UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-40046

Core Scientific, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**86-1243837**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

838 Walker Road

Suite 21-2105

Dover, Delaware

(Address of Principal Executive Offices)

19904

(Zip Code)

(512) 402-5233

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.00001 per share	CORZ	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $6.81 per share	CORZW	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $0.01 per share	CORZZ	The Nasdaq Global Select Market

Securities registered pursuant to section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer		☒ Accelerated filer	☐ Emerging growth company	☐
Non-accelerated filer		Smaller reporting company		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock outstanding, other than shares held by persons who may be deemed affiliates of the registrant, computed by reference to the closing sales price for the common stock on June 28, 2024 of $9.30, as reported on the Nasdaq Global Select Market, was approximately $1.75 billion.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

As of February 20, 2025, 294,122,589 shares of Common Stock, par value $0.00001, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement related to its 2025 Annual Stockholders' Meeting to be filed subsequently are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

Part I


CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


This Annual Report on Form 10-K, including, without limitation, statements under Item 1. — "Business" and Item 7. — "Management's Discussion and Analysis of Financial Condition and Results of Operations," includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Forward-looking statements may be identified by the use of words such as "ability," "aim," "assume," "estimate," "plan," "possible," "project," "forecast," "goal," "opportunity," "intend," "will," "expect," "anticipate," "believe," "enable," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company's ability to scale and grow its business, source clean and renewable energy, the advantages and expected growth of the Company and the Company's ability to source and retain talent. These statements are provided for illustrative purposes only and are based on various assumptions, whether or not identified in this Annual Report on Form 10-K, and on the current expectations of the Company's management. These forward-looking statements are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company.

These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, known or unknown, that could cause actual results to vary materially from those indicated or anticipated. These risks, assumptions and uncertainties include those described in Item 1A. — "Risk Factors." If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. There may be additional risks that the Company could not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company's expectations, plans or forecasts of future events and views as of the date of this Annual Report on Form 10-K and should not be relied upon as representing the Company's assessments as of any date subsequent to the date of this Annual Report on Form 10-K. The Company anticipates that subsequent events and developments will cause the Company's assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. Accordingly, you should not place undue reliance on these forward-looking statements, which speak only as of the date they are made.

Item 1. Business

Overview

Core Scientific, Inc. ("we," "us," "our," the "Company," "Core Scientific," or "Core") is a leader in designing, building and operating digital infrastructure for high-performance computing. Since our inception in 2018, we have been a premier provider and operator of dedicated, purpose-built facilities and software solutions for digital asset mining for ourselves and our third-party customers. We believe that opportunities for growth exist in various applications of our data centers for third-party customers focused on cloud computing as well as machine learning and artificial intelligence, and in March 2024, we announced the provision of digital infrastructure colocation services to a third party engaged in high-performance computing ("HPC").

In May 2024, we expanded our relationship with CoreWeave, Inc. ("CoreWeave") the artificial intelligence ("AI") hyperscaler, to provide approximately 200 megawatts ("MW") of digital infrastructure to host CoreWeave's HPC operations and provided CoreWeave options with respect to the Company's existing facilities to provide approximately 500 MW of digital infrastructure on similar terms. In June and August 2024, the Company announced CoreWeave's execution of options to secure an additional 70 MW and 112 MW, respectively, of infrastructure to host its HPC operations. In October 2024, the Company announced that CoreWeave had exercised its final option for an additional 120 MW of infrastructure.

These new agreements leverage the Company's existing digital infrastructure and expertise in third-party hosting solutions. We believe that using our existing infrastructure for HPC hosting operations will provide more consistent dollar-based revenue and represents substantially less risk than our traditional digital asset self-mining or our digital asset hosted mining operations. As a result, we intend to focus our business development and marketing efforts on expanding our HPC hosting customer base. As a result, we initiated a significant strategic transition from bitcoin mining to hosting and colocation services for customers employing hosting services for HPC workloads such as artificial intelligence-related applications.

During 2024, we were substantially engaged in constructing, refurbishing, reallocating or converting a substantial portion of our ten facilities in Alabama (1), Georgia (2), Kentucky (1), North Carolina (1), North Dakota (1), Oklahoma (1), and Texas (3) to support artificial intelligence-related workloads, primarily for our one existing HPC customer, but also to support our commitment to meeting the growing demand for HPC solutions and diversifying our revenue streams.

Currently, the vast majority of our revenue is from mining bitcoin for our own account ('self-mining"). We remain committed to maintaining the efficiency of our digital asset mining while capitalizing on the opportunities presented by the growing HPC hosting business.

Business Strategy

Our business strategy is to grow our revenue and profitability by expanding our existing large-scale data center infrastructure portfolio configured for specialized computers performing specific, high-value applications such as cloud computing, machine learning and artificial intelligence, and maximizing the portion of our existing infrastructure portfolio contracted for HPC hosting. We intend to continue to strategically develop and make operational the infrastructure necessary to support our existing contractual commitments to our existing HPC customer and to support expected customer growth and additional demand by leveraging our data center expertise and capabilities. We intend to seek additional opportunities and to engage additional customers in the HPC Hosting segment to expand our business into these areas using our knowledge, expertise, existing and future infrastructure where favorable market opportunities exist.

Our strategy is focused on hyperscale cloud-based providers and enterprises, including potential customers we believe have significant data center infrastructure needs that have not yet been outsourced or will require additional data center space and power to support their growth and their increasing reliance on technology infrastructure in their operations. We believe our capabilities for serving the needs of large hyperscale providers and enterprises will continue to enable us to capitalize on the growing demand for outsourced data center facilities in our markets and in new markets where our customers are located or plan to be located in the future.

Operations

Blockchain and Bitcoin

Blockchains are decentralized digital ledgers that record and enable secure peer-to-peer transactions without third-party intermediaries. Blockchains enable the existence of bitcoin by allowing participants to confirm transactions without the need for a central certifying authority. When a participant requests a transaction, a peer-to-peer computer network consisting of nodes validates the transaction and the user's status using known algorithms. After the transaction is verified, it is combined with other transactions to create a new block of data for the ledger. The new block is added to the existing blockchain in a way that is permanent and unalterable, thereby completing the transaction. As each new block refers back to and "connects" with the immediately prior solved block associated with it, the addition of a new block adds to the blockchain in a manner similar to a new link being added to a chain.

Bitcoin, known as a cryptocurrency, is a medium of exchange that uses encryption techniques to control the creation of units and to verify the transfer of funds. Consumers use digital assets such as bitcoin because they offer lower cost and faster peer-to-peer payment options without the need to provide personal details. Every single transaction, and the ownership of every single digital asset in circulation, is recorded in the blockchain, which effectively contains a record of all account balances. Companies and individuals engaged in mining use powerful miners that tally digital asset transactions to operate the blockchain. These miners update stored records each time a transaction is made and ensure the authenticity of information. Each account on the blockchain is identified solely by its unique public key, which renders it effectively anonymous, and is secured with its associated private key, which is kept secret, like a password. The combination of private and public cryptographic keys constitutes a secure digital identity in the form of a digital signature, providing strong control of ownership.

No single entity owns or operates the network associated with these bitcoin. The infrastructure that enables the network is collectively maintained by a decentralized public user base. Because the network operates in a decentralized manner, it does not rely on governmental authorities or financial institutions to create, transmit or determine the value of bitcoin. Rather, value is determined by market factors, primarily the supply and demand for the units, with prices being set in transfers by mutual agreement or through barter among transacting parties, as well as by the number of counterparties that may accept bitcoin. As bitcoin transactions can be broadcast to the network by any user's blockchain and bitcoin can be transferred without the involvement of intermediaries or third parties, there are currently little to no transaction costs in direct peer-to-peer transactions involving bitcoin. Bitcoin can be converted to fiat currencies, such as the U.S. dollar, at rates determined on various exchanges. Bitcoin prices are quoted on various exchanges and demonstrate volatility.

The user community has viewed bitcoin to offer several advantages over traditional (also known as "fiat") currency, including:

- Acting as a fraud deterrent, as digital assets recorded on a blockchain are virtually impossible to counterfeit, reverse, or modify;
- Immediate settlement;
- Elimination of counterparty risk;
- No requirement for a trusted intermediary;
- Lower transaction fees;
- Identity theft prevention;
- Universal accessibility;
- Transaction verification and confirmation processes that prevent double spending;
- Decentralized mining at any time of day without any central authority (governments or financial institutions); and
- Universal value.

During the year ended December 31, 2024, the trading price of one bitcoin ranged from a low of $38,515 in January 2024 to a high of $108,253 in December 2024. As of February 20, 2025, the trading price of one bitcoin was $98,334.

Bitcoin Mining

In a proof-of-work approach such as bitcoin, specialized computers, or "miners," power and secure blockchains by solving complex cryptographic algorithms to validate transactions on specific digital asset networks. In order to add blocks to the blockchain, a miner must map an input data set consisting of the existing blockchain, plus a block of the most recent digital asset transactions and an arbitrary number called a "nonce," to an output data set of a predetermined length using the SHA256 cryptographic hash algorithm. Solving these algorithms is also known as "solving or completing a block." In the Bitcoin network, solving a block results in a reward of bitcoin in a process known as "mining." These rewards of bitcoin currently can be sold profitably when the sale price of bitcoin exceeds the cost of mining, which generally consists of the cost of mining hardware, the cost of the electrical power to operate the machine, and other facility and overhead costs associated with housing, operating and supporting the equipment.

Mining processing power is generally referred to as "hashing power." A "hash" is the computation run by mining hardware in support of the blockchain. A miner's "hash rate" refers to the rate at which it is capable of solving such computations per second. Miners with a higher rated hash rate when operating at maximum efficiency have a higher chance of completing a block in the blockchain and receiving a digital asset reward than those operating at a lower hash rate or with lower efficiency. Currently, the likelihood that an individual mining participant acting alone will solve a block and be awarded a digital asset reward is extremely low. As a result, to maximize the opportunities to receive a reward, most large-scale mining organizations have joined with other similar operators in "mining pools" where the computing power of each pool participant is coordinated to complete the block on the blockchain and mining rewards are distributed to participants in accordance with the rules of the mining pool. Fees payable to the operator of the pool typically represent 0.05% to 0.08% of the reward earned and are deducted from the amounts earned by each pool participant. Mining pools are subject to various risks including communication connection issues, outages and other disruptions that can impact the quantity of digital assets earned by participants.

The miners we operate are highly specialized computer servers built to use application-specific integrated circuit ("ASIC") chips that are designed specifically to mine bitcoin. With miners we produce computing power, known as "hash rate," with which we verify transactions on the Bitcoin blockchain. Bitcoin "mining" refers to the process of proposing and verifying transaction updates to the Bitcoin blockchain, which helps keep the Bitcoin network and its blockchain secure. Our bitcoin mining operation is focused on the generation of bitcoin by solving complex cryptographic algorithms to validate transactions on the Bitcoin network blockchain, which is commonly referred to as "mining." Our digital asset self-mining activity competes with myriad mining operations throughout the world to complete new blocks on the blockchain and earn the reward in the form of bitcoin.

Mathematically Controlled Supply

The method for creating new bitcoin is mathematically controlled in a manner such that the supply of bitcoin grows at a limited rate, based on a pre-determined schedule. The number of bitcoin awarded for solving a new block is automatically halved every 210,000 blocks. This means every block up to and including block 210,000 produced a reward of 50 bitcoin, while blocks beginning with 210,001 produced a reward of 25 bitcoin. Since blocks are mined on average every 10 minutes, 144 blocks are mined per day, on average. At 144 blocks per day, 210,000 blocks take four years to mine, on average. The current fixed reward for solving a new block decreased to 3.125 bitcoin per block in April 2024, from 6.25 bitcoin per block. The next halving for the bitcoin blockchain is anticipated to occur in 2028 at block 1,050,000. This deliberately controlled rate of bitcoin creation means that the number of bitcoin in existence will never exceed 21 million unless the Bitcoin network's source code (and the underlying protocol for bitcoin issuance) is altered.

Digital asset mining profitability depends on access to low-cost energy, driving the expansion of infrastructure in regions with the most affordable power. Owning and operating this infrastructure enabled our strategic transition to HPC hosting services, which generate higher recurring revenues than digital asset mining. We expect this trend to continue, as the demand for low-cost power remains a critical factor for both digital asset mining and emerging AI and data center workloads.

High-Performance Computing Hosting

HPC is a technology that uses clusters of powerful processors that work in parallel to process massive data sets and solve complex problems at extremely high speeds. The proliferation of data, as well as data-intensive and AI enabled applications and use cases, is driving demand for the computing power of HPC. Traditionally, HPC has involved an on-premises infrastructure, investing in supercomputers or computer clusters.

Our HPC hosting revenue is generated by licensing colocation data center space and related services to a licensee at our Austin, Texas data center. These licensing agreements and orders include lease components, nonlease components (such as power delivery, physical security, maintenance and other billable expenses), as well as noncomponent elements such as taxes. Under these contracts, customers pay fixed payments (based on electric capacity) and variable payments on a recurring basis. HPC colocation leases may include all or portions of a data center, where customers may also lease office space to support their colocation operations where revenue is primarily based on power usage as well as square footage.

Segments

We have three operating segments: "Digital Asset Self-Mining," consisting of performing digital asset mining for our own account, "Digital Asset Hosted Mining," consisting of providing hosting services to third parties for digital asset mining, and "HPC

Hosting," consisting of providing hosting services to third parties for graphics processing unit ("GPU") based HPC hosting operations. Prior to April 1, 2024, we operated only in the Digital Asset Self-Mining and Digital Asset Hosted Mining segments.

Our Digital Asset Self-Mining operation segment generates revenue from the deployment and operation our own large fleet of computers ("miners") within our owned digital infrastructure as part of a pool of users that process transactions conducted on one or more blockchain networks. In exchange for this activity, we receive digital assets in the form of bitcoin. We began digital asset mining at scale in 2018 and in 2020 became one of the largest North American providers of hosting services primarily for third-party mining customers. We had an average hourly operating power demand of approximately 572 MW for the year ended December 31, 2024.

Our Digital Asset Hosted Mining operation segment generates revenue through the sale of electricity-based consumption contracts for our hosting services, which are recurring in nature. Our Digital Asset Hosted Mining operation segment provides a full suite of services to our digital asset mining customers. We provide deployment, monitoring, troubleshooting, optimization and maintenance of our customers' digital asset mining equipment and provide necessary electrical power, repair and other infrastructure services necessary for our customers to operate, maintain and efficiently mine digital assets. We do not expect to further expand our Digital Asset Hosted Mining operations in 2025 and future years.

Our HPC Hosting operation segment generates revenue by providing colocation, cloud and connectivity services to customers in exchange for a fee. Our HPC Hosting operation segment provides colocation, facilities operations, security and other services to third-party HPC customers to support workloads for machine learning and artificial intelligence. As of December 31, 2024, we have secured approximately 1,317 MW of contracted power capacity to operate and manage one of the largest data center infrastructure asset bases among publicly listed North American miners with operational capacity of approximately 784 MW to support of our existing and planned HPC operations as well as our existing digital asset mining operations.

Suppliers

Power Providers

Historically, we have contracted with large electric utility providers to provide a sufficient supply of electricity to power the mining operations in our facilities. We have fixed, variable and interruptible bi-lateral power supply consumption agreements with electric power suppliers at our various facilities. These agreements provide for both firm and interruptible power supply through each provider's transmission and distribution systems to dedicated substations owned by the power provider, the local utility or the Company. We value our relationships with our power providers and work to lever our operating capabilities to take advantage of any interruptible programs and cost saving opportunities.

The table below summarizes the contracted capacity in megawatts ("MW") by facility location and electric utility provider as of December 31, 2024:

Electric Utility Providers	Contracted Power Capacity (MW)	Facility Location
Tennessee Valley Authority	150	Calvert City, Kentucky ("Calvert")
Murphy Electric Power Board	35	Marble, North Carolina ("Marble 1")
Duke Energy	68	Marble, North Carolina ("Marble 2")
Dalton Utilities	53	Dalton, Georgia ("Dalton 1 & 2")
Dalton Utilities	142	Dalton, Georgia ("Dalton 3")
Nodak Electric Cooperative, Inc.	100	Grand Forks, North Dakota ("Grand Forks")
Denton Municipal Electric	391	Denton, Texas ("Denton")
Texas New-Mexico Power	253	Pecos, Texas ("Cottonwood")
Oklahoma Gas & Electric	100	Muskogee, Oklahoma ("Muskogee 1")
Austin Energy	15	Austin, Texas
Alabama Power Company	10	Auburn, Alabama
Total	1,317	

Facility Development

Our experienced in-house facility development teams, utilizing from time to time the expertise of third parties, focus on sourcing, evaluating, designing, engineering, and developing the facilities where we host our customers HPC colocation needs and facilities where we earn digital assets, primarily bitcoin, through self-mining. We primarily engage third parties to construct our facilities according to our design specifications.

Mining Equipment

Our mining operations rely on specialized digital asset mining hardware equipped with ASIC chips ("ASICs") designed to solve cryptographic hashes for blockchain networks using the SHA-256 algorithm. Historically, we have sourced substantially all of our miners from Bitmain Technologies Limited ("Bitmain"), one of the leading manufacturers of digital asset mining equipment. In 2024 we entered into an agreement with Block, Inc. a technology company developing ASICs, to acquire 3 nm ASICs customized for digital asset mining. We intend to utilize the ASICs in custom manufactured mining machines to refresh a portion of our existing mining fleet.

We intend to design these machines to maximize available mining infrastructure, optimize mining performance and reduce the total cost of digital asset mining within our mining facilities.

As of December 31, 2024, we had deployed approximately 171,100 bitcoin miners, which number consists of approximately 164,000 self-miners and approximately 7,100 hosted miners, which represented 19.1 exahash per second ("EH/s") and 1.0 EH/s for self-miners and hosted miners, respectively.

Human Resources

As of December 31, 2024, we had 325 full-time employees. All of our employees are located in the United States in more than 30 states. We also engage consultants and contractors to supplement our permanent workforce on an as needed basis. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we have not experienced any work stoppages.

Our mission and values are the foundation for our Company culture. More specifically, our mission is to accelerate digital innovation by scaling high-value computing rapidly, efficiently, and responsibly. As for our values, they include: (1) operating with integrity and maintaining the highest standards, and supporting each other as a single team, to ensure our collective success ("Team First"); (2) acting as owners of the business, in the interest of all stakeholders, holding ourselves and each other accountable for our actions and outcomes ("Extreme Ownership"); (3) relentlessly seeking to accelerate the world's digital transformation and improve the way we do business to reduce costs, improve quality and grow ("Innovate & Simplify"); and (4) seeking to maximize transparency with all our stakeholders to ensure understanding, alignment and constructive dialog ("Transparency"). Our mission and values reflect who we are and the way our employees interact with one another, our customers, partners, and shareholders. Working together and guided by our mission and values, we are committed to creating a company where everyone is included and respected, and where we support each other in reaching our full potential.

Additionally, Core Scientific works diligently to attract and retain top talent from a diverse range of sources in order to meet the current and future demands of our business. Our competitive compensation and benefits offerings in combination with a strong employee value proposition leverages our shared sense of purpose and collaborative working environment as well as our innovative and cutting-edge business helps us attract and retain top talent at our Company. Furthermore, we strive to empower our people to find new and better ways of doing things, and our dynamic business means that careers can develop in exciting and unexpected directions.

Competition

Each of the HPC and bitcoin mining markets are highly competitive.

In the HPC market, we compete with numerous established data center providers, including Equinix, Inc., Digital Realty Trust, NTT, Switch, Inc., and CyrusOne Inc., as well as private operators specializing in HPC or colocation services, and digital asset miners looking to convert existing digital mining facilities into HPC colocation facilities. Many of these competitors are better established, have better brand recognition, and are well capitalized, and organized to take advantage of certain tax benefits for their investors, lowering their external cost of capital. Many of our competitors seek to establish data centers in the same geographic regions as we do and compete for the same sources of power, equipment and customers as Core Scientific. Competitors compete on price, facility location, reputation and perceived skill with respect to performance. We believe that our experience in the digital asset mining market, our ability to rapidly deliver scalable, purpose-built data centers, combined with cutting-edge, energy-efficient technologies, will enable us to compete favorably within the HPC market.

Our bitcoin self-mining operations compete globally with other mining operations throughout the world to complete new blocks on the blockchain and earn the reward in the form of bitcoin. We compete on the basis of our total number of miners, the hash rate we are able to consistently generate, the size and skill of the mining pool through which we participate and the efficiency of our miner and mining operations. A mining pool is created when mining participants pool the processing power of their miners over a network and mine transactions together. Rewards are then distributed proportionately to the pool participants based on the work/hash power contributed to solving a block.

Digital asset mining is now dominated by large-scale, industrial miners operating large dedicated facilities around the world, including sovereign nation states with considerable resources who mine directly or support mining operations through their sovereign wealth funds, all of whom compete to solve new blocks, acquire new and used miners, and purchase and consume energy and supplies to build mining facilities. Our mining operations also compete with non-digital asset operations for access to suitable real estate and access to affordable and dependable electric power. In addition to competing to solve new blocks, we compete to acquire new miners, to raise capital, to obtain access to facilities for the location of mining operations, and to develop or acquire new technologies.

Our hosting activities compete with a large number of other hosting operations. Our success in our hosting operations depends on our ability to supply hosting space and power, our performance with respect to installation, operation and repair of customer equipment, our ability to obtain replacement parts, the value of our service offering to our customers and the availability of mining equipment. To compete effectively as a hosting provider, we continue to market our services effectively to large-scale miners that value our ability to host at scale and who are willing to pay a premium hosting fee for our high up-time and operational expertise.

In both our self-mining and hosting activities, we additionally compete with other operations and participants for equity and debt financing since our business is capital intensive.

Several public companies (traded in the United States, Canada, and internationally), such as the following, may be considered self-mining and hosting competitors to the Company:

- Argo Blockchain PLC;
- Bit Digital, Inc.;
- Bitfarms Ltd.;
- Cipher Mining Inc.;
- CleanSpark, Inc.;
- Hive Blockchain Technologies Inc.;
- Hut 8 Corp.;
- Marathon Digital Holdings, Inc.;
- Riot Platforms, Inc.; and
- TeraWulf Inc.

Other market participants in the bitcoin mining industry include investors and speculators, retail users transacting in digital assets, and service companies that provide a variety of services, including buying, selling, payment processing and storing of bitcoin. To continue to be successful, we will require sufficient additional capital to build additional facilities and to acquire new mining equipment and related infrastructure. Subject to raising additional capital, our bitcoin initiatives will compete with other industry participants that focus on investing in and securing the blockchains of bitcoin and other digital assets.

Emergence from Bankruptcy

On January 15, 2024, the Company and certain of its affiliates filed with the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") the Fourth Amended Joint Chapter 11 Plan of Core Scientific, Inc. and its Affiliated Debtors (with Technical Modifications) (the "Plan of Reorganization"). On January 16, 2024, the Bankruptcy Court entered an order confirming the Plan of Reorganization. On January 23, 2024 (the "Effective Date"), the conditions to the effectiveness of the Plan of Reorganization were satisfied or waived and the Company emerged from bankruptcy. On January 24, 2024, the Company's common shares began trading on the Nasdaq market under the ticker symbol CORZ.

On the Effective Date, a new Board of Directors was constituted and the Company, in accordance with the Plan of Reorganization satisfied and extinguished claims in the Chapter 11 cases through the issuance of (i) new common stock ("New Common Stock"), (ii) new warrants ("New Warrants"), (iii) contingent value rights ("CVRs"), (iv) new secured convertible notes due 2029 ("New Secured Convertible Notes"), and (v) new secured notes due 2028 ("New Secured Notes"). For more detailed information regarding our emergence from bankruptcy, refer to Notes 3 — Chapter 11 Filing and Emergence from Bankruptcy, 8 — Convertible and Other Notes Payable, 9 — Contingent Value Rights and Warrant Liabilities and 12 — Stockholders' Deficit to our consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

Intellectual Property

We seek protection for our intellectual property as appropriate. To establish and protect our proprietary rights, we rely upon a combination of patent, copyright, trade secret and trademark laws and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements.

We have filed over 120 patent applications in technologies such as blockchain, data center management, infrastructure and cooling. The patent applications have been filed in the United States and in certain locations outside the United States. A subset of the patent applications have issued as patents. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Furthermore, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. Moreover, our platform incorporates software components licensed to the general public under open-source software licenses. We obtain many components from software developed and released by contributors to independent open-source components of our platform. Open-source licenses grant licensees broad permissions to use, copy, modify and redistribute those open-source components of our platform. As a result, open-source development and licensing practices can limit the value of our software copyright assets.

We pursue the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. To protect our brand, we file trademark registrations in some jurisdictions.

Government Regulation

Due to the relatively short history of digital assets like bitcoin, and their emergence as a new asset class, government regulation of blockchain and bitcoin is constantly evolving, with increased interest expressed by U.S. and international regulators. In October 2020, the Cyber-Digital Task Force of the U.S. Department of Justice published a report entitled "Cryptocurrency: An Enforcement Framework" that detailed the Department's view with respect to digital assets and the tools at the Department's disposal to deal with threats posed by digital assets. In February 2021, representatives of the government of Inner Mongolia, China announced plans to ban digital asset mining within the province due to the energy and rare earth mineral demands of the industry. In March 2021, the nominee for Chair of the U.S. Securities and Exchange Commission ("SEC") expressed the need for investor protection along with promotion of innovation in the digital asset space. In March 2022, former President Biden signed an Executive Order outlining an "whole-of-government" approach to addressing the risks and harnessing the potential benefits of digital assets and its underlying technology. The executive order lays out a national policy for digital assets over six highlighted priorities. In January 2023, the U.S. House of Representatives created a new congressional subcommittee focused on digital assets, the Subcommittee of Digital Assets, Financial Technology and Inclusion, operating under the House Financial Services Committee.

In addition to the activities of the United States federal government and its various agencies and regulatory bodies, government regulation of blockchain and digital assets is also under active consideration by similar entities in other countries and transnational organizations, such as the European Union. State and local regulations within the United States also may apply to our activities and other activities in which we may participate in the future. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in blockchain or digital asset businesses. For instance, the SEC has taken an active role in regulating the use of public offerings of proprietary coins (so-called "initial coin offerings") and has made statements and official promulgations as to the status of certain digital assets other than bitcoin as "securities" subject to regulation by the SEC.

The effect of any regulatory change by the federal, state, local or foreign governments or any self-regulatory agencies on the Company is impossible to predict, but such change could be substantial and may have a material adverse effect on the Company's business, financial condition and results of operations. For example, in November 2022, the State of New York enacted a law prohibiting new proof-of-work mining activities that use power generated from carbon inputs. While the Company does not currently operate in New York, there is no guarantee that future regulation or adverse action will not take place and interpretation of existing regulations in a manner adverse to our business is possible. In January 2024, a decade after initial applications were filed, the SEC approved a series of spot Bitcoin exchange-traded funds, which have received billions of dollars of in-flows. In February 2024, the U.S. Energy Information Administration (the "EIA") commenced a six-month survey among participants in the U.S. cryptocurrency mining industry to collect data to track and analyze the electricity consumption by such industry participants. The EIA's analysis would focus on how the energy demand for cryptocurrency mining is evolving, identify geographic areas of high growth, and quantify the sources of electricity used to meet cryptocurrency mining demand. It is unclear what, if any, regulatory policy changes may result following the collection and analysis of the data obtained through the EIA's survey if it proceeds, but if regulators seek to curb electricity consumption by cryptocurrency mining operations in the future our business could be adversely affected. As of February 23, 2024, the U.S. Department of Energy (the agency governing the EIA) agreed to temporarily suspend this survey following a lawsuit by a cryptocurrency association and bitcoin mining company. Most recently, in January 2025, the Acting SEC Chairman announced the launch of a crypto task force dedicated to developing a comprehensive and clear regulatory framework for crypto assets, in contrast to the SEC's prior reliance on enforcement actions to regulate cryptocurrencies. The extent and content of any forthcoming laws and regulations are not yet ascertainable, and they may not be ascertainable in the near future. The Company will closely monitor the outcome of this and other regulatory developments concerning cryptocurrency mining, as to the potential effects on our business.

In addition, various foreign jurisdictions either have adopted, or may adopt, laws, regulations or directives that affect digital assets such as bitcoin, digital asset networks, and their users and participants. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of bitcoin by users, merchants and service providers outside of the United States, and may therefore impede the growth of bitcoin. Presently, we do not believe any U.S. or state regulatory body other than the State of New York has taken any action or position adverse to bitcoin with respect to its production, sale, and use as a medium of exchange; however, future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of certainty. As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities.

Environmental

The effects of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other foreign governments. In general, efforts are being made by government regulators and others to reduce greenhouse gas emissions, particularly those from coal combustion power plants. Some of these plants may be those our operations rely upon for power. In addition, there are increasing concerns over the quantity of energy, particularly from non-renewable sources, used for bitcoin mining and its effects on the environment (with lesser recognition for any positive contributions by bitcoin mining to the operation of existing electrical grids and systems).

While the nature or effect on the Company of any environmental regulatory changes by federal, state, local or foreign governments or self-regulatory agencies is impossible to predict, the added cost of any environmental taxes, charges, assessments or penalties levied on power plants we rely upon could be passed on to us, increasing the cost to run our facilities. If environmental laws or regulations or industry standards are either changed or adopted and impose significant operational restrictions and compliance requirements on our operations, our business, capital expenditures, results of operations, financial condition and competitive position could be materially adversely impacted.

Seasonality

The Company's production of bitcoin and its HPC operation can be affected when extreme temperatures in locations where its data centers operate result in local power price volatility that necessitates economic or grid stabilization-driven curtailment. Our HPC data centers run on back-up generators in the event of a power outage or curtailment. Digital asset generation from the Company's mining operations may also vary depending on the Company's total hash rate at a given point in time relative to the total hash rate of the Bitcoin network.

Corporate Information

Our principal executive offices are located at 838 Walker Road, Suite 21-2105, Dover, Delaware 19904, and our telephone number is (512) 402-5233. Our corporate website address is www.corescientific.com. Information contained on or accessible through our website is not a part of this Annual Report on Form 10-K, and the inclusion of our website address in this Annual Report on Form 10-K is an inactive textual reference.

Available Information

Our principal executive offices and telephone number are listed on the cover page of this Annual Report on Form 10-K and our website address is www.corescientific.com. The contents of our website are not part of this Annual Report on Form 10-K and our internet address is included in this document as an inactive textual reference only. We currently make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy reports and all amendments to those reports available free of charge on our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the SEC.

You can access our filings through the SEC's internet site: www.sec.gov (intended to be an inactive textual reference only).

Item 1A. Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this Annual Report on Form 10-K, including our financial statements and related notes elsewhere in this Annual Report on Form 10-K and in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding to invest in our securities. Although we have organized risks generally according to these categories in the discussion below, many of the risks may have ramifications in more than one category. These categories, therefore, should be viewed as a starting point for understanding the significant risks we face and not as a limitation on the potential impact of the matters discussed. If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently believe to be immaterial, may also adversely affect our business.

Summary of Selected Risk Factors Associated with an Investment in Our Securities

The following is a summary of the principal risks associated with an investment in our securities:

- Our success depends in large part on our ability to timely and successfully convert our existing facilities to support our HPC customers and to attract new HPC customers. Delays in the expansion or modification of existing facilities or the construction of new facilities or significant cost overruns could present significant risks to our business and could have a material adverse effect on our business, financial condition and results of operations.

- Currently our HPC business is highly dependent on a single customer.

- Our increased focus on HPC hosting may not be successful and depends on the continuing development and resource and computational requirements of HPC hosting applications such as cloud computing, machine learning and artificial intelligence and continuing need for the infrastructure and services we provide. If our target customer markets, which are new and still developing, do not grow or develop as expected or in a manner consistent with our current business model, our business, financial condition and results of operation would be adversely affected.

- Our success is also dependent on our ability to earn bitcoin profitably, and we may not be able to maintain our competitive position as the Bitcoin network experience increases in total network hash rate.

- Our business is capital intensive, we will need to raise additional capital, and failure to obtain the necessary capital when needed will force us to delay, limit or terminate our expansion efforts or other operations, which would have a material adverse effect on our business, financial condition and results of operations.

- We are subject to risks associated with our need for significant electric power and the limited availability of electrical power and resources, equipment and materials designed to provide usable electrical power within our facilities. In addition, public sentiment regarding electrical power generation, usage and storage, high volume electrical use and climate change, may limit our access to electrical power, decrease available facility sites, and increase our costs and limit the demand for our HPC colocation services. An inability to purchase and develop additional sources of low-cost sources of energy effectively or to obtain real estate, materials and equipment to operate our facilities efficiently will have a material adverse effect on our business, financial condition and results of operations.

- Any failure in our critical systems, facilities or services we provide could lead to disruptions in our and our customers' businesses and could harm our reputation and result in financial penalty and legal liabilities, which would reduce our revenue and have a material adverse effect on our business, financial condition and results of operations.

- If there are significant changes to the method of validating blockchain transactions, such changes could reduce demand for our blockchain hosting services.

- We may be vulnerable to physical security breaches, which could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

- A slowdown in market and economic conditions, particularly those impacting the cloud computing, machine learning and AI industries, the demand for HPC infrastructure and services, and the blockchain industry and the blockchain hosting market, could have a material adverse effect on our business, financial condition and results of operations.

- Digital assets, and bitcoin in particular, are subject to price volatility. The value of bitcoin is dependent on a number of factors, any of which could have a material adverse effect on our business, financial condition and results of operations.

- The "halving" of rewards available on the Bitcoin network, or the reduction of rewards on other networks, has had and in the future could have a negative impact on our ability to generate revenue as our customers may not have an adequate incentive to continue mining and customers may cease mining operations altogether, which could have a material adverse effect on our business, financial condition and results of operations.

- If the award of bitcoin and/or transaction fees for solving blocks is not sufficiently high to incentivize transaction processors, such processors may reduce or cease expending processing power on a particular network, which could negatively impact the utility of the network, reduce the value of its bitcoin and have a material adverse effect on our business, financial condition and results of operations.

- The cash needs of our HPC hosting growth initiatives will limit the amount of digital assets we hold, thus preventing us from recognizing any gain from the appreciation in value of the digital assets we have sold and may sell in the future.

- Any change in the interpretive positions of the SEC or its staff with respect to digital asset mining firms could have a material adverse effect on us.

- Recent developments have increased the likelihood that U.S. federal and state legislatures and regulatory agencies will enact laws and regulations to regulate digital assets and digital asset intermediaries, such as digital asset exchanges and custodians.

- Increasing scrutiny and changing expectations from government regulators, investors, lenders, customers, and other market participants with respect to Environmental, Social and Governance ("ESG") policies may impose additional costs on us or expose us to additional risks.

- Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results, and financial condition.

- We may not have adequate sources of recovery if the bitcoin or other digital assets held by us are lost, stolen or destroyed due to third-party digital asset services, which could have a material adverse effect on our business, financial condition and results of operations.

- Our actual financial results after emergence from bankruptcy may not be comparable to our historical financial results or our projections filed with the Bankruptcy Court or otherwise made public in the course of the Chapter 11 Cases.

Risks Related to our Businesses and Industries

Our success depends in large part on our ability to timely and successfully convert our existing facilities to support our HPC customers and to attract new HPC customers. Delays in the expansion or modification of existing facilities or the construction of new facilities or significant cost overruns could present significant risks to our business and could have a material adverse effect on our business, financial condition and results of operations.

Our ability to timely and successfully convert our existing facilities to support our HPC customers will be negatively impacted by:

- deficiencies, delays or failures in performance by construction firms retained to build, build-out or remodel our facilities;

- disruptions in the supply chain or excessive demand for construction materials, electrical transformers, generators and other materials used in high performance data centers that delay receipt of, or make unavailable, required supplies, materials and equipment;

- difficulties in generating sufficient cash flow or obtaining necessary financing that delay or prevent the completion of planned facilities;

- failure to timely pay construction costs and expenses, including failure on the part of our customers to pay or reimburse costs and expenses when due; or

- delays in obtaining necessary government approvals, receipt of power allocations, land acquisitions and easements, as well as change orders, modification to designs and construction plans that delay construction, increase costs or that reduce the usable electrical power footprint.

Currently our HPC business is highly dependent on a single customer.

One customer, CoreWeave, currently accounts for 100% of our HPC Hosting segment revenue. Our success in the HPC Hosting segment is highly dependent on the success of CoreWeave and the fulfillment by it of its obligations under our existing contractual arrangements. Any failure to meet CoreWeave's expectations, including, but not limited to, failure to fulfill our contractual obligations, could result in cancellation or non-renewal of our business relationship, or harm to our business relationship that could impact our future growth and which could have a material adverse effect on our business, financial condition and results of operations.

Our increased focus on HPC hosting may not be successful and depends on the continuing development and resource and computational requirements of HPC hosting applications such as cloud computing, machine learning and artificial intelligence and continuing need for the infrastructure and services we provide. If our target customer markets, which are new and still developing, do not grow or develop as expected or in a manner consistent with our current business model, our business, financial condition and results of operation would be adversely affected. Further, increases in power costs could negatively impact our hosting customers' demand for services, harm our growth prospects and could have a material adverse effect on our business, financial condition and results of operations.

Our success also depends in large part on our ability to attract additional customers and retain our existing customer for our HPC Hosting capabilities in a profitable manner, which we may not be able to do if:

- there is a reduction in the demand for HPC hosting applications such as cloud computing, machine learning and artificial intelligence;

- rapid innovation and technological disruption in cloud computing, machine learning and artificial intelligence decrease computational requirements and therefore lower demand for our HPC hosting offerings;

- high energy costs, supply chain disruptions (including labor availability), government regulation, and compliance costs increase HPC hosting service costs, reduces potential demand for services and reduce revenue and profitability;

- we fail to provide competitive hosting terms or effectively market them to potential customers;

- we provide hosting services that are deemed by existing and potential customers or suppliers to be inferior to those of our competitors, or that fail to meet customers' or suppliers' ongoing and evolving program qualification standards, based on a range of factors, including available power, preferred design features, security considerations and connectivity;

- businesses decide to host internally as an alternative to the use of our services;

- we fail to successfully communicate the benefits of our services to potential customers;

- we are unable to strengthen awareness of our brand; or

- we are unable to provide services that our existing and potential customers desire.

Our success in our digital asset segments depends in large part on our ability to earn bitcoin in a profitable manner. In the past, increases in power costs have impacted our ability to earn digital assets efficiently and reduced bitcoin pricing have reduced our operating margins. Future increases in power costs and unfavorable prices for digital assets will harm our growth prospects and could have a material adverse effect on our business, financial condition and results of operations.

Our success in our digital asset segments depends in large part on our ability to earn bitcoin and to provide services to the customers of our hosting capabilities in a profitable manner, which we may not be able to do if:

- there is a reduction in the demand for bitcoin causing the price of bitcoin to fall reducing revenue from our self-mining operations;

- high energy costs, supply chain disruptions or government regulation compliance costs increase mining costs and reduce revenue and profitability; or

- we are unable to secure an adequate supply of new generation digital asset mining equipment.

We may not be able to maintain our competitive position as the Bitcoin network experiences increases in total network hash rate.

As the relative market prices of a digital asset, such as bitcoin, increases, more companies are encouraged to mine for that digital asset and as more miners are added to the network, its total hash rate increases. In order for us to maintain our competitive position under such circumstances, we must increase our total hash rate by acquiring and deploying more mining machines, including new miners with higher hash rates. There are currently only a few companies capable of producing a sufficient number of machines with adequate quality to address the increased demand. If we are not able to acquire and deploy additional miners on a timely basis, our proportion of the overall network hash rate will decrease and we will have a lower chance of solving new blocks which will have an adverse effect on our business and results of operations.

As more processing power is added to a network, our relative percentage of total processing power on that network is expected to decline absent significant capital investment, which has an adverse impact on our ability to generate revenue from processing transactions on that network and could have a material adverse effect on our business, financial condition and results of operations.

Processing power on networks has been increasing rapidly over time while the rewards and transaction fees available on those networks tends to decline over time. In order to grow or maintain the revenue we generate from processing transactions on such networks, we are required to invest significant capital to acquire new computer servers, expand our power capacity and otherwise increase our effective processing power on such networks. In the event we are unable to invest sufficient capital to grow or maintain the level of our processing power on a network relative to the total processing power of such network, our revenue from the applicable network will decline over time and as a result, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, a decrease in the price of computer servers may result in an increase in transaction processors, which may lead to more competition for fees in a particular network. In the event we are unable to realize adequate fees on a network due to increased competition, our revenue from the applicable network will decline over time and in turn, it could have a material adverse effect on our business, financial condition and results of operations.

Our business is capital intensive, and failure to obtain the necessary capital when needed will force us to delay, limit or terminate our expansion efforts or other operations, which would have a material adverse effect on our business, financial condition and results of operations.

The costs of constructing, developing, operating and maintaining our HPC and digital mining facilities, and owning and operating a large fleet of the latest generation digital mining equipment, are substantial.

Our HPC hosting operations may be impacted by costs and expenses beyond our control or require capital investment that neither we nor our customers are able to bear, reducing our revenue and profitability.

Our digital asset mining operation can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with earning digital assets are lower than the price of the digital assets we earn. Falling digital asset prices or asset prices that do not keep pace with higher energy prices, significantly higher energy prices, inflation and supply chain disruptions reduce our profitability. Our miners experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond our control, increasing our costs and reducing our revenue and profitability. The continual upgrade and refresh of mining machines requires substantial capital investment, and we may face challenges in doing so on a timely basis based on availability of new miners and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement miners at scale, we may be unable to remain competitive in our highly competitive and evolving industry.

Moreover, in order to grow our hosting business, we may need additional facilities to increase our capacity for more miners. The costs of constructing, developing, operating and maintaining hosting facilities and growing our hosting operations may not be profitable or possible.

We may need to raise additional funds through equity or debt financings in order to meet our operating and capital needs. Raising additional debt or equity financing may be difficult and may not be available when needed or, if available, may not be available on satisfactory terms. An inability to generate sufficient cash from operations or to obtain additional debt or equity financing have adversely affected our results of operations.

Our business is highly dependent on a small number of digital asset mining equipment suppliers.

Our business is highly dependent upon a few digital asset mining equipment suppliers providing an adequate and timely supply of new generation digital asset mining machines at economical prices. The growth in our business is dependent in large part on the availability of new generation mining machines offered for sale at a price conducive to profitable digital asset mining, as well as the trading price of digital assets such as bitcoin. The market price and availability of new mining machines fluctuates with the price of bitcoin and can be volatile. Higher bitcoin prices increase the demand for mining equipment and increases the cost. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining machine equipment shortages. Digital asset mining equipment suppliers, may not be able to keep pace with any surge in demand for mining equipment. Further, manufacturing mining machine purchase contracts are not favorable to purchasers and we may have little or no recourse in the event a mining machine manufacturer defaults on its mining machine delivery commitments. If we are not able to obtain a sufficient number of digital asset mining machines at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be negatively impacted.

Miner manufacturers may continue requiring significant advance deposits before orders are fulfilled and delivered.

Historically, miner manufacturers have required advance deposits for miner purchases. These deposits tie up significant amounts of cash several months before mining machines are received and operable to generate revenue. These advance deposits further drive the financial burden of operating a capital-intensive business. Miner manufacturers holding a deposit from the Company may go out of business before delivering purchased miners, or for other reasons fail to deliver the miners associated with the deposit. There is no certainty that, in such circumstances, the Company would succeed in recovering any of its deposit, which could materially and adversely affect its business, financial condition, and results of operations.

Our reliance on third-party mining pool service providers for our earned mining reward payouts may have a negative impact on our operations.

We utilize third party mining pools to receive our earned mining rewards from a given network. Mining pools allow mining participants to combine their processing power, which increases the chances of solving a block and the pool getting paid by the network. Contractually determined rewards are distributed by the pool operator, proportionally to our contribution to the pool's overall mining power used to generate each block. We are dependent on the accuracy of the mining pool operator's record keeping to accurately record our proportion of the total processing power provided to the pool. While we have internal methods of tracking both our power provided and the total power used by the pool, the mining pool operator uses its own method to determine our proportion of the pool's total rewards. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by a mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.

If we do not accurately predict our facility requirements, it could have a material adverse effect on our business, financial condition and results of operations.

The costs of building out, leasing and maintaining our facilities constitute a significant portion of our capital and operating expenses. In order to manage growth and ensure adequate capacity for our new and existing HPC hosting customers while minimizing unnecessary excess capacity costs, we continuously evaluate our short- and long-term data center capacity requirements. If we overestimate our business' capacity requirements or the demand for our services and therefore secure excess data center capacity, our operating margins could be materially reduced. If we underestimate our data center capacity requirements, we may not be able to service the required or expanding needs of our existing customers and may be required to limit new customer acquisition, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with our need for significant electric power and the limited availability of electrical power and resources, equipment and materials designed to provide usable electrical power within our facilities, which could have a material adverse effect on our business, financial condition and results of operations. An inability to purchase and develop additional sources of low-cost sources of energy effectively or to obtain real estate, materials and equipment to operate our facilities efficiently will have a material adverse effect on our business, financial condition and results of operations.

Our businesses require a significant amount of electric power. The costs of electric power account for a significant portion of our cost of revenue. We require a significant electric power supply to conduct our mining activity and to provide many hosting services we offer, such as powering and cooling our and our customers' servers and network equipment and operating critical mining and facility and equipment infrastructure.

The amount of power required by us and our customers will increase commensurate with the demand for our services and the increase in miners we operate for ourselves and our hosting customers. Energy costs and availability are vulnerable to seasonality, with increased costs primarily in the summer months and risks of outages and power grid damage as a result of inclement weather, animal incursion, sabotage and other events out of our control. Higher than expected power rates in 2022 materially impacted our operations.

We aim to build and operate energy efficient facilities, but such facilities may not be able to deliver sufficient power to meet the growing needs of our business. The cost of power at our facilities is dependent on our ability to perform under the terms in the power contracts we are a party to, which we may be unable to do successfully. Pursuant to power contracts that require curtailment, if we fail to curtail our power usage when called upon or fail to satisfy certain eligibility requirements for monthly bill credits, our power costs would increase. Further, governments and government regulators may potentially seek to restrict or prohibit the ability of electricity suppliers to provide electricity to our facilities in times of electricity shortage or otherwise. To that end, public sentiment regarding electrical power generation, usage and storage, high volume electrical use and climate change, may limit our access to electrical power, decrease available facility sites, and increase our costs and limit the demand for our HPC colocation services. Any system downtime resulting from disruptions, curtailments, insufficient power resources or power outages could have a material adverse effect on our business, financial condition and results of operations. Our HPC operations run on back-up generators in the event of a power outage or curtailment that may not be sufficient to support our operations for the magnitude or duration of the power outage or curtailment. Increased power costs and limited availability and curtailment of power resources will reduce our revenue and have a material and adverse effect on our cost of revenue and results of operations.

If we fail to accurately estimate the factors upon which we base our contract pricing, we may generate less profit than expected or incur losses on those contracts, which could have a material adverse effect on our business, financial condition and results of operations.

Our hosting contracts are generally priced on the basis of estimated power consumption by our clients and the other costs of providing electrical power and other services. Our ability to earn a profit on such contracts requires that we accurately estimate the costs involved and outcomes likely to be achieved, provide services efficiently and assess the probability of generating sufficient hosting capacity within budgeted costs and expenses during the contracted time period. In addition, we may not be able to obtain all expected benefits, including tax abatements or government incentives offered in opportunity zones. The inability to accurately estimate the factors upon which we base our contract pricing could have a material adverse effect on our business, financial condition and results of operations.

Any failure in our critical systems, facilities or services we provide could lead to disruptions in our and our customers' businesses and could harm our reputation and result in financial penalty and legal liabilities, which would reduce our revenue and have a material adverse effect on our business, financial condition and results of operations.

The critical systems of the facilities we operate and the services we provide are subject to failure. Any failure in the critical systems of any facility we operate or services that we provide, including a breakdown in critical plant, equipment or services, routers, switches or other equipment, power supplies or network connectivity, whether or not within our control, could result in service interruptions impacting our operations as well as equipment damage, which could significantly disrupt our business operations and the operations of our customers, harm our reputation and reduce our revenue. Any failure or downtime in one of the facilities that we operate impact mining rewards generated by us and reduce the profitability of our customers.

The total destruction or severe impairment of any of the facilities we operate could result in significant downtime of our operations and services and loss of customer data. Since our ability to generate revenue depends on our ability to provide highly reliable service, even minor interruptions in our operations could harm our reputation and negatively impact our revenue and profitability. Our ability to generate revenue and the services we provide are subject to failures resulting from numerous factors, including:

- power loss, curtailment and disruption;

- equipment failure;

- human error or accidents;

- theft, sabotage and vandalism;

- failure by us or our suppliers to provide adequate service or maintain our equipment;

- network connectivity downtime and fiber cuts;

- service interruptions resulting from server relocation;

- security breaches of our infrastructure;

- improper building maintenance;

- physical, electronic and cybersecurity breaches;

- animal incursions;

- fire, earthquake, hurricane, tornado, flood and other natural disasters;

- extreme temperatures;

- water damage;

- public health emergencies;

- riots, protests and disorder; and

- terrorism, war and hostilities.

Moreover, service interruptions and equipment failures may expose us to potential legal liability. As our services are critical to our customers' business operations, any disruption in our services could result in lost profits of or other indirect or consequential damages to our customers. Our customer contracts typically contain provisions limiting our liability for breach of such agreements, a court may not enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards, which would as a result have a material adverse effect on our business, financial condition and results of operations.

We may be vulnerable to physical security breaches, which could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

A party who is able to compromise the physical security measures protecting our facilities could cause interruptions or malfunctions in our operations and misappropriate our property or the property of our customers. As we provide assurances to our customers that we provide the highest level of security, such a compromise could be particularly harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our business, financial condition and results of operations.

Physical risks and regulatory changes relating to climate change may impact our costs, our access to materials and resources and demand for cryptocurrencies, potentially adversely impacting our business, capital expenditures, results of operations, financial condition and competitive position.

The physical risks of climate change may impact the availability and cost of materials and natural resources, sources and supply of energy, demand for bitcoin and other cryptocurrencies, and could increase our insurance and other operating costs, including, potentially, to repair damage incurred as a result of extreme weather events or to renovate or retrofit facilities to better withstand extreme weather events.

In addition, efforts are being made by the United States and foreign governments to reduce greenhouse gas emissions, particularly those from coal combustion power plants, some of which plants we may rely upon for power. The added cost of any environmental taxes, charges, assessments or penalties levied on such power plants could be passed on to us, increasing the cost to run our facilities.

If our operations are disrupted due to physical impacts of climate change, or if environmental laws or regulations or industry standards are either changed or adopted and impose significant operational restrictions and compliance requirements on our operations, our business, capital expenditures, results of operations, financial condition and competitive position could be adversely impacted.

We may be exposed to cybersecurity threats and breaches, which could have a material adverse effect on our business, financial condition and results of operations.

Threats to network and data security are increasingly diverse and sophisticated. Security breaches, computer malware and computer hacking attacks have been a prevalent concern in our businesses. Despite our efforts and processes to prevent these, our computer servers and computer systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our computer servers and computer systems. The preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber-attack in the future. To the extent that any disruption or security breach results in a loss or damage to our network, in unauthorized disclosure of confidential information or in a loss of our digital assets, it could cause significant damage to our reputation, lead to claims against us and ultimately have a material adverse effect on our business, financial condition and results of operations. Additionally, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, financial condition and results of operations.

Our digital infrastructure could be breached despite our security procedures.

Our operational digital infrastructure may be breached due to the actions of outside parties, error or malfeasance of one of our employees, or otherwise, and, as a result, an unauthorized party may obtain access to our digital asset accounts, private keys, data or digital assets. Although we implement a number of security procedures with various elements such as two-factor verification, segregated accounts and secured facilities and plan to implement the maintenance of data on computers and/or storage media that is not directly connected to, or accessible from, the internet and/or networked with other computers ("cold storage"), to minimize the risk of loss, damage and theft, and we update such security procedures whenever reasonably practicable, we may be unable to prevent such loss, damage or theft, whether caused intentionally, accidentally or by an act of God.

Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. As technological change occurs, the security threats to our bitcoin will likely adapt and previously unknown threats may emerge. Our ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of our digital assets. To the extent we are unable to identify and mitigate or stop new security threats, our digital assets may be subject to theft, loss, destruction or other attack.

Any of these events could expose us to liability, damage our reputation, reduce customer confidence in our services and otherwise have a material adverse effect on our business, financial condition and results of operations. Furthermore, we believe that as our assets grow, we may become a more appealing target for security threats, such as hackers and malware. If an actual or perceived breach of our digital asset accounts occurs, the market perception of our effectiveness could be harmed.

Our future success depends on our ability to keep pace with rapid technological changes that could make our current or future technologies less competitive or obsolete.

Rapid, significant, and disruptive technological changes continue to impact our industry. The infrastructure at our facilities may become less marketable due to demand for new processes and technologies, including, without limitation: (i) new processes to deliver power to, or eliminate heat from, computer systems; (ii) customer demand for additional redundancy capacity; (iii) new technology that permits higher levels of critical load and heat removal than our facilities are currently designed to provide; (iv) an inability of the power supply to support new, updated or upgraded technology; and (v) a shift to more power-efficient transaction validation protocols. In addition, the systems that connect our facilities to the internet and other external networks may become insufficient, including with respect to latency, reliability and diversity of connectivity.

Even if we succeed in adapting to new processes and technologies, our use of such new processes or technology may not have a positive impact on our financial performance. For example, we could incur substantial additional costs if we needed to materially improve our hosting center infrastructure through the implementation of new systems or new server technologies that require levels of critical load and heat removal that our facilities are not currently designed to provide. In addition, if one of our new offerings were competitive to our prior offerings and represented an adequate or superior alternative, customers could decide to abandon prior offerings that produce higher revenue or better margins for the new offering. Therefore, the adaptation to new processes and technologies could result in lower revenue, lower margins and/or higher costs, which could have a material adverse effect on our business, financial condition and results of operations.

If there are significant changes to the method of validating blockchain transactions, such changes could reduce demand for digital assets like bitcoin.

New digital asset transaction protocols are continuously being deployed, and existing and new protocols are in a state of constant change and development. While certain validation protocols currently employ a "proof-of-work" consensus algorithm, whereby transaction processors are required to expend significant amounts of electrical and computing power to solve complex mathematical problems in order to validate transactions and create new blocks in a blockchain, there may be a shift towards adopting alternative validating protocols. These protocols may include a "proof-of-stake" algorithm or an algorithm based on a protocol other than proof-of-work, which may decrease the reliance on computing power as an advantage to validating blocks. Our mining operations are currently designed to primarily support a proof-of-work consensus algorithm. Should the algorithm shift from a proof-of-work validation method to a proof-of-stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate or hosting) less competitive.

As a result of our efforts to optimize and improve the efficiency of our digital asset mining operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain from this as a result, and may be negatively impacted if a switch to proof-of-stake validation were to occur. Any such change to transaction validating protocols could have a material adverse effect on our business, financial condition and results of operations.

The further development and acceptance of cryptographic and algorithmic protocols governing transaction validation and the issuance of, and transactions in, digital assets are subject to a variety of factors that are difficult to evaluate. The slowing or stoppage of development or acceptance of blockchain networks and digital assets would have an adverse material effect on the successful development of the mining operation and value of earned digital assets.

The use of digital assets to, among other things, buy and sell goods and services, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The future of this industry is subject to a high degree of uncertainty. The factors affecting the further development of this industry include, but are not limited to:

- continued worldwide growth in the adoption and use of digital assets and blockchain technologies;

- government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operations of digital asset mining;

- changes in consumer demographics and public tastes and preferences;

- the maintenance and development of the open-source software protocols or similar digital asset systems;

- the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies;

- general economic conditions and the regulatory environment relating to digital assets; and

- negative consumer perception of digital assets, including digital assets specifically and digital assets generally.

A decline in the popularity or acceptance of digital assets could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property rights and other proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain broad protection in the United States or internationally for all of our existing and future intellectual property and other proprietary rights, and we may not be able to obtain effective protection for our intellectual property and other proprietary rights in every country in which we operate. Protecting our intellectual property rights and other proprietary rights may require significant expenditure of our financial, managerial and operational resources. Moreover, the steps that we may take to protect our intellectual property and other proprietary rights may not be adequate to protect such rights or prevent third parties from infringing or misappropriating such rights. Any of our intellectual property rights and other proprietary rights, whether registered, unregistered, issued or unissued, may be challenged by others or invalidated through administrative proceedings and/or litigation.

We may be required to spend significant resources to secure, maintain, monitor and protect our intellectual property rights and other proprietary rights. Despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. We may initiate claims, administrative proceedings and/or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights to enforce and/or maintain the validity of such rights. Any such action, if initiated, whether or not it is resolved in our favor, could result in significant expense to us, and divert the efforts of our technical and management personnel, which may have a material adverse effect on our business, financial condition and results of operations.

We may infringe on third-party intellectual property rights or other proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success depends on our ability to operate without infringing third-party intellectual property rights or other proprietary rights. For example, there may be issued patents of which we are not aware that our services or products infringe on. Also, there may be patents we believe we do not infringe on, but that we may ultimately be found to by a court of law or government regulatory agency. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our services or products allegedly infringe on.

If a third party brings any claim against us based on third-party intellectual property rights and/or other proprietary rights, we will be required to spend significant resources to defend and challenge such claim, as well as to invalidate any such rights. Any such claim, if initiated against us, whether or not it is resolved in our favor, could result in significant expense to us, and divert the efforts of our technical and management personnel, which could have a material adverse effect on our business, financial condition and results of operations.

Our success is dependent on the ability of our management team and our ability to attract, develop, motivate and retain other well-qualified employees, which may be more difficult, costly or time-consuming than expected.

Our success depends largely on the development and execution of our business strategy by our senior management team. We cannot assure you that our management will work well together, work well with our other existing employees or successfully execute our business strategy in the near-term or at all, which could have a material adverse effect on our business, financial condition and results of operations.

Our future success also depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled management and other employees. It is difficult to locate experienced executives in our industry. Further, competition for facility design, construction management, operations, data processing, engineering, IT, risk management and sales and marketing and other highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure at this stage in our development. We may be unable to attract and retain our senior executives and other key personnel, which could have a material adverse effect on our business, financial condition and results of operations.

A slowdown in market and economic conditions, particularly those impacting the cloud computing, machine learning and AI industries, the demand for HPC infrastructure and services, and the blockchain industry and the blockchain hosting market, could have a material adverse effect on our business, financial condition and results of operations.

We and our customers are affected by general business and economic conditions in the United States and globally, particularly those impacting the cloud computing, machine learning and AI industries. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, including the imposition of new tariffs affecting our or our customers' products and services, fluctuations in both debt and equity capital markets and broad trends in industry and finance, all of which are beyond our control. Macroeconomic conditions that affect the economy and the economic outlook of the United States and the rest of the world could adversely affect our customers and vendors, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is heavily impacted by social, political, economic and other events and circumstances in the United States and in countries outside of the United States, most particularly Asian and other non-Western countries.

Our business is heavily impacted by social, political, economic and other events and circumstances in the United States and in countries outside of the United States, most particularly in Asian and other non-Western countries. These events and circumstances are largely outside of our influence and control. We believe that nation states are actively mining bitcoin for their own treasuries, increasing network hash rate, reducing the Company's share of network hash rate, and thereby reducing the Company's revenue, profitability and financial results of operations.

Global conflict could negatively impact the Company's business, results of operations and financial conditions.

Unforeseen global events, such as the armed conflict between Russia and Ukraine and the Israel-Hamas conflict, could adversely affect our business and results of operations. These and similar conflicts, including any resulting sanctions, export controls or other restrictive actions that may be imposed by the United States and/or other countries, have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect our business and results of operations. To the extent that these conflicts have increased the global cost of energy and disrupted the demand for and price of bitcoin, it has and could continue to have an impact on our business. Sanctions, bans or other economic actions in response to conflicts could result in an increase in costs and disruptions to the Company. The extent of such items is not presently known, and any of them could negatively impact the Company's business, results of operations and financial condition.

Changes in tariffs or import restrictions could have a material adverse effect on our business, financial condition and results of operations.

Much of the equipment necessary for HPC hosting and almost entirely all of the equipment necessary for digital asset mining is manufactured outside of the United States. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, the European Union, Canada, and Mexico, with respect to trade policies, treaties, tariffs and customs duties, and taxes. For example, since 2019, the U.S. government has implemented significant changes to U.S. trade policy with respect to China. These tariffs have subjected certain digital asset mining equipment manufactured overseas to additional import duties of up to 25%. The amount of the additional tariffs and the number of products subject to them has changed numerous times based on action by the U.S. government. These tariffs have increased costs of digital asset mining equipment, and new or additional tariffs or other restrictions on the import of equipment necessary for digital asset mining could have a material adverse effect on our business, financial condition and results of operations.

In the past, we have identified material weaknesses in our internal control over financial reporting, and additional material weaknesses may occur in the future.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. In connection with the audit of our consolidated financial statements for the year ended December 31, 2023, we and our independent registered public accounting firm identified material weaknesses in the Company's internal control over financial reporting which were subsequently remediated.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, including the steps taken to remediate our prior material weaknesses, the reliability of our financial reporting, investor confidence, and the value of our securities could be materially and adversely affected. The failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of its financial statements, causing us to fail to meet its reporting obligations.

We may be required to record long-lived asset impairment charges, which could result in a significant charge to earnings.

Under GAAP, we review our long-lived assets, such as fixed assets and intangible assets, for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. A significant portion of our total assets consists of fixed assets. Factors that may be considered in assessing whether long-lived assets may not be recoverable include reduced estimates of future cash flows and slower growth rates in our industry. We may experience unforeseen circumstances that adversely affect the value of our fixed assets and trigger an evaluation of the recoverability of the recorded fixed assets. Our results of operations may be materially impacted if we are required to record a significant charge due to an impairment of our fixed assets. See financial statement Note 5 — Property, Plant and Equipment, Net and Note 2 — Summary of Significant Accounting Policies in the consolidated financial statements for the year ended December 31, 2024, for discussions of recently recognized impairments.

Losses relating to our business may be uninsured, or insurance may be limited.

Our hosting operations are subject to hazards and risks normally associated with the daily operations of facilities. Currently, we maintain various insurance policies for business interruption for lost profits, property and casualty, public liability, commercial employee, workers' compensation, personal property and auto liability. Our business interruption insurance for lost profits includes coverage for business interruptions, our property and casualty insurance includes coverage for equipment breakdowns and our commercial employee insurance includes employee group insurance. We believe our insurance coverage adequately covers the risks of our daily business operations. However, our current insurance policies may be insufficient in the case of prolonged, catastrophic or certain other events. Further, the digital assets held by us are not insured. The occurrence of any event that is not entirely covered by our insurance policies may result in interruption of our operations, subject us to significant losses or liabilities and damage our reputation as a provider of business continuity services.

Risks Related to the Price of Bitcoin

Digital assets, and bitcoin in particular, are subject to price volatility. The value of bitcoin is dependent on a number of factors, any of which could have a material adverse effect on our business, financial condition and results of operations.

We currently generate almost all of our revenue from bitcoin rewards that we earn through self-mining in our facilities. Investing in bitcoin and other digital assets is speculative. Bitcoin and other digital assets have historically experienced significant intraday and long-term price volatility, significantly impacted by momentum pricing. Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. We believe that momentum pricing may have resulted, and may continue to result, in significant and rampant speculation regarding future appreciation (or depreciation) in the value of digital assets, inflating and making their market prices more volatile. In addition, there is currently growing but limited acceptance of digital assets in the retail and commercial marketplace, as compared to the demand generated by investors seeking a long-term value retention or by speculators seeking to profit from the short- or long-term holding of such digital assets, which may contribute to their levels of price volatility.

We believe the value of digital assets related to our business is dependent on a number of factors, including, but not limited to:

- global digital asset supply;

- global digital asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is safe and secure, transaction fees, and the regulatory restrictions on their use;

- investors' expectations with respect to the rate of inflation of fiat currencies;

- investors' expectations with respect to the rate of deflation of digital assets;

- cyber theft of digital assets from online wallet providers, or news of such theft from such providers or from individuals' online wallets;

- the availability and popularity of businesses that provide digital asset-related services;

- fees associated with processing a digital asset transaction;

- changes in the software, software requirements or hardware requirements underlying digital assets;

- changes in the rights, obligations, incentives, or rewards for the various participants in digital asset mining;

- interest rates;

- currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;

- fiat currency withdrawal and deposit policies on digital asset exchanges and liquidity on such exchanges;

- interruptions in service or failures of major digital asset exchanges;

- investment and trading activities of large investors and holders, including private and registered funds, that may directly or indirectly invest in or hold digital assets;

- momentum pricing;

- monetary policies of governments, trade restrictions, currency devaluations and revaluations;

- regulatory measures, if any, that affect the use of digital assets, restrict digital assets as a form of payment, or limit the purchase of digital assets;

- global or regional political, economic or financial events and conditions;

- expectations that the value of digital assets will change in the near or long term. A decrease in the price of a single digital asset may cause volatility in the entire digital asset industry and may affect other digital assets. For example, a security breach that affects investor or user confidence in bitcoin, Ethereum, litecoin or another digital asset may affect the industry as a whole and may also cause the price of other digital assets to fluctuate; or

- with respect to bitcoin, increased competition from other forms of digital assets or payments services.

Even if shareholders are able to hold their securities for the long-term, their securities may never generate a profit, since digital asset markets have historically experienced extended periods of flat or declining prices, in addition to sharp fluctuations. Investors should be aware that bitcoin and other digital assets may not maintain their long-term value in terms of future purchasing power and that the acceptance of digital asset payments by mainstream retail merchants and commercial businesses may not continue to grow. If the price of bitcoin or other digital assets declines, our profitability will decline.

The "halving" of rewards available on the Bitcoin network, or the reduction of rewards on other networks, has had and in the future could have a negative impact on our ability to generate revenue as our customers may not have an adequate incentive to continue mining and customers may cease mining operations altogether, which could have a material adverse effect on our business, financial condition and results of operations.

Under the current protocols governing the Bitcoin network, the reward for validating a new block on that network is cut in half from time to time, which has been referred to in our industry as the "halving." When the Bitcoin network was first launched, the reward for validating a new block was 50 bitcoin. In 2012, the reward for validating a new block was reduced to 25 bitcoin. In July 2016, the reward for validating a new block was reduced to 12.5 bitcoin, and in May 2020, the reward was further reduced to 6.25 bitcoin. In April 2024, the Bitcoin protocol executed its fourth planned halving, wherein the bitcoin rewards issued for each solved block declined from 6.25 bitcoin to 3.125 bitcoin. The next halving for the bitcoin blockchain is anticipated to occur sometime in 2028. In addition, other networks may operate under rules that, or may alter their rules to, limit the distribution of new digital assets. We, and to our knowledge, our potential hosting customers, currently rely on these rewards to generate a significant portion of our total revenue. If the award of digital assets for solving blocks and transaction fees are not sufficiently high, neither we nor our customers may have an adequate incentive to continue mining and may cease mining operations altogether, which as a result may significantly reduce demand for our hosting services. As a result, the halving of available rewards on the Bitcoin network, or any reduction of rewards on other networks, would have a negative impact on our revenues and may have a material adverse effect on our business, financial condition and results of operations.

If the award of bitcoin and/or transaction fees for solving blocks is not sufficiently high to incentivize transaction processors, such processors may reduce or cease expending processing power on a particular network, which could negatively impact the utility of the network, reduce the value of its bitcoin and have a material adverse effect on our business, financial condition and results of operations.

As the number of bitcoin rewarded to transaction processors for validating blocks in the Bitcoin network decreases, the incentive for transaction processors to continue contributing processing power to the network may shift toward transaction fees. Such a shift may increase the transaction fees on a network. Higher transaction fees may reduce the utility of a network for an end user, which may cause end users to reduce or stop their use of that network. Existing users may be motivated to switch from one digital asset to another or back to fiat currency. In such case, the price of the relevant digital asset may decline substantially and could go to zero. Such reduced price and demand for, and use of, the relevant digital asset and network, either as it applies to our mining services or to those of our potential hosting customers, may have a material adverse effect on our business, financial condition and results of operations.

To the extent that the profit margins of digital asset mining operations are not high, mining participants are more likely to sell their earned bitcoin, which could constrain bitcoin prices.

Over the past few years, digital asset mining operations have evolved from individual users mining with computer processors, GPUs and first-generation ASIC servers. Currently, new processing power is predominantly added by incorporated and unincorporated "professionalized" mining operations. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. They require the investment of significant capital to acquire this hardware, to lease operating space (often in data centers or warehousing facilities), and to pay the costs of electricity and labor to operate the mining farms. As a result, professionalized mining operations are of a greater scale than prior mining operations and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of digital assets. To the extent the price of digital assets decline and such profit margin is constrained, professionalized mining participants are incentivized to more immediately sell digital assets earned from mining operations, whereas it is believed that individual mining participants in past years were more likely to hold newly mined digital assets for more extended periods. The immediate selling of newly earned digital assets greatly increases the trading volume of the digital assets, creating downward pressure on the market price of digital asset rewards. The extent to which the value of digital assets earned by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly earned digital assets rapidly if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing digital asset prices. Lower digital asset prices could result in further tightening of profit margins for professionalized mining operations creating a network effect that may further reduce the price of digital assets until mining operations with higher operating costs become unprofitable forcing them to reduce mining power or cease mining operations temporarily. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of bitcoin and any other digital assets we earn through self-mining or otherwise acquire or hold for our own account.

Mining operators may sell a substantial amount of digital assets into the market, which may exert downward pressure on the price of the applicable digital asset and, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Mining requires the investment of significant capital for the acquisition of hardware, leasing or purchasing space, involves substantial electricity costs and requires the employment of personnel to operate the data facilities, which may lead mining operators to liquidate their positions in digital assets to fund these capital requirements. In addition, if the reward of new digital assets for mining declines, and/or if transaction fees are not sufficiently high, profit margins for mining operators may be reduced, and such operators may be more likely to sell a higher percentage of their digital assets.

Whereas it is believed that individual operators in past years were more likely to hold digital assets for more extended periods, the immediate selling of newly transacted digital assets by operators may increase the supply of such digital assets on the applicable exchange market, which could create downward pressure on the price of the digital assets and, in turn, could have a material adverse effect on our business, financial condition and results of operations.

The cash needs of our HPC hosting growth initiatives will limit the amount of digital assets we hold, thus preventing us from recognizing any gain from the appreciation in value of the digital assets we have sold and may sell in the future.

We are no longer required to sell our digital assets, including bitcoin, as we receive them under our existing debt agreements. However, the significant cash required by our expected HPC hosting growth initiatives will require us to sell the digital assets we earn periodically as cash needs and our treasury management policies dictate. When we sell a digital asset, we are unable to benefit from any future appreciation in the underlying value of that digital asset.

Consequently, our bitcoin may be sold at a time when the price is lower than it otherwise might be in the future, which could reduce the gain we might have realized on the sale of that digital asset at a different time.

Risks Related to our Limited Operating History

We operate in a rapidly developing industry and have an evolving business model with a limited history of generating revenue from our services. In addition, our evolving business model increases the complexity of our business, which makes it difficult to evaluate our future business prospects and could have a material adverse effect on our business, financial condition and results of operations.

Our business model has evolved in the past and continues to do so. After originally being founded in order to engage in the business of verifying and confirming transactions on a blockchain (also known as transaction processing, or "mining"), we have begun the provision of digital infrastructure colocation services to a third party engaged in high performance computing and have announced plans to convert most of our existing facilities to provide colocation services to other HPC customers. We have generated limited revenue from providing HPC services, and we do not know whether our change in business model will be successful. To date, our revenue has primarily come from digital asset mining for our own account and digital asset mining hosting services. The evolution of and modifications to our business strategy will continue to increase the complexity of our business and have placed significant strain on our management, personnel, operations, systems, technical performance and financial resources. Future additions to or modifications of our business strategy are likely to have similar effects. Further, any new services that we offer that are not favorably received by the market could damage our reputation or our brand. We may not ever generate sufficient revenues or achieve profitably in the future or have adequate working capital to meet our obligations.

We cannot be certain that our current business strategy or any new or revised business strategies will be successful or that we will successfully address the risks we face. In the event that we do not effectively evaluate future business prospects, successfully implement new strategies or adapt to our evolving industry, it will have a material adverse effect on our business, financial condition and results of operations.

We may not be able to compete effectively against our current and future competitors, which could have a material adverse effect on our business, financial condition and results of operations.

The businesses in which we currently operate and the HPC business in which we intend to grow are highly innovative, rapidly evolving and characterized by healthy competition, experimentation, frequent introductions of new products and services and uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. We compete against a number of companies operating both within the United States and abroad that have greater financial and other resources at their disposal . If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.

We compete with other bitcoin miners and with a range of hosting providers and blockchain providers for some or all of the services we offer. We face competition from numerous developers, owners and operators in the blockchain industry, including technology companies, such as hyperscale cloud players, managed service providers and real estate investment trusts ("REITs"), some of which own or lease properties similar to ours, or may do so in the future, in the same submarkets in which our properties are located. Cloud offerings may also influence our customers to move workloads to cloud providers, which may reduce the services they obtain from us. Our current and future competitors may vary from us in size, service offerings and geographic presence.

Competition is primarily centered on reputation and track record; design, size, quality, available power and geographic coverage of hosting space; quality of installation and customer equipment repair services; relationships with equipment manufacturers and ability to obtain replacement parts; technical and software expertise; and financial strength and price. Some of our current and future competitors may have greater brand recognition, longer operating histories, stronger marketing, technical and financial resources and access to greater and less expensive power than we do. In addition, many companies in the industry are consolidating, which could further increase the market power of our competitors. Further, we also face significant competition from other users and/or companies that are processing transactions on one or more digital asset networks, as well as other potential financial vehicles, including securities, derivatives or futures backed by, or linked to, digital assets through entities similar to us, such as exchange-traded funds. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in digital assets directly. Such events could have a material adverse effect on our business, financial condition and results of operations and potentially the value of any digital assets we hold or expect to acquire for our own account.

We have experienced difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions to provide us with customary financial products and services, which could have a material adverse effect on our business, financial condition and results of operations.

As an early stage company with operations focused in the digital asset mining industry, we have in the past experienced, and may in the future experience, difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions to provide us with customary leasing and financial products and services, such as bank accounts, lines of credit, insurance and other related services, which are necessary for our operations. To the extent a significant portion of our business consists of digital asset transaction mining, processing or hosting, we may in the future continue to experience difficulty obtaining additional financial products and services on customary terms, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Regulatory Framework

Our interactions with a blockchain may expose us to specially designated nationals ("SDN") or blocked persons or cause us to violate provisions of law that did not contemplate distributed ledger technology.

The Office of Financial Assets Control of the U.S. Department of Treasury ("OFAC") requires us to comply with its sanction program and not conduct business with persons named on its SDN list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently engage in transactions with persons named on OFAC's SDN list. Our internal policies prohibit any transactions with such SDN individuals, but we may not adequately determine the ultimate identity of the individual with whom we transact with respect to selling digital assets. In addition, in the future, OFAC or another regulator, may require us to screen transactions for OFAC addresses or other bad actors before including such transactions in a block, which may increase our compliance costs, decrease our anticipated transaction fees and lead to decreased traffic on our network. Any of these factors, consequently, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and could have a material adverse effect on our business, prospects, financial condition, and operating results.

If regulatory changes or interpretations of our activities require our registration as a money services business ("MSB") under the regulations promulgated by the Financial Crimes Enforcement Network ("FinCEN") under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

To the extent that our activities cause us to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a "money transmitter" ("MT") or equivalent designation, under state law in any state in which we may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. For example, in August 2015, the New York State Department of Financial Services enacted the first U.S. regulatory framework for licensing participants in "virtual currency business activity." The regulations, known as the "BitLicense," are intended to focus on consumer protection and regulate the conduct of businesses that are involved in "virtual currencies" in New York or with New York customers and prohibit any person or entity involved in such activity to conduct activities without a license.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

If we were deemed an "investment company" under the Investment Company Act of 1940, as amended (the "1940 Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An issuer will generally be deemed to be an "investment company" for purposes of the 1940 Act if:

- it is an "orthodox" investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

- it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a digital asset mining business. Accordingly, we do not believe that we are an "orthodox" investment company as described in the first bullet point above.

While certain digital assets may be deemed to be securities, we do not believe that certain other digital assets, in particular bitcoin, are securities; therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise digital assets that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. Although we do not believe any of the digital assets we may own, acquire, earn or mine are securities, there is still some regulatory uncertainty on the subject, see "—*There is no one unifying principle governing the regulatory status of digital assets nor whether digital assets are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of digital assets in a manner that adversely affects our business, prospects or operations*." If certain digital assets, including bitcoin, were to be deemed securities, and consequently, investment securities by the SEC, we could be deemed an inadvertent investment company. Similarly, if we were to acquire digital assets deemed investment securities to hold for our own account or to engage in certain transactions, such as loan or repurchase transactions, we could be deemed an inadvertent investment company.

If we were to be deemed an inadvertent investment company, we may seek to rely on Rule 3a-2 under the 1940 Act, which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer's total assets on either a consolidated or unconsolidated basis or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are putting in place policies that we expect will work to keep the investment securities held by us at less than 40% of our total assets, which may include acquiring assets with our cash, liquidating our investment securities or seeking no-action relief or exemptive relief from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. As Rule 3a-2 is available to an issuer no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Finally, we believe we are not an investment company under Section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen that would cause us to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us and our senior management team and materially and adversely affect our business, financial condition and results of operations.

Any change in the interpretive positions of the SEC or its staff with respect to digital asset mining firms could have a material adverse effect on us.

We intend to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Specifically, we do not believe that bitcoin, are securities. The SEC Staff has not provided guidance with respect to the treatment of these assets under the 1940 Act. To the extent the SEC Staff publishes new guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. We may not be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, as a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we may be limited in our ability to engage in digital asset mining operations or otherwise make certain investments or engage in certain transactions, and these limitations could result in our holding assets we may wish to sell or selling assets we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

Recent developments have increased the likelihood that U.S. federal and state legislatures and regulatory agencies will enact laws and regulations to regulate digital assets and digital asset intermediaries, such as digital asset exchanges and custodians.

Beginning in the fourth quarter of 2021 and continuing throughout 2022 and much of 2023, digital asset prices fell. This decline and other factors led to volatility and disruption in the digital asset markets and financial difficulties for several prominent industry participants, including digital asset trading platforms, hedge funds and lending platforms. Federal and state legislatures and regulatory agencies have already enacted and are expected to continue to introduce and enact new laws and regulations to regulate digital asset intermediaries, such as digital asset exchanges and custodians. The Federal Reserve Board, U.S. Congress and certain U.S. agencies (including the SEC, the U.S. Commodity Futures Trading Commission (the "CFTC"), FinCEN, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Federal Bureau of Investigation), among other regulators, as well as the White House, have issued reports and releases concerning digital assets, including bitcoin and digital asset markets. Most recently, in January 2025, the Acting SEC Chairman announced the launch of a crypto task force dedicated to developing a comprehensive and clear regulatory framework for crypto assets, in contrast to the SEC's prior reliance on enforcement actions to regulate cryptocurrencies. However, the extent and content of any forthcoming laws and regulations are not yet ascertainable with certainty, and they may not be ascertainable in the near future.

It is possible that new laws and increased regulation and regulatory scrutiny may require the Company to comply with certain regulatory regimes, which could result in new costs for the Company. In addition, new laws, regulations, and regulatory actions could significantly restrict or eliminate the market for, or uses of, digital assets including bitcoin, which could have a negative effect on the value of bitcoin, which in turn would have a negative effect on the value of the Company's securities.

There is no one unifying principle governing the regulatory status of digital assets nor whether digital assets are securities in any particular context. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of digital assets in a manner that adversely affects our business, prospects or operations.

As digital assets have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming digital assets illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., digital assets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Bitcoin is the oldest and most well-known form of digital asset. Bitcoin and other forms of digital assets have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force considers a digital asset as currency or an asset, and the U.S. Internal Revenue Service ("IRS") considers a digital asset as property and not currency. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency.

Furthermore, in the several applications to establish an exchange traded fund ("ETF") of digital assets, and in the questions raised by the Staff under the 1940 Act, no clear principles emerge from the regulators as to how they view these issues and how to regulate digital assets under the applicable securities acts. It has been widely reported that the SEC has recently issued letters and requested various ETF applications be withdrawn because of concerns over liquidity and valuation and unanswered questions about absence of reporting and compliance procedures capable of being implemented under the current state of the markets for exchange traded funds. On April 20, 2021, the U.S. House of Representatives passed a bipartisan bill titled "Eliminate Barriers to Innovation Act of 2021" (H.R. 1602). If passed by the Senate and enacted into law, the bipartisan bill would create a digital assets working group to evaluate the current legal and regulatory framework around digital assets in the United States and define when the SEC may have jurisdiction over a particular token or digital asset (i.e., when it is a security) and when the CFTC may have jurisdiction (i.e., when it is a commodity).

If regulatory changes or interpretations require the regulation of bitcoin or other digital assets under the securities laws of the United States or elsewhere, including the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the 1940 Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a federal, state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to us.

In addition, various foreign jurisdictions either have adopted or may adopt laws, regulations or directives that affect digital assets, digital asset networks and their users and hosting service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States, and may negatively impact the acceptance of digital assets by users, merchants and service providers outside of the United States and therefore impede the growth of digital asset use. A number of countries, including India, China, South Korea and Russia, among others, currently have a more restrictive or unclear stance toward digital assets and, thereby, have reduced the rate of expansion of digital asset use, as well as digital asset mining, in each of those countries.

Regulatory actions may restrict the use of digital assets or the operation of digital asset networks or may impose additional regulatory burdens on our business. Changing enforcement policies and priorities have the potential to cause additional expenditures, restrictions, delays and strategic changes in connection with our business operations.

Laws and regulations may be subject to changes in enforcement policies or priorities, including changes that may result from changes in the political landscape and technologies. Recently, there has been a significant amount of regulatory attention directed toward digital assets, digital asset networks and other industry participants by United States federal and state governments, foreign governments and self-regulatory agencies. For example, as digital assets such as bitcoin have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., FinCEN, the SEC, the CFTC and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and Bitcoin exchange markets. In addition, state regulators such as the Texas State Securities Board, the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth, the New Jersey Bureau of Securities, the North Carolina Secretary of State's Securities Division and the Vermont Department of Financial Regulation have initiated actions against, and investigations of, individuals and companies involved in digital assets.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade digital assets or to exchange digital assets for fiat currency. Ownership of, holding or trading in digital assets may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject digital asset mining companies to additional regulation.

By extension, similar actions by governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the capital stock of digital asset mining companies, including our securities. Such a restriction could result in us liquidating our digital asset inventory at unfavorable prices and may adversely affect our shareholders. The effect of any regulatory change, either by federal, state, local or foreign governments or any self-regulatory agencies, on us or our potential hosting customers is impossible to predict, but such change could be substantial and may require us or our potential hosting customers to cease certain or all operations and could have a material adverse effect on our business, financial condition and results of operations.

Increasing scrutiny and changing expectations from government regulators, investors, lenders, customers, and other market participants with respect to our Environmental, Social and Governance ("ESG") policies may impose additional costs on us or expose us to additional risks.

Companies across all industries and around the globe are facing increasing scrutiny relating to their ESG policies and disclosures. Regulators, investors, lenders, customers and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If our ESG practices do not meet evolving regulator, investor, lender, customer or other industry stakeholder expectations and standards or if we do not adapt to or comply with regulator, investor, lender, customer or other industry shareholder expectations and standards, our reputation, ability to attract and/or retain employees, financial condition and/or share price could be negatively impacted. We may also incur additional costs if we do not adapt to or comply with stakeholder expectations about our electricity usage and other ESG concerns. Our failure or perceived failure to adapt to or comply with existing and potential government regulations, which are evolving but may relate to the suitable deployment of electric power, or which are perceived to have not responded appropriately to the growing concern for ESG issues, our reputation would suffer which would have similar negative impacts that could result in a material adverse effect on our business, financial condition and results of operations.

We may be subject to risks associated with misleading and/or fraudulent disclosure or use by the creators of digital assets.

Generally, we rely primarily on a combination of white papers and other disclosure documents prepared by the creators of applicable digital assets, as well as on our management's ability to obtain adequate information to evaluate the potential implications of transacting in these digital assets. However, such white papers and other disclosure documents and information may contain misleading and/or fraudulent statements (which may include statements concerning the creators' ability to deliver in a timely fashion the product and/or service disclosed in their white papers and other disclosure documents) and/or may not reveal any unlawful activities by the creators. Recently, there has been an increasing number of investigations and lawsuits by the SEC and the CFTC involving digital asset creators for fraud and misappropriation, among other charges. Additionally, FinCEN has increased its enforcement efforts involving digital asset creators regarding compliance with anti-money laundering and Know-Your-Customer laws.

To the extent that any of these creators make misleading and/or fraudulent disclosures or do not comply with federal, state or foreign laws, or if we are unable to uncover all material information about these digital assets and/or their creators, we may not be able to make a fully informed business decision relating to our transacting in or otherwise involving such digital assets, which could have a material adverse effect on our business, financial condition and results of operations.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results, and financial condition.

Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our compliance, audit, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we plan to devote significant resources to develop policies and procedures to identify, monitor and manage our risks, we cannot assure you that our policies and procedures will always be effective against all types of risks, including unidentified or unanticipated risks, or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments.

Risks Related to Digital Assets

Digital assets exchanges and other trading venues are relatively new and, in some cases, unregulated and some have experienced fraud and failure.

To the extent that digital asset exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, a reduction in digital asset prices could occur. Digital asset market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and "malware" (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Many digital asset exchanges currently do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, digital asset exchanges, which may cause the price of bitcoin to decline. For example, in the first half of 2022, each of Celsius Mining, LLC, Voyager Digital Ltd., and Three Arrows Capital Ltd. declared bankruptcy, resulting in a loss of confidence among participants in the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, BlockFi Inc. and FTX Trading Ltd ("FTX"), the third largest digital asset exchange by volume at the time, halted customer withdrawals, and, shortly thereafter, FTX and its subsidiaries filed for bankruptcy. Most recently, in January 2023, Genesis Global Holdco. LLC and certain affiliates filed for bankruptcy.

In response to these events, the digital asset markets, including the market for bitcoin specifically, have experienced price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset market and in bitcoin. These events have also negatively impacted the liquidity of the digital asset market as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital asset market continues to be negatively impacted by these events, digital asset prices, including the price of bitcoin, may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence at least in part in digital asset networks and result in greater volatility in bitcoin's value. Because the value of bitcoin is derived from the continued willingness of market participants to exchange government-issued currency that is designated as legal tender in its country of issuance through government decree, regulation, or law ("fiat" currency) for bitcoin, should the marketplace for bitcoin be jeopardized or disappear entirely, permanent and total loss of the value of bitcoin may result.

Digital asset transactions are irrevocable and, if incorrectly transferred, digital assets may be irretrievable. As a result, any incorrectly executed digital asset transactions could have a material adverse effect on our business, financial condition and results of operations.

Typically, digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on the applicable network. Once a transaction has been confirmed and verified in a block that is added to the network blockchain, an incorrect transfer of a digital asset or a theft of a digital asset generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. Although transfers of any digital assets we hold will not regularly be made to or from vendors, consultants, services providers, etc., it is possible that, through computer or human error, or through theft or criminal action, digital assets held by us could be transferred from us in incorrect amounts or to unauthorized third parties. To the extent that we are unable to seek a corrective transaction with such third party or are incapable of identifying the third party that has received our digital assets through error or theft, we will be unable to revert or otherwise recover our incorrectly transferred digital assets. To the extent that we are unable to seek redress for such error or theft, such loss could have a material adverse effect on our business, financial condition and results of operations.

We may not have adequate sources of recovery if the bitcoin held by us are lost, stolen or destroyed due to third-party digital asset services, which could have a material adverse effect on our business, financial condition and results of operations.

Certain digital assets held by us are stored using Coinbase Global, Inc. ("Coinbase"), a third-party digital asset service. We believe that the security procedures that Coinbase utilizes, such as dual authentication security, secured facilities, segregated accounts and cold storage, are reasonably designed to safeguard our bitcoin and other digital assets from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by us. In addition, Coinbase's limited liability under its services agreement with us may limit our ability to recover losses relating to our bitcoin. If such digital assets are lost, stolen or destroyed under circumstances rendering a third party liable to us, it is possible that the responsible third party may not have the financial resources or insurance sufficient to satisfy any or all of our claims against the third party, or have the ability to retrieve, restore or replace the lost, stolen or destroyed digital assets due to governing network protocols and the strength of the cryptographic systems associated with such digital assets. To the extent that we are unable to recover on any of our claims against any such third party, such loss could have a material adverse effect on our business, financial condition and results of operations.

Any loss or destruction of a private key required to access a digital asset is irreversible. Loss of access to digital assets may be permanent.

Digital assets are each accessible and controllable only by the possessor of both the unique public key and private key associated with the digital asset. Although we utilize the services of third-party holders of digital assets and sell digital assets as soon as practicable after receiving them, it is possible that digital assets in our possession can be lost or stolen and irretrievable which could have a material adverse effect on our business, financial condition and results of operations.

The digital assets held by us are not subject to FDIC or SIPC protections.

We do not hold our digital assets with a banking institution or a member of the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC"), and to date, neither the FDIC nor the SIPC has extended any such protections to depositors of digital assets. Accordingly, our digital assets are not subject to the protections by FDIC or SIPC member institutions and any loss of our digital assets could have a material adverse effect on our business, financial condition and results of operations.

Digital assets, including bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times and any mechanisms of increasing the scale of digital asset settlement may significantly alter the competitive dynamics in the market.

Digital assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling digital assets, and particularly bitcoin, is essential to the widespread acceptance of digital assets as a means of payment, which is necessary to the growth and development of our business.

Many digital asset networks face significant scaling challenges. For example, digital assets are limited with respect to how many transactions can occur per second. In this respect, bitcoin may be particularly affected as it relies on the "proof-of-work" validation, which due to its inherent characteristics may be particularly hard to scale to allow simultaneous processing of multiple daily transactions by users. Participants in the digital asset ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as "sharding," which is a term for a horizontal partition of data in a database or search engine, which would not require every single transaction to be included in every single miner's or validator's block.

There is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of digital asset transactions will be effective, how long they will take to become effective or whether such mechanisms will be effective for all digital assets. There is also a risk that any mechanisms of increasing the scale of digital asset settlements, such as the ongoing upgrades as part of Ethereum 2.0, may significantly alter the competitive dynamics in the digital asset market and may adversely affect the value of bitcoin and the price of our securities. Any of which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Latency in confirming transactions on a network could result in a loss of confidence in the network, which could have a material adverse effect on our business, financial condition and results of operations.

Latency in confirming transactions on a network can be caused by a number of factors, such as transaction processors ceasing to support the network and/or supporting a different network. To the extent that any transaction processors cease to record transactions on a network, such transactions will not be recorded on the blockchain of the network until a block is solved by a transaction processor that does not require the payment of transaction fees or other incentives. Currently, there are no known incentives for transaction processors to elect to exclude the recording of transactions in solved blocks. However, to the extent that any such incentives arise (for example, with respect to bitcoin, a collective movement among transaction processors or one or more mining pools forcing bitcoin users to pay transaction fees as a substitute for, or in addition to, the award of new bitcoin upon the solving of a block), transaction processors could delay the recording and verification of a significant number of transactions on a network's blockchain. If such latency became systemic, and sustained, it could result in greater exposure to double-spending transactions and a loss of confidence in the applicable network, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, increasing growth and popularity of digital assets, ICOs and security token offerings, as well as non-digital asset related applications that utilize blockchain technology on certain networks, can cause congestion and backlog, and as result, increase latency on such networks. An increase in congestion and backlogs could result in longer transaction confirmation times, an increase in unconfirmed transactions (that is, transactions that have yet to be included in a block on a network and therefore are not yet completed transactions), higher transaction fees and an overall decrease in confidence in a particular network, which could ultimately affect our ability to transact on that particular network and, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Malicious actors or botnet may obtain control of more than 50% of the processing power on the bitcoin or other network.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on the bitcoin or other network, it may be able to alter the blockchain on which the bitcoin or other network and most bitcoin or other digital asset transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude, or modify the ordering of transactions, though it could not generate new bitcoin or digital assets or transactions using such control. The malicious actor could "double-spend" its own bitcoin or digital assets (i.e., spend the same bitcoin or digital assets in more than one transaction) and prevent the confirmation of other users' transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the bitcoin or other network, or the bitcoin or other community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible.

Although there are no known reports of malicious activity or control of the bitcoin blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold. The possible crossing of the 50% threshold indicates a greater risk in that a single mining pool could exert authority over the validation of bitcoin transactions. To the extent that the Bitcoin or other digital asset ecosystems, including developers and administrators of mining pools, do not act to ensure greater decentralization of bitcoin or other digital asset mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the bitcoin or other network will increase, which may adversely affect an investment in us.

Intellectual property rights claims may adversely affect the operation of any or all networks.

Third parties may assert intellectual property rights claims relating to the operation of digital assets and the holding and transfer of such assets. Regardless of the merit of any intellectual property rights claims or other legal action, any threatened action that reduces confidence in the long-term viability of any or all of the networks or other similar peer-to-peer networks, or in the ability of end-users to hold and transfer digital assets, may have a material adverse effect on our business, financial condition and results of operations. Additionally, a meritorious intellectual property rights claim could prevent us and other end-users from holding or transferring the digital assets, which could have a material adverse effect on our business, financial condition and results of operations.

A soft or hard fork on a network could have a material adverse effect on our business, financial condition and results of operations.

The rules governing a network's protocol are subject to constant change and, at any given time, there may be different groups of developers that can modify a network's protocol. As network protocols are not sold and their use does not generate revenues for their development teams, the core developers are generally not compensated for maintaining and updating the network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop networks and the core developers may lack the resources to adequately address emerging issues with network protocols. Although the bitcoin and other leading networks are currently supported by core developers, such support may not continue or be sufficient in the future. To the extent that material issues arise with the bitcoin or another network protocol and the core developers and open-source contributors are unable to address the issues adequately or in a timely manner, the networks may be adversely affected.

Any individual can download the applicable network software and make any desired modifications that alter the protocols and software of the network, which are proposed to developers, users and transaction processors on the applicable network through software downloads and upgrades, typically posted to development forums such as GitHub.com. Such proposed modifications can be agreed upon, developed, adopted and implemented by a substantial majority of developers, transaction processors and users, which, in such event, results in a "soft fork" or "hard fork" on the relevant network. A "soft fork" occurs when an updated version of the validating protocol is still "backwards compatible" with previous versions of the protocol. As a result, non-upgraded network participants with an older version of the validating protocol will still recognize new blocks or transactions and may be able to confirm and validate a transaction; however, the functionality of the non-upgraded network participant may be limited. Thus, non-upgraded network participants are incentivized to adopt the updated version of the protocol. The occurrence of a soft fork could potentially destabilize mining and increase transaction and development costs and decrease trustworthiness of a network.

A "hard fork" occurs when the updated version of the validating protocol is not "backwards compatible" with previous versions of the protocol, and therefore, requires forward adoption by network participants in order to recognize new blocks, validate and verify transactions and maintain consensus on the relevant blockchain. Since the updated version of the protocol is not backwards compatible, a hard fork can cause the relevant blockchain to permanently diverge into two separate blockchains on a network. For example, in the case of bitcoin, a hard fork created two new digital assets: Bitcoin Cash and Bitcoin Gold. The value of a newly created digital asset from a hard fork ("forked digital asset") may or may not have value in the long-run and may affect the price of other digital assets if interest and resources are shifted away from previously existing digital assets to the forked digital asset. The value of a previously existing digital asset after a hard fork is subject to many factors, including the market reaction and value of the forked digital asset and the occurrence of other soft or hard forks in the future. As such, the value of certain digital assets could be materially reduced if existing and future hard forks have a negative effect on their value.

If a soft fork or hard fork occurs on a network, which we or our hosting customers are processing transactions or hold digital assets in, we may be required to upgrade our hardware or software in order to continue our mining operations, and we may not be able to make such upgrades. A soft fork or hard fork in a particular digital asset that we process could have a negative effect on the value of that digital asset and could have a material adverse effect on our business, financial condition and results of operations.

To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in that digital asset network, which could adversely impact an investment in us.

To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing bitcoin users to pay transaction fees as a substitute for or in addition to the award of new bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain.

Any systemic delays in the recording and confirmation of transactions on the blockchain could result in greater exposure to double-spending transactions and a loss of confidence in certain or all digital asset networks, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Risks Related to our Indebtedness and Liquidity

We may incur additional indebtedness to execute our long-term growth strategy, which may reduce our profitability.

Our business requires significant capital, and we may require additional capital in the future to execute our growth strategy. For the years ended December 31, 2024 and 2023, we incurred approximately $95.0 million and $16.2 million in capital expenditures, respectively. Historically, we have financed these investments through cash flows from operation and external borrowings. These sources of capital may not be available to us in the future. Our ability to arrange new financing, either at the corporate level, a non-recourse project-level subsidiary or otherwise, and the costs of such capital, are dependent on numerous factors, including credit availability from banks and other financial institutions, investor confidence in us and the regional markets in which we operate, maintenance of acceptable credit ratings or our financial performance and level of indebtedness. Other companies with which we compete may have greater liquidity, more unencumbered assets, less indebtedness, greater access to credit and other financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, longer-standing relationships with customers, or greater flexibility in the timing of their sale of generation capacity and ancillary services than we do. If we are unable to fund capital expenditures for any reason, we may not be able to capture available growth opportunities and any such failure could have a material adverse effect on our results of operations and financial condition.

Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations under the notes.

As of December 31, 2024, we had approximately $1.12 billion aggregate principal amount of indebtedness for borrowed money. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our security holders and our business, results of operations and financial condition by, among other things:

- increasing our vulnerability to adverse economic and industry conditions;

- limiting our ability to obtain additional financing;

- requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes;

- limiting our flexibility to plan for, or react to, changes in our business;

- diluting the interests of our existing stockholders as a result of issuing shares of our common stock upon conversion of the notes; and

- placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, including the notes, and our cash needs may increase in the future. In addition, any future indebtedness that we may incur may contain financial and other restrictive covenants that limit our ability to operate our business, raise capital or make payments under our other indebtedness. If we fail to comply with these covenants or to make payments under our indebtedness when due, then we would be in default under that indebtedness, which could, in turn, result in that and our other indebtedness becoming immediately payable in full.

We may be unable to raise the funds necessary to repurchase the 2029 Convertible Notes or the 2031 Convertible Notes for cash following a fundamental change, the optional repurchase date, or during the free convertibility period, as applicable, or to pay any cash amounts due upon conversion of 2029 Convertible Notes or the 2031 Convertible Notes, and our other indebtedness may limit our ability to repurchase 2029 Convertible Notes or the 2031 Convertible Notes or pay cash upon their conversion.

Holders of the $460.0 million aggregate principal amount of our 3.00% Convertible Senior Notes due 2029 (the "2029 Convertible Notes"), subject to a limited exception, may require us to repurchase their notes for cash following certain corporate events that constitute a "fundamental change" equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. From and after June 1, 2029, noteholders may convert their notes at any time at their election until the close of business on the scheduled trading day immediately before September 1, 2029. The Company will settle conversions by paying or delivering, as applicable, cash, shares of its common stock or a combination of cash and shares of its common stock, at its election.

Further, holders of the $625.0 million aggregate principal amount of our 0.00% convertible senior notes due 2031 (the "2031 Convertible Notes"), subject to a limited exception, may require us to repurchase their notes on December 15, 2027 or following certain corporate events that constitute a "fundamental change" at a cash repurchase price equal to the principal amount of the notes to be repurchased, plus accrued and unpaid special interest and additional interest, if any, to, but excluding, the optional repurchase date or the fundamental change repurchase date, as applicable. From and after March 17, 2031, noteholders may convert their notes at any time at their election until the close of business on the scheduled trading day immediately before June 15, 2031. The Company will settle conversions by paying or delivering, as applicable, cash, shares of its common stock or a combination of cash and shares of its common stock, at its election.

Both the 2029 Convertible Notes and 2031 Convertible Notes might also be converted by noteholders based on certain triggering events based on the trading price of the Company's common stock or the note, as applicable.

We may not have enough available cash or be able to obtain financing at the time we are required to repurchase the 2029 Convertible Notes or 2031 Convertible Notes or pay any cash amounts due upon conversion of the 2029 Convertible Notes or 2031 Convertible Notes. In addition, applicable law, regulatory authorities and the agreements governing our other indebtedness may restrict our ability to repurchase the 2029 Convertible Notes or 2031 Convertible Notes or pay any cash amounts due upon conversion. Our failure to repurchase the 2029 Convertible Notes or 2031 Convertible Notes or pay any cash amounts due upon conversion when required under the indenture governing the 2029 Convertible Notes or the indenture governing the 2031 Convertible Notes, as applicable, will constitute a default under the applicable indenture. A default under either indenture or the fundamental change itself could also lead to a default under agreements governing our other indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under the other indebtedness, the 2029 Convertible Notes or the 2031 Convertible Notes.

Provisions in our indentures could delay or prevent an otherwise beneficial takeover of us.

Certain provisions in the 2029 Convertible Notes or 2031 Convertible Notes, or any future notes, and the indentures governing these notes could make a third-party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a fundamental change, then, except as described in this offering memorandum, noteholders will have the right to require us to repurchase their notes for cash. In addition, if a takeover constitutes a make-whole fundamental change, then we may be required to temporarily increase the conversion rate. In either case, and in other cases, our obligations under the 2029 Convertible Notes or 2031 Convertible Notes, or any future notes, and the indentures governing these notes could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, including in a transaction that noteholders or holders of our common stock may view as favorable.

The conditional conversion feature of the notes, if triggered, may adversely affect our financial condition and results of operations.

In the event the conditional conversion feature of the notes is triggered, noteholders will be entitled to convert the notes at any time during specified periods at their option. If one or more noteholders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if noteholders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting method for the 2029 Convertible Notes and 2031 Convertible Notes, or any future notes, could adversely affect our reported financial condition and results.

The accounting method for reflecting the 2029 Convertible Notes or 2031 Convertible Notes, or any future notes, on our balance sheet, accruing amortized interest expense for these notes and reflecting the underlying shares of our common stock in our reported diluted earnings per share may adversely affect our reported earnings and financial condition.

Risks Related to Taxes

Our ability to use some or all of our net operating loss and capital loss carryforwards and other tax attributes to offset future income may be limited.

As of December 31, 2024, we had U.S. federal and state net operating loss ("NOL") carryforwards of approximately $312.4 million and $128.1 million, respectively, U.S. federal and state capital loss carryforwards of approximately $220.7 million and $42.4 million, respectively, and certain other tax attributes, including disallowed business interest expense carryforwards under Section 163(j) of the Internal Revenue Code of 1986 (the "Internal Revenue Code"), that could be utilized to offset future taxable income. The amount of our tax attributes are subject to examination and adjustment by applicable taxing authorities. Our federal NOLs can be carried forward indefinitely, our state NOL carryforwards begin to expire in 2033 and our capital loss carryforwards begin to expire in 2027.

Under Sections 382 and 383 of the Internal Revenue Code, if a corporation (or a consolidated group) undergoes an "ownership change," its ability to utilize certain of its federal tax attributes (including NOL and capital loss carryforwards) to offset certain of its taxable income may be subject to certain limitations. In general, an ownership change occurs if the aggregate stock ownership of certain shareholders (generally 5% shareholders, applying certain look-through and aggregation rules) increases by more than 50% over such shareholders' lowest percentage ownership during the testing period (generally three years). Similar rules may apply under applicable state tax law.

Certain equity trading activity and other actions prior to the Effective Date of the Plan of Reorganization could have resulted in an ownership change for purposes of Sections 382 and 383 of the Internal Revenue Code independent of the Plan of Reorganization, which could adversely affect our ability to utilize our tax attributes to a greater extent than an ownership change occurring as a result of the consummation of the Plan of Reorganization. In an attempt to minimize the likelihood of such an ownership change occurring, we obtained a final order from the Bankruptcy Court authorizing certain protective equity trading procedures.

It is likely that we will undergo an ownership change under Sections 382 and 383 of the Internal Revenue Code as a result of the consummation of the Plan of Reorganization, which may limit our ability to utilize our federal NOL and capital loss carryforwards and certain other tax attributes, subject to the potential application of the special bankruptcy exception in Section 382(l)(5) of the Internal Revenue Code. We have not determined whether or not we would qualify for such special bankruptcy exception, and even if we did so qualify, whether or not we would elect out of such exception. Further, even if the consummation of the Plan of Reorganization does not cause an ownership change, it could increase the likelihood that we undergo such an ownership change in the future.

Limitations imposed by the Internal Revenue Code (or applicable state tax law) on our ability to utilize our NOL or capital loss carryforwards or other tax attributes (whether by reason of an ownership change or otherwise) could significantly increase our future tax liabilities, in each case reducing or eliminating the benefit of such tax attributes, which may impair the value of an investment in our securities.

The IRS and certain states have taken the position that digital assets are "property" for income tax purposes.

In early 2014, the IRS issued basic guidance on the tax treatment of digital assets. The IRS has taken the position that a digital asset is "property" instead of "currency" for income tax purposes. As such, general tax principles applicable to property transactions apply to the acquisition, ownership, use, and disposition of digital assets. This overall treatment creates a potential tax liability for, and potential tax reporting requirements applicable to, us in any circumstance where we earn or otherwise acquire, mine, own, use, or dispose of a digital asset. In 2019, the IRS issued additional guidance specifically relating to the income tax consequences that could arise from a digital asset hard fork event in which a new unit of digital asset may or may not be received, and released frequently asked questions to address certain digital asset topics such as tax basis, gain, or loss on the sale or exchange of certain kinds of digital assets and how to determine the fair market value of such digital assets.

There is no guarantee that the IRS will not alter its position with respect to the taxation of digital assets, or that legislation or judicial determinations in the future will not result in a tax treatment of digital assets and transactions in digital assets for tax purposes that differs from the treatment described above. You are urged to consult your own tax advisor as to the tax implications of our acquisition, ownership, use, and disposition of digital assets. The taxation of digital assets for state, local, or non-U.S. tax purposes may not be the same as the taxation of digital assets for U.S. federal income tax purposes.

In addition, under the Tax Cuts and Jobs Act of 2017, as of January 1, 2018, "like-kind exchange" treatment does not apply to digital assets. This means that gain from the sale or exchange of digital assets cannot be deferred by undertaking an exchange of one type of virtual currency for another.

Certain states, including New York and New Jersey, generally follow IRS guidance with respect to the treatment of digital assets for state income tax purposes, but it is unclear if other states will do so. Transactions involving digital assets for other goods and services may also be subject to sales and use or similar taxes under barter transaction treatment or otherwise. The treatment of digital assets for state income tax and sales tax purposes may have negative consequences, including the imposition of a greater tax burden on investors in digital assets or a higher cost with respect to the acquisition, ownership, use, and disposition of digital assets generally. In either case, this could have a negative effect on prices in the relevant digital asset exchange market and could have a material adverse effect on our business, financial condition and results of operations.

Non-U.S. jurisdictions may also elect to treat digital assets in a manner that results in adverse tax consequences. To the extent a non-U.S. jurisdiction with a significant share of the market of digital asset owners or users imposes onerous tax burdens on such owners or users, or imposes sales, use, or value added tax on acquisitions and dispositions of digital assets for fiat currency, such actions could result in decreased demand for digital assets in such jurisdiction, which could impact the price of digital assets and have a material adverse effect on our business, financial condition and results of operations.

Changes to, or changes to interpretations of, the U.S. federal, state, local or other jurisdictional tax laws could have a material adverse effect on our business, financial condition and results of operations.

All statements contained herein concerning U.S. federal income tax (or other tax) consequences are based on existing law and interpretations thereof. The tax regimes to which we are subject or under which we operate, including income and non-income taxes, are unsettled and may be subject to significant change. While some of these changes could be beneficial, others could negatively affect our after-tax returns. In the future, the currently anticipated tax treatment may be modified by legislative, judicial or administrative changes, possibly with retroactive effect. In addition, a tax authority or court may not agree with any particular interpretation of the relevant laws.

State, local or other jurisdictions could impose, levy or otherwise enforce tax laws against us. Tax laws and regulations at the state and local levels frequently change, especially in relation to the interpretation of existing tax laws for new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future taxes, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Ownership of Our Securities

An investment in our securities is highly speculative. The trading price of our securities may be volatile, and you could lose all or part of your investment.

The trading price of our securities is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our securities as you might be unable to sell your shares at or above the price you paid for those shares. Factors that could cause fluctuations in the trading price of our securities include the following:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- volatility in the price of bitcoin and other digital assets;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our securities by us or our stockholders;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

- announcements by us or our competitors of new products, features, or services;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses, products, services or technologies by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- any significant change in our management; and

- general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and in the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

We may issue additional securities, including shares of New Common Stock as a result of the conversion or exercise, as applicable, of the New Warrants, options or restricted stock units ("RSUs"). In addition, the Company may choose to issue shares of New Common Stock pursuant to the CVRs. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may issue and sell New Common Stock, convertible securities, warrants and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our New Common Stock.

The market price and trading volume of our securities could decline if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business.

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our securities to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their securities after price appreciation as the only way to realize any future gains on their investment.

We no longer qualify as an "emerging growth company" as of December 31, 2024, and, as a result, we will no longer be able to avail ourselves of certain reduced disclosure requirements applicable to emerging growth companies and/or smaller reporting companies.

Based on the market value of our common stock held by non-affiliates as of June 30, 2024, we ceased to qualify as an emerging growth company as of December 31, 2024, and as such, we are no longer able to take advantage of any of the exemptions from various reporting requirements that are applicable to emerging growth companies effective as of December 31, 2024. We expect that the loss of our emerging growth company status and compliance with these additional requirements will increase our legal and financial compliance costs. In addition, any failure to comply with these additional requirements in a timely manner, or at all, could have an adverse effect on our business and results of operations and could cause a decline in the price of our common stock.

Risks Related to our Restructuring

Our actual financial results after emergence from bankruptcy may not be comparable to our projections filed with the Bankruptcy Court or otherwise made public in the course of the Chapter 11 Cases.

In connection with the Disclosure Statement and Plan of Reorganization that we filed with the Bankruptcy Court and the hearing to consider confirmation of our Plan of Reorganization (as well as in certain other filings), we prepared projected financial information for various reasons, including to demonstrate to the Bankruptcy Court the feasibility of the Plan of Reorganization and our ability to continue operations upon our emergence from Chapter 11. Those projections were prepared solely for the purposes stated therein and have not been, and will not be, updated on an ongoing basis and should not be relied upon by investors. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance with respect to then prevailing and anticipated market and economic conditions that were and remain beyond our control and that may not materialize. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections or valuation estimates may prove to be wrong in material respects. Actual results may vary significantly from those contemplated by the projections. As a result, investors should not rely on those projections.

Upon emergence from the Chapter 11 Cases, the composition of our Board of Directors changed significantly.

Pursuant to the Plan of Reorganization, the composition of our Board of Directors changed significantly upon emergence from the Chapter 11 Cases. Our Board of Directors now includes members appointed by our prospective significant stockholders and significant holders of our debt. Our Board of Directors may change views on strategic initiatives and a range of issues that will determine our future. As a result, the future strategy and plans of ours may differ materially from those of the past. See Item 10. "Directors, Executive Officers and Corporate Governance" for information regarding our Board of Directors and our key management members following emergence from the Chapter 11 Cases.

The ability to attract and retain key personnel is critical to the success of our business and may be affected by our emergence from bankruptcy.

The success of our business depends on key personnel. The ability to attract and retain these key personnel may be affected by our emergence from bankruptcy, the uncertainties currently facing the business and changes we may make to the organizational structure to adjust to changing circumstances. Any potential delays in adopting our management incentive plan and other executive benefits and compensation may make it difficult to retain key personnel and we may need to enter into retention or other arrangements that could be costly to maintain. If executives, managers or other key personnel resign, retire or are terminated, or their service is otherwise interrupted, we may not be able to replace them in a timely manner and we could experience significant declines in productivity.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

We are subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk. We have implemented a risk-based approach, guided by Federal Information Processing Standards Publication 199, to identify, classify, and appropriately assess the range of cybersecurity threats that could affect our business and information systems. Accordingly, security incidents are evaluated, classified by severity and prioritized for response, mitigation and remediation. From a high level, our incident response framework consists of five elements: (1) proactively identifying and appropriately managing cybersecurity risks to our systems, assets, data, and other capabilities; (2) designing and implementing the appropriate safeguards to timely deliver business services; (3) implementing systems and processes to detect the occurrence of cybersecurity events; (4) responding to events in a systematic and comprehensive fashion; and (5) utilizing mechanisms to promote system resilience and the restoration of critical business functions that may have been impaired due to a security incident.

Our cybersecurity program is aligned with industry standards and best practices, such as the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. Fundamentally, our information security program is tasked with developing pragmatic strategies for preserving the confidentiality, integrity and availability of Company and customer information. Pursuant to this approach, we have implemented controls to prevent, detect and mitigate cybersecurity risks posed by third parties. We use various tools and methodologies, including a written incident response plan and cybersecurity insurance, to manage and mitigate cybersecurity risk. Those tools and methodologies are evaluated on a regular and continuing basis. We also monitor and evaluate our cybersecurity posture and performance on an ongoing basis through regular vulnerability scans, penetration tests and threat intelligence feeds. Through both short-term "game day" events and more prolonged campaigns, red team programming is designed to continuously stress test the fortitude of our information security systems and assist in identifying areas of potential vulnerability. Based on the results of these simulated exercises, we aim to harden any identified exposure points and adjust our security processes to ensure dynamism and responsiveness.

Along with our in-house cybersecurity capabilities, we also periodically engage third parties to assist with detecting and responding to cybersecurity risks. Third parties may be engaged to assist with procedures including red and blue team training exercises and penetration testing. We require third-party service providers with access to personal, confidential or proprietary information to implement and maintain comprehensive cybersecurity practices consistent with applicable legal standards and industry best practices. Amongst other controls, we maintain policies and practices that monitor, regulate and limit remote access of our information systems.

Our business depends on the availability, reliability, and security of our information systems, networks, data, and intellectual property. Any disruption, compromise, or breach of our systems or data due to a cybersecurity threat or incident could adversely affect our operations, customer service, product development, and competitive position. They may also result in a breach of our contractual obligations or legal duties to protect the privacy and confidentiality of our stakeholders. Such a breach could expose us to business interruption, lost revenue, ransom payments, remediation costs, liabilities to affected parties, cybersecurity protection costs, lost assets, litigation, regulatory scrutiny and actions, reputational harm, customer dissatisfaction, harm to our vendor relationships, or loss of market share. To date, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have, or are likely to, materially affect us, our business strategy, results of operation or financial condition. For more information on the risks from cybersecurity threats that we face, refer to Part I, Item 1A. "Risk Factors," of this Annual Report on Form 10-K, including but not limited to the risk factors titled, "*We may be vulnerable to both physical and cybersecurity breaches, which could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations*" and "*We may be exposed to cybersecurity threats and breaches, which could have a material adverse effect on our business, financial condition and results of operations*."

Governance

Our information security team is led by our Chief Information Security Officer and is comprised of dedicated professionals responsible for overseeing cybersecurity risk management and mitigation, incident prevention, detection and remediation. These teams are spearheaded by professionals with decades of cybersecurity leadership experience across multiple industries, including our Chief Technology Officer. Our leadership working group meets on a weekly basis to discuss our approach to the rapidly-evolving cybersecurity landscape. To ensure that our top-level strategy is disseminated throughout the Company, our information security team provides hands-on and often role-specific training and awareness programs to our employees. Our employees with network access participate annually in required training, including spear phishing and other awareness training. We also periodically conduct simulated phishing exercises to practice appropriate response and augment employee awareness of established and emerging cyber threats.

One of the key functions of our Board of Directors is informed oversight of our risk management process, including cybersecurity risk. Our Board of Directors considers cybersecurity risk and mitigation as a critical component of its risk oversight function and intends to further develop specific cybersecurity oversight functions and protocols. Our Board of Directors administers this oversight function directly through the Board of Directors as a whole, as well as through various standing committees of our Board of Directors, including the Audit Committee, that address risks inherent in their respective areas of oversight. In particular, our

Board of Directors is responsible for monitoring and assessing strategic risk exposure and our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements and is charged with oversight of the adequacy of Company's insurance programs, including cyber insurance.

Item 2. Properties.

Our corporate headquarters is located at 838 Walker Road, Suite 21-2105, Dover, Delaware 19904. In addition, we earn bitcoin through mining for our own account and for third-party hosting customers at our owned and leased facilities in Alabama, Georgia, Kentucky, North Carolina, North Dakota, and Texas. We lease with an option to purchase at a nominal amount our facility in North Dakota. We also own property in Oklahoma where our facility is in development to support artificial intelligence-related workloads. We believe that our facilities are suitable and adequate to meet our current and anticipated near-term needs. Please refer to the discussions contained in our Item 1. – "Business" for additional information.

Item 3. Legal Proceedings.

We are involved in lawsuits and other contingencies in the ordinary course of business. While the outcome of such contingencies cannot be predicted with certainty, we believe that the liabilities arising from these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, to the extent the liability arising from the ultimate resolution of any matter exceeds our estimates reflected in the recorded reserves relating to such matter, we could incur additional charges that could be significant. For a description of our material pending legal proceedings, please see Note 11 — Commitments and Contingencies, to our consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

Please refer to the discussions contained in our Item 1. – "Business" under the subtitle "Emergence from Bankruptcy"; Item 1A. "Risk Factors"; Item 5. — "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities"; Item 7. — "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the subtitle "Developments During 2024"; and our Notes to Consolidated Financial Statements; as well as elsewhere in this Annual Report on Form 10-K for further information regarding the commencement of the aforementioned Company's emergence from bankruptcy and satisfaction and extinguishment of claims in the Chapter 11 Cases.

Item 4. Mine Safety Disclosures.

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Holders

As of January 24, 2024, in connection with the effectiveness of the Plan of Reorganization our New Common Stock and New Warrants are traded on the Nasdaq Global Select Market under the symbols "CORZ," "CORZW" and "CORZZ," respectively. Our old common stock and old warrants were traded on OTC Markets under the symbols "CORZQ" and "CRZWQ." through the year ended December 31, 2023. Any over-the-counter market quotations reflected inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

On February 20, 2025, there were 250 holders of record of our New Common Stock, 210 holders of record of our Tranche 1 Warrants, and 207 holders of record of our Tranche 2 Warrants.

Dividends

The Company has not paid dividends on its common stock to date and does not intend to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon the terms of agreements restricting our ability to pay dividends, revenues and earnings, if any, capital requirements and general financial condition and the discretion of the Company's Board of Directors. It is the present intention of the Company's Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.

Stock Performance Graph

The following performance graph compares the cumulative total return on our common stock with the cumulative total return of the Nasdaq Composite Index and Russell 2000 Index from January 24, 2024 through December 31, 2024. Such returns are based on historical results and are not intended to suggest future performance. The graph assumes a $100 investment on January 24, 2024 through December 31, 2024 in our common stock, the Nasdaq Composite Index and the Russell 2000 Index.

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any filing of Core Scientific, Inc. under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.



COMPARISON OF CUMULATIVE TOTAL RETURN
Among Core Scientific, Inc., the NASDAQ Composite Index, and the Russell 2000 Index

Securities Authorized for Issuance Under Equity Compensation Plans

In accordance with the Plan of Reorganization, the Company adopted an equity-based management incentive plan on April 26, 2024 (the "Incentive Plan"). The Incentive Plan provides for the grant of up to 40,000,000 shares of the Company's Common Stock.

Recent Sales of Unregistered Securities

Below are the sales of unregistered securities during the period covered by this Annual Report on Form 10-K, other than those previously reported in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K.

During the quarter ended December 31, 2024, 0.6 million shares of New Common Stock were issued upon the exercise of Tranche 1 Warrants in reliance on the exemption provided by Section 1145 of the Bankruptcy Code. The Company received cash proceeds from the exercise of $4.4 million.

During the quarter ended December 31, 2024, 60.9 million shares of New Common Stock were issued upon the exercise of Tranche 2 Warrants in reliance on the exemption provided by Section 1145 of the Bankruptcy Code. The Company received cash proceeds from the exercise of $0.6 million.

Use of Proceeds from Registered Securities

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We had no share repurchase activity for the three months ended December 31, 2024.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this section to "we," "us," "our," the "Company," "Core Scientific," or "Core" refer to Core Scientific, Inc. and its subsidiaries.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to promote understanding of the results of operations and financial condition. This MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying Notes to Financial Statements (Part II, Item 8 of this Form 10-K). This section generally discusses the results of operations for 2024 compared to 2023. For discussion related to the results of operations and changes in consolidated financial condition for 2023 compared to 2022 refer to Part II, Item 7. — "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our fiscal year 2023 Annual Report on Form 10-K, which was filed with the SEC on March 13, 2024.

As discussed in the section titled "Cautionary Note Regarding Forward-Looking Statements," the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" under Part I, Item 1A in this Annual Report on Form 10-K.

Overview

Core Scientific, Inc. ("we," "us," "our," the "Company," "Core Scientific," or "Core") is a leader in designing, building and operating digital infrastructure for high-performance computing. Since our inception in 2018, we have been a premier provider and operator of dedicated, purpose-built facilities and software solutions for digital asset mining for ourselves and our third-party customers. and in March 2024, we announced the provision of digital infrastructure colocation services to a third party engaged in high-performance computing ("HPC").

In May 2024, we expanded our relationship with CoreWeave, Inc. ("CoreWeave") the artificial intelligence ("AI") hyperscaler, to provide approximately 200 megawatts ("MW") of digital infrastructure to host CoreWeave's HPC operations and provided CoreWeave options with respect to the Company's existing facilities to provide approximately 500 MW of digital infrastructure on similar terms. In June and August 2024, the Company announced CoreWeave's execution of options to secure an additional 70 MW and 112 MW, respectively, of infrastructure to host its HPC operations. In October 2024, the Company announced that CoreWeave had exercised its final option for an additional 120 MW of infrastructure.

These new agreements leverage the Company's existing digital infrastructure and expertise in third-party hosting solutions. We believe that using our existing infrastructure for HPC hosting operations will provide more consistent dollar-based revenue and represents substantially less risk than our traditional hosted bitcoin mining or our bitcoin self-mining operations. As a result, we intend to focus our business development and marketing efforts on expanding our HPC hosting customer base. As a result, we initiated a significant strategic transition from bitcoin mining to hosting and colocation services for customers employing hosting services for HPC workloads such as artificial intelligence-related applications.

During 2024, we were substantially engaged in constructing, refurbishing, reallocating or converting a substantial portion of our ten facilities in Alabama (1), Georgia (2), Kentucky (1), North Carolina (1), North Dakota (1), Oklahoma (1), and Texas (3) to support artificial intelligence related workloads, primarily for our one existing HPC customer, but also to support our commitment to meeting the growing demand for HPC solutions and diversifying our revenue streams.

Currently, the vast majority of our revenue is from mining bitcoin for our own account ('self-mining"). We remain committed to maintaining the efficiency of our digital asset mining while capitalizing on the opportunities presented by the growing HPC hosting business.

We had an average hourly operating power demand of approximately 572 megawatts ("MW") for the year ended December 31, 2024. We had secured approximately 1,317 MW of contracted power capacity at our sites as of December 31, 2024. We also operate and manage one of the largest data center infrastructure asset bases among publicly listed North American miners with operational capacity of approximately 784 MW in support of our mining and HPC operations.

Our average self-mining fleet energy efficiency for the year ended December 31, 2024 was 25.1 joules per terahash, compared to 27.9 joules per terahash for the year ended December 31, 2023. Self-mining fleet energy efficiency is a measure of our fleet's average actual energy efficiency over the period presented.

Our total revenue was $510.7 million, $502.4 million and $640.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. We generated an operating loss of $19.2 million and operating income of $9.0 million for the years ended December 31, 2024 and 2023, respectively, and an operating loss of $2.11 billion for the year ended December 31, 2022. We incurred net loss of $1.32 billion, $246.5 million and $2.15 billion for the years ended December 31, 2024, 2023 and 2022, respectively. Our adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") was $157.4 million, $169.5 million and $(11.6) million for the years ended December 31, 2024, 2023 and 2022, respectively. Adjusted EBITDA is a non-GAAP financial measure. See "*Key Business Operating Metrics and Non-GAAP Financial Measures*" below for our definition of, and additional information related to Adjusted EBITDA.

Developments During 2024

CoreWeave HPC Hosting Agreements

On February 29, 2024, the Company entered into a long-term contract with CoreWeave, Inc. ("CoreWeave") to deliver 16 MW of infrastructure at the Company's Austin, Texas facility. Following the commencement of operations in the Austin, Texas facility, on June 3, 2024, the Company entered into a series of long-term contracts with CoreWeave to deliver approximately 200 MW of infrastructure to host CoreWeave's HPC operations, which will require the Company to modify multiple existing sites. The site modifications commenced in the second half of fiscal 2024 and operational status is expected to begin in the first half of fiscal 2025. On June 25, 2024, the Company announced CoreWeave's execution of an option to secure an additional 70 MW of infrastructure to host its HPC operations. Operational status for the additional 70 MW is expected in the second half of 2025. Further, on August 6, 2024, the Company announced that CoreWeave had executed an option to secure an additional 112 MW of infrastructure to host its HPC operations. On October 22, 2024, the Company announced that CoreWeave had exercised its final option for an additional 120 MW of infrastructure.

Convertible Notes Offerings

On December 5, 2024, the Company completed a private offering (the "2031 Convertible Notes Offering") of $625.0 million aggregate principal amount of 0.00% Convertible Senior Notes due 2031 (the "2031 Convertible Notes"). The net proceeds from the 2031 Convertible Notes Offering were approximately $608.7 million, after deducting the initial purchasers' discounts and commissions and the Company's estimated offering expenses. The Company intends to use the net proceeds from the 2031 Convertible Notes Offering for general corporate purposes, including working capital, operating expenses, capital expenditures, acquisitions of complementary businesses or assets, or other repurchases of its securities.

On August 19, 2024, the Company completed a private offering (the "2029 Convertible Notes Offering") of $460.0 million aggregate principal amount of 3.00% Convertible Senior Notes due 2029 (the "2029 Convertible Notes"). The net proceeds from the 2029 Convertible Notes Offering were approximately $447.6 million, after deducting the initial purchasers' discounts and commissions and the Company's estimated offering expenses. The Company used approximately $62.0 million of the net proceeds from the 2029 Convertible Notes Offering to repay in full the outstanding loans under the Exit Credit Agreement, of which $0.8 million was paid for interest. Additionally, the Company used approximately $154.1 million of the net proceeds from the 2029 Convertible Notes Offering to redeem all of the outstanding Secured Notes, of which $4.1 million was paid for interest. Further, the Company paid $49.6 million to repay the BlockFi facility in full, of which $0.7 million was paid for interest, and paid $6.5 million to repay the Stonebriar facility in full, of which $0.1 million was paid for interest. The Company intends to use the remaining net proceeds from the 2029 Convertible Notes Offering for general corporate purposes, including working capital, operating expenses, capital expenditures, acquisitions of complementary businesses or assets, or other repurchases of its securities.

For more detailed information regarding the 2031 Convertible Notes Offering and the 2029 Convertible Notes Offering conversion, refer to Note 8 — Convertible and Other Notes Payable to our consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

Halving

On April 19, 2024, the Bitcoin protocol executed its fourth planned halving, wherein the bitcoin rewards issued for each solved block declined from 6.25 bitcoin to 3.125 bitcoin, reducing the bitcoin received from bitcoin mining by 50% (excluding transaction fee rewards). As a result, revenue generated from bitcoin mining declined, adversely impacting gross profit.

Emergence from Bankruptcy

On January 15, 2024, the Company and certain of its affiliates (collectively, the "Debtors") filed with the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") the Fourth Amended Joint Chapter 11 Plan of Core Scientific, Inc. and its Affiliated Debtors (with Technical Modifications) (the "Plan of Reorganization"). On January 16, 2024, the Bankruptcy Court entered an order confirming the Plan of Reorganization. On January 23, 2024 (the "Effective Date"), the conditions to the effectiveness of the Plan of Reorganization were satisfied or waived and the Company emerged from bankruptcy. On January 24, 2024, the Company's common shares began trading on the Nasdaq market under the ticker symbol CORZ.

On the Effective Date, the obligations of the Company under the Company's notes sold pursuant to (i) the Secured Convertible Note Purchase Agreement, dated as of April 19, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Core Scientific, Inc. (as successor of Core Scientific Holding Co.), the guarantors party thereto from time to time, U.S. Bank National Association, as note agent and collateral agent, and the purchasers of the notes issued thereunder (the "Secured Convertible Notes"), and (ii) the Convertible Note Purchase Agreement, dated as of August 20, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Core Scientific, Inc. (as successor of Core Scientific Holding Co.), the guarantors party thereto from time to time, U.S. Bank National Association, as note agent and collateral agent, and the purchasers of the notes issued thereunder (the "Other Convertible Notes," and together with the Secured Convertible Notes, the "Convertible Notes"), replacement debtor-in-possession credit agreement, stock certificates, book entries, and any other certificate, share, note, bond, indenture, purchase right, option, warrant, or other instrument or document, directly or indirectly, evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors giving rise to any claim or interest (except such certificates, notes or other instruments or documents evidencing indebtedness or obligations of, or interests in, the Debtors that are specifically reinstated pursuant to the Plan of Reorganization) were cancelled, and the duties and obligations of all parties thereto were deemed satisfied in full, canceled, released, discharged, and of no force or effect.

On the Effective Date, Pursuant to the Plan of Reorganization

• The Company entered into a credit and guaranty agreement (the "Exit Credit Agreement"), consisting of an $80 million first-lien credit facility with certain holders of the Company's Convertible Notes. The Exit Credit Agreement was paid in full on August 19, 2024.

• The Company issued $150.0 million aggregate principal amount of senior secured notes due 2028 (the "Secured Notes") pursuant to a secured notes indenture (the "Secured Notes Indenture"). The Secured Notes were paid in full on August 19, 2024.

• The Company issued $260.0 million aggregate principal amount of secured convertible notes due 2029 (the "New Secured Convertible Notes") pursuant to a secured convertible notes indenture (the "New Secured Convertible Notes Indenture"). The New Secured Convertible Notes were issued to holders of the Company's Convertible Notes. The New Secured Convertible notes were mandatorily converted as of July 10, 2024 and are no longer outstanding.

- The Company entered into an agreement which provided for the issuance of contingent value rights (the "CVRs") to holders of the Company's Convertible Notes and provided for the issuance of CVRs issued to holders of allowed general unsecured claims (the GUC CVRs"). On July 1, 2024, the GUC CVR obligations were extinguished pursuant to their terms when the VWAP of the Company's New Common Stock on Nasdaq National Market System exceeded $5.02 for 20 trading days within the applicable 30 consecutive trading day period.

- The holders of our pre-emergence Secured Convertible Notes and Other Convertible Notes received Secured Notes Indenture, New Secured Convertible Notes Indenture, post-emergence common stock and CVRs. Certain holders of New Secured Convertible Notes also funded and received the Exit Credit Agreement.

For more detailed information regarding our emergence from bankruptcy, refer to Notes 3 — Chapter 11 Filing and Emergence from Bankruptcy, 8 — Convertible and Other Notes Payable, 9 — Contingent Value Rights and Warrant Liabilities and 12 — Stockholders' Deficit to our consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

Our Business Model

Business Overview

As a large-scale owner and operator of high-power digital infrastructure for digital asset mining and hosting services, we believe that we are well positioned to serve customers in digital asset mining and an expanding market for HPC operations. As noted in the "Business Strategy" section below, we believe that opportunities for growth exist in various applications of our data centers for third-party customers focused on cloud computing as well as machine learning and artificial intelligence, which has driven our recent expansion into providing HPC hosting services. Furthermore, we believe that the adoption and mainstream use of bitcoin and the blockchain technology on which it is based has accelerated the demand for bitcoin and other digital currencies.

We focus primarily on contracting our digital infrastructure for HPC hosting, and mining and selling bitcoin for cash, enhancing efficiencies in our operations (reducing our cost to mine). Our digital asset mining operation is focused on earning bitcoin by solving complex cryptographic algorithms to validate transactions on specific bitcoin blockchains, which is commonly referred to as "mining." Our digital asset self-mining activity competes with myriad mining operations throughout the world to complete new blocks on the blockchain and earn the reward in the form of bitcoin.

Our data centers house bitcoin mining computers and will increasingly house graphics processing units ("GPUs"). These specialized facilities lever our specialized design and construction proficiency by employing high-density, low-cost engineering, power designs and modular construction. For digital asset mining, our proprietary thermodynamic structural design manages heat and airflow to deliver best-in-class uptime and, ultimately, increased mining rewards to us and our customers. We are allocating a significant portion of our current and future data centers to support other forms of high-value computing, such as HPC hosting operations, in connection with our short-, medium- and long-term strategic plan.

Business Strategy

Our business strategy is to grow our revenue and profitability by expanding our existing large-scale data center infrastructure portfolio configured for specialized computers performing specific, high-value applications such as cloud computing, machine learning and artificial intelligence, and maximizing the portion of our existing infrastructure portfolio contracted for HPC hosting. We intend to continue to strategically develop and make operational the infrastructure necessary to support our existing contractual commitments to our existing HPC customer and to support expected customer growth and additional demand by leveraging our data center expertise and capabilities. We intend to seek additional opportunities and to engage additional customers in the HPC Hosting segment to expand our business into these areas using our knowledge, expertise, existing and future infrastructure where favorable market opportunities exist.

Our strategy is focused on hyperscale cloud-based providers and enterprises, including potential customers we believe have significant data center infrastructure needs that have not yet been outsourced or will require additional data center space and power to support their growth and their increasing reliance on technology infrastructure in their operations. We believe our capabilities for serving the needs of large hyperscale providers and enterprises will continue to enable us to capitalize on the growing demand for outsourced data center facilities in our markets and in new markets where our customers are located or plan to be located in the future.

Segments

We have three operating segments: "Digital Asset Self-Mining," consisting of performing digital asset mining for our own account, "Digital Asset Hosted Mining," consisting of providing hosting services to third parties for digital asset mining, and "HPC Hosting," consisting of providing hosting services to third parties for GPU-based HPC hosting operations. Prior to April 1, 2024, we operated only in the Digital Asset Self-Mining and Digital Asset Hosted Mining segments.

Our Digital Asset Self-Mining operation segment generates revenue from the deployment and operation our own large fleet of miners within our owned digital infrastructure as part of a pool of users that process transactions conducted on one or more blockchain networks. In exchange for this activity, we receive digital assets in the form of bitcoin. We began digital asset mining at scale in 2018 and in 2020 became one of the largest North American providers of hosting services primarily for third-party mining customers. We had an average hourly operating power demand of approximately 572 MW for the year ended December 31, 2024.

Our Digital Asset Hosted Mining operation segment generates revenue through the sale of electricity-based consumption contracts for our hosting services, which are recurring in nature. Our Digital Asset Hosted Mining operation segment provides a full suite of services to our digital asset mining customers. We provide deployment, monitoring, troubleshooting, optimization and maintenance of our customers' digital asset mining equipment and provide necessary electrical power, repair and other infrastructure services necessary for our customers to operate, maintain and efficiently mine digital assets. We do not expect to further expand our Digital Asset Hosted Mining operations in 2025 and future years.

Our HPC Hosting operation segment generates revenue by providing colocation, cloud and connectivity services to customers in exchange for a fee. Our HPC Hosting operation segment provides colocation, facilities operations, security and other services to third-party HPC customers to support workloads for machine learning and artificial intelligence. As of December 31, 2024, we have operational capacity of approximately 784 MW to support of our existing and planned HPC operations.

Mining Equipment

We own and host specialized computers ("miners") configured for the purpose of validating transactions on multiple digital asset network blockchains (referred to as, "mining"), predominantly the Bitcoin network. Substantially all of the miners we own and host were manufactured by Bitmain Technologies Limited ("Bitmain") and incorporate application-specific integrated circuit ("ASIC") chips specialized to solve blocks on the bitcoin blockchains using the 256-bit secure hashing algorithm ("SHA-256") in return for bitcoin digital asset rewards.

We have entered into and facilitated agreements with vendors to supply mining equipment for our digital asset mining operations. The majority of our purchases are made on multi-month contracts with installment payments due in advance of scheduled deliveries. Delivery schedules have ranged from one month to 12 months. As of December 31, 2023, we had two active purchase agreements with Bitmain. The first agreement was for the acquisition of Antminer S19J XP miners with a combined exahash of 4.1 or 28,400 miners. The second agreement was for the acquisition of Antminer S21 miners with a combined exahash of 2.5 or approximately 12,900 miners. As of December 31, 2024, the Company had received all of the miners and completed all 2024 payments due on miners ordered for deployment this year.

The tables below summarize the total number of self- and hosted miners in operation as of December 31, 2024 and December 31, 2023 (miners in thousands):

	Bitcoin Miners in Operation as of December 31, 2024	
Mining Equipment	Hash rate (EH/s)	Number of Miners
Self-miners	19.1	164.0
Hosted miners	1.0	7.1
Total mining equipment	20.1	171.1

	Bitcoin Miners in Operation as of December 31, 2023	
Mining Equipment	Hash rate (EH/s)	Number of Miners
Self-miners	16.9	158.0
Hosted miners	6.3	51.1
Total mining equipment	23.2	209.1

Summary of Digital Asset Activity

Activity related to our digital asset balances for the years ended December 31, 2024 and 2023, were as follows (in thousands):

	December 31, 2024	**December 31, 2023**
Digital assets, beginning of period	$ 2,284	$ 724
Cumulative effect of ASU 2023-08, adopted January 1, 2024[1]	24	—
Digital assets, beginning of period, as adjusted	2,308	724
Digital asset self-mining revenue, net of receivables[2]	409,560	389,456
Mining proceeds from shared hosting	15,693	17,626
Proceeds from sales of digital assets	(402,461)	(404,686)
Change in fair value of digital assets	(1,052)	—
Gain from sale of digital assets	—	3,886
Impairment of digital assets	—	(4,406)
Payment of board fee	(89)	(316)
Other	(66)	—
Digital assets, end of period	$ 23,893	$ 2,284

[1] Reflects the impact of the Company's adoption of Accounting Standards Update ("ASU") 2023-08, *Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets* ("ASU 2023-08") effective January 1, 2024.

[2] As of December 31, 2024 and December 31, 2023, there was $0.9 million and $1.7 million, respectively, of digital asset receivable included in prepaid expenses and other current assets on the consolidated balance sheets.

Performance Metrics

Hash Rate

Miners perform computational operations in support of digital asset blockchains measured in "hash rate" or "hashes per second." A "hash" is the computation run by mining hardware in support of the blockchain; therefore, a miner's "hash rate" refers to the rate at which it is capable of solving such computations. The equipment originally employed for mining bitcoin used the central processing unit ("CPU") of a computer to mine various forms of digital assets. Due to performance limitations, CPU mining was rapidly replaced by the GPU, which offers significant performance advantages over CPUs. General purpose chipsets like CPUs and GPUs have since been replaced as the standard in the mining industry by ASIC chips such as those found in the miners we and our customers use to mine bitcoin (although they continue to have uses in other industries). These ASIC chips are designed specifically to maximize the rate of hashing operations.

Network Hash Rate

In digital asset mining, hash rate is a measure of the processing speed at which a mining computer operates in its attempt to secure a specific digital asset. A participant in a blockchain network's mining function has a hash rate equivalent to the total of all its miners seeking to mine a specific digital asset. System-wide, the total network hash rate reflects the sum total of all miners seeking to mine each specific type of digital asset. A participant's higher total hash rate relative to the system-wide total hash rate generally results in a corresponding higher success rate in digital asset rewards over time as compared to mining participants with relatively lower total hash rates.

However, as the relative market price for a digital asset, such as bitcoin, increases, more users are incentivized to mine for that digital asset, which increases the network's overall hash rate. As a result, a mining participant must increase its total hash rate in order to maintain its relative possibility of solving a block on the network blockchain. Achieving greater hash rate power by deploying increasingly sophisticated miners in ever greater quantities has become one of the bitcoin mining industry's great sources of competition. Our goal is to deploy a powerful fleet of self- and hosted-miners, while operating as energy-efficiently as possible.

Key Factors Affecting Our Financial Performance

Market Price of Digital Assets

Our Digital Asset Self-Mining segment is heavily dependent on the spot price of bitcoin. The prices of digital assets, specifically bitcoin, have experienced substantial volatility, meaning that high or low prices may have little or no relationship to identifiable market forces, may be subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Bitcoin (as well as other digital assets) may have value based on various factors, including their acceptance as a means of exchange by consumers and others, scarcity, and market demand.

Our financial performance and continued growth depend in large part on our ability to mine for digital assets profitably and to attract customers for our digital asset hosted mining services. Increases in power costs, inability to mine digital assets efficiently and to sell digital assets at favorable prices will reduce our operating margins, impact our ability to attract customers for our services, may harm our growth prospects and could have a material adverse effect on our business, financial condition and results of operations. Over time, we have observed a positive trend in the total market capitalization of digital assets, which suggests increased adoption. However, historical trends are not indicative of future adoption, and it is possible that the adoption of digital assets and blockchain technology may slow, take longer to develop, or never be broadly adopted, which would negatively impact our business and operating results.

Network Hash Rate

Our business is not only impacted by the volatility in digital asset prices, but also by increases in the competition for digital asset production. For bitcoin, this increased competition is described as the network hash rate resulting from the growth in the overall quantity and quality of miners working to solve blocks on the bitcoin blockchain, and the difficulty index associated with the secure hashing algorithm employed in solving the blocks.

Difficulty

The increase in bitcoin's network hash rate results in a regular increase in the cryptographic complexity associated with solving blocks on its blockchain, or its difficulty. Increased difficulty reduces the mining proceeds of the equipment proportionally and eventually requires bitcoin miners to upgrade their mining equipment to remain profitable and compete effectively with other miners. Similarly, a decline in network hash rate results in a decrease in difficulty, increasing mining proceeds.

Transaction Fees

Bitcoin miners receive a transaction fee in the form of a portion of bitcoin for validating transactions on the Bitcoin network. The transaction fee can vary in value over time, with higher fees prioritizing certain transactions over those with lower fees. An increase in Bitcoin network transaction fees increases mining proceeds.

The table below provides a summary of the impact to revenue from the increase or decrease in the market price of bitcoin, difficulty and our hash rate. The impact to revenue in each scenario assumes only one driver increases or decreases and all others are held constant.

	Impact to Revenue	
Driver	Increase in Driver	Decrease in Driver
Market Price of Bitcoin	Favorable	Unfavorable
Core Scientific Hash Rate	Favorable	Unfavorable
Difficulty	Unfavorable	Favorable
Transaction Fees	Favorable	Unfavorable

Halving

Further affecting the industry, and particularly for the bitcoin blockchain, the digital asset reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in digital assets using a proof-of-work consensus algorithm. At a predetermined block, the mining reward is reduced by half, hence the term "halving." A reduction in the number of bitcoins rewarded per block would result in a reduction of revenue to those mining bitcoin, barring any increase in the spot price of bitcoin or decrease in Bitcoin network hash rate or difficulty. Historically, the network hash rate has tended to decline, for a period of time, post-halving as less efficient mining servers become less profitable to operate and their operators discontinue or limit their use.

For bitcoin, our most significant digital asset to which our mining power is devoted, the reward was initially set at 50 bitcoin rewards per block. The bitcoin blockchain has undergone halving four times since its inception, as follows: (1) on November 28, 2012, at block 210,000; (2) on July 9, 2016 at block 420,000; (3) on May 11, 2020 at block 630,000; and (4) on April 19, 2024 at block 840,000, when the reward was reduced to its current level of 3.125 bitcoin per block. The next halving for the bitcoin blockchain is anticipated to occur in 2028 at block 1,050,000. This process will repeat until the total amount of bitcoin rewards issued reaches 21 million and the theoretical supply of new bitcoin is exhausted, which is expected to occur around the year 2140. Many factors influence the price of bitcoin and the other digital assets we may mine for, and potential increases or decreases in prices in advance of or following a future halving are unknown.

Business Mix Shift to HPC

The planned growth of our HPC data center hosting operations business, through increased investment in conversion of several of our bitcoin mining sites to HPC data center hosting sites over the next several years, should gradually reduce our overall exposure to volatility in the spot price of bitcoin as HPC begins to account for a comparatively larger percentage of our financial results. The HPC data center hosting business is characterized by implementation of long-term contracts with customers spanning several years with terms and conditions outlining and resulting in stable, predictable revenue and cash flows over each period.

Electricity Costs

Electricity cost is the major operating cost for the mining fleet, as well as for the hosting services provided to customers and related parties. The cost and availability of electricity are affected primarily by changes in seasonal demand, with peak demand during the summer months driving higher costs and increased curtailments to support grid operators. Severe winter weather can increase the cost of electricity and the frequency of curtailments when it results in damage to power transmission infrastructure that reduces the grid's ability to deliver power. Geopolitical and macroeconomic factors, such as overseas military or economic conflict between states, can adversely affect electricity costs by raising the cost of power generation inputs such as natural gas. Other events out of our control can also impact electricity costs and availability. In certain power markets, financial hedging can be employed to protect buyers from the financial impact of significant increases in power prices.

Equipment Costs

Increases in the market value of digital assets increases the demand for new miners, which can result in a scarcity in the supply of, and increases in the price of, those miners. Declines in the market value of digital assets can result in excess supply of miners and a general decline in their prices. As a result, the cost of new miners can be unpredictable and could be significantly different than our historical cost for new miners.

Our Competition and Customers

In addition to factors underlying our mining business growth and profitability, the success of our HPC hosting business greatly depends on our ability to retain and develop opportunities with our existing customers, secure additional infrastructure and attract new customers.

Our business environment is constantly evolving. However, digital asset mining is now dominated by large-scale, industrial miners operating large dedicated facilities around the world, including sovereign nation states with vast resources who mine directly or support mining operations through their sovereign wealth funds, all of whom compete to solve new blocks, acquire new and used miners, and purchase and consume energy and supplies to build mining facilities. We face significant competition in every aspect of our business, including, but not limited to, the acquisition of new miners, the ability to raise capital, obtaining low-cost electricity, obtaining access to sites with reliable sources of high power, and evaluating new technology developments in the industry.

Presently, the information concerning the activities of digital asset miners may not be readily available as most of the participants in this sector do not publish information publicly, or the information may be unreliable. Published sources of information include "bitcoin.org" and "blockchain.info;" however, the reliability of that information and its continued availability cannot be assured.

Based on available data, we believe that an increase in the scale and sophistication of competition in the digital asset mining industry has continued to increase network hash rate, with new entrants and existing competitors increasing the number of miners mining for bitcoin.

Despite this trend, we believe we have continued to maintain a competitive hash rate capacity among both public and private bitcoin miners. However, remaining competitive in our evolving industry, both against new entrants into the market and existing competitors, will require the expansion of our existing miner fleet by purchasing new and available used miners, as well as innovating to develop and implement new technologies and mining solutions.

In HPC hosting, we compete with other providers of high-power data center capacity, such as major data center real estate investment trusts ("REITs"), developers of data centers, hyperscalers and bitcoin miners with capacity suitable for HPC hosting. This competition focuses primarily on the identification and acquisition of new, high-power sites, but also includes competition for the capital required to build or modify existing sites to support HPC hosting. Additionally, the modification of some of our data centers to accommodate HPC hosting involves the procurement of critical equipment, technologies and skilled labor, which are in high demand from other entities seeking to address the same market opportunity, thereby putting us into competition with many other organizations for those resources.

We believe that because of our operational high-power data center capacity and the experience, knowledge, capabilities and relationships of our data center development and operations team, we are uniquely qualified to address the current strong demand for high-power data center capacity to support HPC applications successfully.

Differentiation, Innovation and Expansion of Our Platform

Our investments in research and development drive differentiation of our service offerings, core technology innovation and our ability to bring new products to market.

We believe that we differentiate ourselves by offering premium products and services, including our ability to manage our power sourcing and construct proprietary, passively-cooled digital asset mining data centers at scale. Our operational digital asset mining facilities lever our specialized design and construction proficiency by employing high-density, low-cost engineering and power designs. Our proprietary thermodynamic solution manages heat and airflow to deliver best-in-class uptime and, ultimately, increases mining rewards to us and to our hosted mining customers. We design our facilities to maximize both the efficiency and lifespan of our mining equipment. We have developed expertise in the installation, operation, optimization and repair of digital mining equipment. We continue to refine and develop our data center design and technology solutions to optimize our operations with the knowledge gained from our considerable digital asset mining experience, including optimizing the location of miners in our data centers to increase profitability. Our approach to data center design enables us to deliver efficiency at scale.

We believe we possess unique knowledge of data center design principles and systems integration architectures, as well as extensive experience designing, constructing and operating data centers that differentiates and informs our plans for modifying digital asset mining data centers to support HPC hosting, and for developing new data centers designed to support future high-value computing requirements. This knowledge includes designs for higher rack energy densities than currently offered in the legacy data center market to satisfy emerging requirements for advanced technologies supporting emerging workloads such as artificial intelligence.

We develop proprietary hardware and software solutions that support our current operations and represent potential future growth opportunities. We intend to continue to invest judiciously in research and development activities to extend our platform management and software solutions in order to manage our infrastructure and mining fleet more efficiently and productively.

Regulation

Due to the relatively short history of digital assets, and their emergence as a new asset class, government regulation of blockchain and digital assets is constantly evolving, with increased interest expressed by U.S. and internal regulators. In October 2020, the Cyber-Digital Task Force of the U.S. Department of Justice published a report entitled "Cryptocurrency: An Enforcement Framework" that detailed the Department's view with respect to digital assets and the tools at the Department's disposal to deal with threats posed by digital assets. In February 2021, representatives of the government of Inner Mongolia, China announced plans to ban digital asset mining within the province due to the energy and rare earth mineral demands of the industry. In March 2021, the nominee for Chair of the SEC expressed the need for investor protection along with promotion of innovation in the digital asset space. In March 2022, former President Biden signed an Executive Order outlining an "whole-of-government" approach to addressing the risks and harnessing the potential benefits of digital assets and its underlying technology. The executive order lays out a national policy for digital assets over six highlighted priorities. In January 2023, the U.S. House of Representatives created a new congressional subcommittee focused on digital assets, the Subcommittee of Digital Assets, Financial Technology and Inclusion, operating under the House Financial Services Committee. Most recently, in January 2025, the Acting SEC Chairman announced the launch of a crypto task force dedicated to developing a comprehensive and clear regulatory framework for crypto assets, in contrast to the SEC's prior reliance on enforcement actions to regulate cryptocurrencies. The extent and content of any forthcoming laws and regulations are not yet ascertainable with certainty, and they may not be ascertainable in the near future.

In addition to the activities of the United States federal government and its various agencies and regulatory bodies, government regulation of blockchain and digital assets is also under active consideration by similar entities in other countries and transnational organizations, such as the European Union. State and local regulations within the United States also may apply to our activities and other activities in which we may participate in the future. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in blockchain or digital asset businesses. For instance, the SEC has taken an active role in regulating the use of public offerings of proprietary coins (so-called "initial coin offerings") and has made statements and official promulgations as to the status of certain digital assets as "securities" subject to regulation by the SEC.

Key Business Operating Metrics and Non-GAAP Financial Measures

In addition to our financial results, we use the following business operating metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions. For a definition of these key business operating metrics, see the sections titled "Self-Mining Hash Rate," and "Cost of Self-Mining One Bitcoin and Hash Cost," (below), and for non-GAAP financial measures, see the section titled "Adjusted EBITDA" (below).

	December 31,		
	2024	2023	2022
Self-Mining Hash rate (Exahash per second)	19.1	16.9	15.7
Adjusted EBITDA (in millions)	$ 157.4	$ 169.5	$ (11.6)

	Year Ended December 31,		
	2024	2023	2022
Cash Costs per Bitcoin			
Power cost per bitcoin self-mined	$ 24,375	$ 12,464	$ 10,545
Operational costs per bitcoin self-mined[1]	6,012	2,443	1,736
Total cost to self-mine one bitcoin[2]	$ 30,387	$ 14,907	$ 12,281
Cash-Based Hash Cost[3]			
Power cost per terahash	$ 0.025	$ 0.033	$ 0.044
Operational costs per terahash[1]	0.006	0.006	0.007
Total cash-based hash cost[3]	$ 0.031	$ 0.039	$ 0.051

[1] Includes personnel and related costs, software, telecommunications, security, etc. Amount excludes stock-based compensation and depreciation.

[2] Represents our direct cash costs of power and operational costs based on our self-mining/hosting mix divided by total bitcoin self-mined during the periods presented.

[3] Represents the cash expense of power and facilities operation cost divided by our self-mining fleet hash rate, in terahash.

Self-Mining Hash Rate

We operate mining hardware which performs computational operations in support of the blockchain measured in "hash rate" or "hashes per second." A "hash" is the computation run by mining hardware in support of the blockchain; therefore, a miner's "hash rate" refers to the rate at which the hardware is capable of solving such computations. Our hash rate represents the hash rate of our miner fleet, which drives the digital asset rewards that will be earned by our fleet. We calculate and report our hash rate in exahash per second ("EH/s"). One exahash equals one quintillion hashes per second.

We measure the hash rate produced by our mining fleet through our management software Minder™, which consolidates the reported hash rate from each miner. The method by which we measure our hash rate may differ from how other operators present such a measure.

Generally, miners with a greater hash rate relative to the global Bitcoin network hash rate at a given time will over time, have a greater chance of earning a bitcoin, as compared to miners with relatively lower total hash rates. Further, with the increase in demand for bitcoin contributing to an increase in computational resources for digital asset mining, the global network hash rate has increased, and we expect it to continue to increase. As such, our self-mining hash rate provides useful information to investors because it demonstrates our capacity, and our competitive advantage, for mining bitcoin, which contributes to our digital asset self-mining revenue. Management uses our self-mining hash rate to monitor our performance and competitive advantage in mining bitcoin as global competition also increases.

Our self-mining hash rate was 19.1 EH/s and 16.9 EH/s as of December 31, 2024 and 2023, respectively representing a 13% increase year over year.

Our combined self-mining and customer and related party hosting hash rate decreased 13%, to 20.1 EH/s as of December 31, 2024, from 23.2 EH/s as of December 31, 2023.

Cost of Self-Mining One Bitcoin and Hash Cost

Our profitability with respect to self-mining is heavily dependent upon our cost to mine a bitcoin, calculated during a particular period as the actual cash expense for power and other mining facility operations cash expenditures attributable to bitcoin self-mined, divided by the total bitcoin self-mined during the period presented. Our cost efficiency with respect to solving computations on the Bitcoin network to mine bitcoin is reflected in our cash-based hash cost, which is calculated as the actual cash expense for power and other mining facility operations cash expenditures attributable to bitcoin self-mined, divided by our self-mining hash rate, in terahash. The Company excludes stock-based compensation and depreciation from calculations of these operating metrics.

Cash Costs per Bitcoin and Cash-Based Hash Cost are key business operating metrics. The cost of self-mining one bitcoin metric provides useful information to investors as it demonstrates our capacity to profitably mine bitcoin when comparing it to the price of bitcoin, particularly given volatility in energy prices as well as in the price of bitcoin. Management uses this metric to monitor both our cost efficiency in mining bitcoin as compared to our past performance and the performance of competitors, as well as our continued ability to profitably mine bitcoin. Similarly, the hash cost provides useful information to investors as it demonstrates our cost efficiency in solving computations on the Bitcoin network to mine bitcoin. Management uses this information to monitor our cost efficiency in mining bitcoin as compared to our past performance and the performance of our competitors.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure defined as our net loss, adjusted to eliminate the effect of (i) interest income, interest expense, and other income (expense), net; (ii) provision for income taxes; (iii) depreciation and amortization; (iv) stock-based compensation expense; (v) Reorganization items, net; (vi) unrealized fair value adjustment on energy derivatives; (vii) change in fair value of warrant and contingent value rights; (viii) HPC organizational startup costs which are not reflective of the ongoing costs incurred after startup, (ix) post-emergence bankruptcy advisory costs incurred related to reorganization which are not reflective of the ongoing costs incurred in post-emergence operations, and (x) certain additional non-cash items that do not reflect the performance of our ongoing business operations. For additional information, including the reconciliation of net loss to Adjusted EBITDA, please refer to the table below. We believe Adjusted EBITDA is an important measure because it allows management, investors, and our Board of Directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making the adjustments described above. In addition, it provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business, as it removes the effect of net interest expense, taxes, certain non-cash items, variable charges and timing differences. Moreover, we have included Adjusted EBITDA in this Annual Report on Form 10-K because it is a key measurement used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic and financial planning.

The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature or because the amount and timing of these items are not related to the current results of our core business operations which renders evaluation of our current performance, comparisons of performance between periods and comparisons of our current performance with our competitors less meaningful. However, you should be aware that when evaluating Adjusted EBITDA, we may incur future expenses similar to those excluded when calculating this measure. Our presentation of this measure should not be construed as an inference that its future results will be unaffected by unusual items. Further, this non-GAAP financial measure should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). We compensate for these limitations by relying primarily on GAAP results and using Adjusted EBITDA on a supplemental basis. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies because not all companies calculate this measure in the same fashion. You should review the reconciliation of net loss to Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of net loss to Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022, (in thousands):

	Year Ended December 31,		
	2024	**2023**[1]	**2022**[1]
Adjusted EBITDA			
Net loss	$ (1,315,005)	$ (246,487)	$ (2,146,318)
Adjustments:			
Interest expense, net	37,070	86,238	96,826
Income tax expense (benefit)	859	683	(17,091)
Depreciation and amortization	113,205	96,003	225,259
Stock-based compensation expense	51,924	58,892	182,894
Unrealized fair value adjustment on energy derivatives	(2,262)	2,262	—
Impairment of goodwill and other intangibles	—	—	1,059,265
Impairment of property, plant and equipment	—	—	590,673
Losses on exchange or disposal of property, plant and equipment	4,210	1,956	28,025
Gain on sale of intangible assets	—	—	(5,904)
Loss (gain) on debt extinguishment	487	(20,065)	287
Cash restructuring charges	—	—	1,320
Fair value adjustment on acquired vendor liability	—	—	9,498
Equity line of credit expenses	—	—	1,668
HPC organizational startup costs	4,611	—	—
Post-emergence bankruptcy advisory costs	4,822	—	—
Change in fair value of convertible notes	—	—	186,853
Fair value adjustment on derivative warrant liabilities	—	—	(37,937)
Reorganization items, net	(111,439)	191,122	(197,405)
Change in fair value of warrants and contingent value rights	1,369,157	—	—
Other non-operating expenses (income), net	(325)	(2,530)	5,232
Other	123	1,474	5,276
Adjusted EBITDA	$ 157,437	$ 169,548	$ (11,579)

[1] Certain prior year amounts have been omitted for consistency with the current year presentation.

Components of Results of Operations

Revenue

Our revenue consists primarily of digital asset self-mining income, and fees from our digital asset hosting and HPC hosting operations. The Company's HPC and cloud compute operations began during the second quarter of 2024.

- **Digital asset self-mining revenue.** We operate a digital asset self-mining operation using specialized computers equipped with ASIC chips (known as "miners") to solve complex cryptographic algorithms in support of the bitcoin blockchain (in a process known as "solving a block") in exchange for digital asset rewards (primarily bitcoin). The Company participates in "mining pools" organized by "mining pool operators" in which we share our mining power (known as "hash rate") with the hash rate generated by other miners participating in the pool to earn digital asset rewards. The mining pool operator provides a service that coordinates the computing power of the independent mining enterprises participating in the mining pool. The pool uses software that coordinates the pool members' mining power, identifies new block rewards, records how much hash rate each participant contributes to the pool, and assigns digital asset rewards earned by the pool among its participants in proportion to the hash rate each participant contributed to the pool in connection with solving a block. Revenues from digital asset self-mining are impacted by volatility in bitcoin prices, as well as increases in the bitcoin blockchain's network hash rate resulting from the growth in the overall quantity and quality of miners working to solve blocks on the bitcoin blockchain and the difficulty index associated with the secure hashing algorithm employed in solving the blocks.

- **Digital asset hosted mining revenue from customers and related parties.** Digital asset hosted mining revenue from customers and related parties is based on electricity-based consumption contracts with our customers and related parties. Most contracts are renewable, and our customers are generally billed on a fixed and recurring basis each month for the duration of their contract, which vary from one to three years in length. During the second quarter of 2023, we initiated our first new digital asset hosted mining customer contracts based on proceed sharing. Under these new contracts, customers pay for the cost of digital asset hosting and infrastructure, and we share the proceeds that are generated.

- **HPC hosting revenue.** HPC hosting revenue is generated by licensing data center space and related services to licensees at our Austin, Texas data center. These licensing agreements and orders include lease components, nonlease components (such as power delivery, physical security, maintenance and other billable expenses), as well as noncomponent elements such as taxes. Under these contracts, customers pay fixed payments (based on electric capacity) and variable payments on a recurring basis. HPC hosting power fees are passed through to the customer without markup and are included on a gross basis in HPC hosting revenue.

Cost of revenue

The Company's cost of digital asset self-mining and digital asset hosted mining services, primarily consist of electricity costs, salaries, stock-based compensation, depreciation of property, plant and equipment used to perform mining operations and hosting services and other related costs. Cost of HPC hosting services relate to our Austin, Texas data center, and primarily consists of facility operations expense, which includes maintenance and lease expense, power fees, payroll and benefits expense and stock-based compensation expense. HPC hosting power fees are passed through to the customer without markup and are included on a gross basis in Cost of HPC hosting services.

Change in fair value of digital assets

The Company adopted ASU 2023-08 effective January 1, 2024. Under ASU 2023-08, the Company measures digital assets at fair value with the changes in fair value during the reporting period recognized in change in fair value of digital assets. Recognition of digital asset results prior to adoption are described below.

Gain from sale of digital assets

Prior to the adoption of ASU 2023-08 effective January 1, 2024, gain from sale of digital assets consisted of the excess of sales proceeds over the carrying value of the digital assets at the time of sale. Gains were recognized as they were realized upon sale(s).

Impairment of digital assets

Prior to the adoption of ASU 2023-08 effective January 1, 2024, impairment losses were recognized in the period in which the impairment was identified. The impaired digital assets were written down to their fair value at the time of impairment and the new carrying value would not be adjusted upward for any subsequent increase in fair value until sale.

Change in fair value of energy derivatives

The Change in fair value of energy derivatives represents changes in the fair value of the derivative liability related to the energy forward purchase contract described in more detail in "Energy Forward Purchase Contract" in Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements in Item 8 of Part II of our Annual Report on Form 10-K.

Losses on exchange or disposal of property, plant and equipment

Losses on exchange or disposal of property, plant and equipment are measured as the differences between the carrying value of the property, plant and equipment disposed of and fair value of the consideration received upon disposal.

Operating expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Each is outlined in more detail below.

- **Research and development.** We invest in research and development to enhance the efficiency and effectiveness of our mining operations and hosting services and to support our efforts to capture business opportunities in adjacent high-value computing markets. Research and development costs include compensation and benefits, stock-based compensation, other personnel related costs and professional fees.

- **Sales and marketing.** Sales and marketing expenses consist of marketing expenses, trade shows and events, professional fees, compensation and benefits, stock-based compensation and other personnel-related costs.

- **General and administrative.** General and administrative expenses include compensation, benefits, other personnel-related expenses for employees who are not part of our operating sites, research, development, sales, or marketing functions. Also included are stock-based compensation, rent, HPC organizational and site startup costs, post-emergence bankruptcy advisor fees related to the reorganization, professional fees, business insurance, auditor fees, bad debt, amortization of intangibles, franchise taxes, and bank fees. HPC organizational startup costs were primarily consulting costs that were specifically incurred preparing for and entering into the HPC hosting business, and are not expected to be incurred in the ongoing operations of the HPC hosting business. HPC site startup costs are noncapitalizable costs associated with the administration of converting and building of future HPC hosting operating sites, and include compensation and other personnel-related expenses, including stock-based compensation. Similar costs will be incurred in the future operations of the HPC hosting sites.

Non-operating expenses (income), net:

Non-operating expenses (income), net includes loss (gain) on debt extinguishment, interest expense, net, reorganization items, net, fair value adjustments of convertible notes, warrants and contingent value rights, and other non-operating (income) expenses, net. Reorganization items, net consists of costs directly associated with the reorganization during the bankruptcy period, including professional fees (including reimbursed third-party professional fees) and other bankruptcy related costs, negotiated settlements, satisfaction of allowed claims, and debtor-in-possession finance fees.

Income tax expense

Income tax expense consists of U.S. federal and state income taxes. We maintain a full valuation allowance against our U.S. federal and state net deferred tax assets as realization of deferred tax assets is dependent upon the generation of future taxable income, the timing and amount of which are uncertain and therefore have concluded it is not more likely than not that we will realize our net deferred tax assets.

Income tax expense consists of federal and state tax expense on our operating activity, and changes to our deferred tax asset and deferred tax liability.

Deferred income tax expense consists of income taxes recorded using the asset and liability method. Under this method, deferred tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial reporting and tax bases of existing assets and liabilities. These differences are measured using the enacted tax rates that are expected to be in effect when these differences are anticipated to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management believes it is not more likely than not to be realized.

Results of Operations for the Year Ended December 31, 2024 and 2023

The following table sets forth our selected Consolidated Statements of Operations for each of the periods indicated (in thousands).

| | Year Ended December 31, | | $ Change |
	2024	2023	
Revenue:			
Digital asset self-mining revenue	$ 408,740	$ 390,333	$ 18,407
Digital asset hosted mining revenue from customers	77,554	102,005	(24,451)
Digital asset hosted mining revenue from related parties	—	10,062	(10,062)
HPC hosting revenue	24,378	—	24,378
Total revenue	510,672	502,400	8,272
Cost of revenue:			
Cost of digital asset self-mining	314,335	291,696	22,639
Cost of digital asset hosted mining services	53,558	87,245	(33,687)
Cost of HPC hosting services	21,709	—	21,709
Total cost of revenue	389,602	378,941	10,661
Gross profit	121,070	123,459	(2,389)
Change in fair value of digital assets	(1,052)	—	(1,052)
Gain from sale of digital assets	—	3,893	(3,893)
Impairment of digital assets	—	(4,406)	4,406
Change in fair value of energy derivatives	(2,757)	(3,918)	1,161
Loss on disposal of property, plant and equipment	(4,210)	(1,956)	(2,254)
Operating expenses:			
Research and development	11,830	7,184	4,646
Sales and marketing	9,969	7,019	2,950
General and administrative	110,448	93,908	16,540
Total operating expenses	132,247	108,111	24,136
Operating (loss) income	(19,196)	8,961	(28,157)
Non-operating expenses (income), net:			
Loss (gain) on debt extinguishment	487	(20,065)	20,552
Interest expense, net	37,070	86,238	(49,168)
Reorganization items, net	(111,439)	191,122	(302,561)
Change in fair value of warrants and contingent value rights	1,369,157	—	1,369,157
Other non-operating income, net	(325)	(2,530)	2,205
Total non-operating expenses, net	1,294,950	254,765	1,040,185
Loss before income taxes	(1,314,146)	(245,804)	(1,068,342)
Income tax expense	859	683	176
Net loss	$ (1,315,005)	$ (246,487)	$ (1,068,518)

Revenue

	Year Ended December 31,					
	2024		**2023**		**$ Change**	
Revenue:						
Digital asset self-mining revenue	$	408,740	$	390,333	$	18,407
Digital asset hosted mining revenue from customers		77,554		102,005		(24,451)
Digital asset hosted mining revenue from related parties		—		10,062		(10,062)
HPC hosting revenue		24,378		—		24,378
Total revenue	$	510,672	$	502,400	$	8,272
Percentage of total revenue:						
Digital asset self-mining revenue		80 %		78 %		
Digital asset hosted mining revenue from customers		15 %		20 %		
Digital asset hosted mining revenue from related parties		— %		2 %		
HPC hosting revenue		5 %		— %		
Total revenue		100 %		100 %		

Total revenue increased by $8.3 million or 2%, to $510.7 million for the year ended December 31, 2024, from $502.4 million for the year ended December 31, 2023, as a result of the factors described below.

Digital asset self-mining revenue increased by $18.4 million or 5%, to $408.7 million for the year ended December 31, 2024, from $390.3 million for the year ended December 31, 2023. The year over year increase in self-mining revenue was driven primarily by:

- a 128% increase in the average price of bitcoin to $65,894 for the year ended December 31, 2024, compared to $28,859 for the year ended December 31, 2023;

- a 13% increase in self-mining hash rate to 19.1 EH/s for the year ended December 31, 2024, from 16.9 EH/s for the same period in the prior year;

- an approximate net increase of 6,000 mining units deployed; and

- and an increase in our average self-mining hash rate fleet mix and efficiency to 25.1 joules per terahash.

This increase in self-mining revenue was partially offset by:

- a 52% decrease in bitcoin mined to 6,595 for the year ended December 31, 2024, compared to 13,762 for the year ended December 31, 2023, driven primarily by:
  - a 50% decrease in block rewards as a result of the April 2024 halving;
  - the operational shift from digital asset self-mining to HPC hosting; and
  - a 66% increase in the twelve-month average network hash rate over prior year.

Total digital asset hosted mining revenue from customers decreased by $24.5 million or 24%, to $77.6 million for the year ended December 31, 2024, from $102.0 million for the year ended December 31, 2023. The decrease in hosted mining revenue from customers was primarily driven by the termination of contracts with several customers since 2023, due primarily to our shift to HPC hosting.

Total digital asset hosted mining revenue from related parties was nil for the year ended December 31, 2024, compared to $10.1 million for the year ended December 31, 2023. There were no related-party transactions during the year ended December 31, 2024.

Total HPC hosting revenue was $24.4 million for the year ended December 31, 2024, compared to nil for the same period in the prior year due to the initiation of HPC hosting operations at our Austin, Texas data center during the quarter ended June 30, 2024.

Cost of revenue

| | Year Ended December 31, | | $ Change |
	2024	2023	
Cost of revenue	$ 389,602	$ 378,941	$ 10,661
Gross profit	121,070	123,459	(2,389)
Gross margin	24 %	25 %	

Cost of revenue increased by $10.7 million or 3%, to $389.6 million for the year ended December 31, 2024, from $378.9 million for the year ended December 31, 2023. As a percentage of total revenue, cost of revenue totaled 76% and 75% for the year ended December 31, 2024 and 2023, respectively. The increase in cost of revenue was primarily attributable to:

- a $21.7 million increase in HPC hosting costs, primarily rent and power incurred during the current fiscal year with no comparable activity for the same period in fiscal 2023;

- a $16.7 million increase in depreciation expense driven by the increase in the number of miners in service;

- a $5.9 million increase in payroll and benefits is due to increases in bonuses and salaries driven primarily by an increase in employee headcount; and

- a $1.9 million increase in stock-based compensation expense; partially offset by

- a $32.0 million decrease in power costs from lower rates and usage and $3.3 million lower facility operations expense.

Change in fair value of digital assets

| | Year Ended December 31, | | $ Change |
	2024	2023	
Change in fair value of digital assets	$ (1,052)	$ —	$ (1,052)
Percentage of total revenue	— %	— %	

Change in fair value of digital assets was $1.1 million for the year ended December 31, 2024, and reflects the Company's adoption of ASU 2023-08 effective January 1, 2024.

Gain from sale of digital assets

| | Year Ended December 31, | | $ Change |
	2024	2023	
Gain from sale of digital assets	$ —	$ 3,893	$ (3,893)
Percentage of total revenue	— %	1 %	

Gain from sale of digital assets was nil for the year ended December 31, 2024, compared to a gain of $3.9 million for the year ended December 31, 2023. There are no gains from sale of digital assets recorded in fiscal 2024 due to the Company's adoption of ASU 2023-08 effective January 1, 2024. For the year ended December 31, 2023, the carrying value of our digital assets sold was $400.8 million and the sales price was $404.7 million.

Impairment of digital assets

| | Year Ended December 31, | | $ Change |
	2024	2023	
Impairment of digital assets	$ —	$ (4,406)	$ 4,406
Percentage of total revenue	— %	(1)%	

Impairment of digital assets was nil for the year ended December 31, 2024, compared to $4.4 million for the year ended December 31, 2023. Upon the Company's adoption of ASU 2023-08 effective January 1, 2024, the Company measures digital assets at fair value each reporting period with changes in fair value recognized in net income. Prior to the adoption of ASU 2023-08, impairment existed when the carrying amount exceeded its fair value. Impairment was measured using quoted prices of the digital asset at the time its fair value was being assessed. Quoted prices, including intraday low prices, were collected and utilized in impairment testing and measurement on a daily basis. If the then current carrying value of a digital asset exceeded the fair value so determined, an impairment loss occurred with respect to those digital assets in the amount equal to the difference between their carrying value and the price determined. The carrying value of our digital assets amounted to $23.9 million as of December 31, 2024, and $2.3 million as of December 31, 2023.

Change in fair value of energy derivatives

| | Year Ended December 31, | | $ Change |
	2024	2023	
Change in fair value of energy derivatives	$ (2,757)	$ (3,918)	$ 1,161
Percentage of total revenue	(1)%	(1)%	

Change in fair value of energy derivatives, which is related to the change in fair value of the derivative liability of the energy forward purchase contract entered into in October 2023, was $2.8 million for the year ended December 31, 2024, compared to $3.9 million for the year ended December 31, 2023.

Losses on exchange or disposal of property, plant and equipment

| | Year Ended December 31, | | $ Change |
	2024	2023	
Losses on exchange or disposal of property, plant and equipment	$ (4,210)	$ (1,956)	$ (2,254)
Percentage of total revenue	(1)%	— %	

Losses on exchange or disposal of property, plant and equipment increased by $2.3 million to $4.2 million for the year ended December 31, 2024, from $2.0 million for the year ended December 31, 2023. This loss was due to the disposal of mining equipment.

Operating Expenses

	Year Ended December 31,						
	2024		**2023**		**$ Change**	
Operating expenses:							
Research and development	$	11,830	$	7,184	$	4,646
Sales and marketing		9,969		7,019		2,950
General and administrative		110,448		93,908		16,540
Total operating expenses	$	132,247	$	108,111	$	24,136
Percentage of total revenue		26 %		22 %		

Total operating expenses increased $24.1 million or 22%, to $132.2 million for the year ended December 31, 2024, from $108.1 million for the year ended December 31, 2023.

Research and development expenses increased by $4.6 million or 65%, to $11.8 million for the year ended December 31, 2024, from $7.2 million for the year ended December 31, 2023. The increase was driven by a $3.1 million increase in payroll and benefits expense due to increases in bonuses and salaries driven primarily by an increase in employee headcount, and a $1.5 million increase in stock-based compensation expense.

Sales and marketing expenses increased by $3.0 million to $10.0 million for the year ended December 31, 2024, from $7.0 million for the year ended December 31, 2023. The increase was driven primarily by:

- a $1.1 million increase in advertising and marketing expenses;

- a $0.9 million increase in stock-based compensation expense;

- a $0.5 million increase in payroll and benefits expense due to increases in bonuses and salaries driven primarily by an increase in employee headcount; and

- a $0.4 million increase in travel and training expense.

General and administrative expenses increased by $16.5 million or 18%, to $110.4 million for the year ended December 31, 2024, from $93.9 million for the year ended December 31, 2023. The increase was primarily driven by:

- an $18.2 million increase in payroll and benefits expense due to increases in bonuses and salaries driven primarily by an increase in employee headcount to support our transition to HPC operations;

- a $5.0 million increase in professional fees;

- a $4.8 million in post-emergence bankruptcy advisor fees;

- a $0.9 million increase in property tax;

- a $0.9 million increase in advertising and marketing; and

- a $0.7 million increase in software subscriptions.

This increase in general and administrative expenses was partially offset by:

- $12.3 million lower stock-based compensation primarily due to cancellation and forfeitures of equity-based awards during the year ended December 31, 2024, and also due to no new equity awards granted during fiscal 2023; and

- a $2.2 million decrease in other operating expense primarily driven by decreased business insurance expense.

For the year ended December 31, 2024, $9.1 million of general and administrative expenses are classified as HPC site startup costs. These costs are primarily payroll, benefits, and stock-based compensation for activities related to the startup of our HPC sites that have transitioned from digital asset site operations and administration.

Non-operating expenses (income), net

	Year Ended December 31,		$ Change
	2024	**2023**	
Non-operating expenses (income), net:			
Loss (gain) on debt extinguishment	$ 487	$ (20,065)	$ 20,552
Interest expense, net	37,070	86,238	(49,168)
Change in fair value of warrants and contingent value rights	1,369,157	—	1,369,157
Reorganization items, net	(111,439)	191,122	(302,561)
Other non-operating income, net	(325)	(2,530)	2,205
Total non-operating expenses, net	$ 1,294,950	$ 254,765	$ 1,040,185

Total non-operating expenses, net increased by $1.04 billion, to $1.29 billion for the year ended December 31, 2024, from total non-operating expenses, net of $254.8 million for the year ended December 31, 2023. The increase in total non-operating expenses, net was primarily driven by:

- the Company's entry into a warrant agreement and Convertible Value Rights Agreement pursuant to the Plan of Reorganization. During the year ended December 31, 2024, we incurred a $1.37 billion Change in fair value of warrant and contingent value rights due to the increase in the price of the underlying instruments driven by the increase in the Company's stock price to $14.05 per share as of December 31, 2024, from $3.44 per share as of the Effective Date. The increase in stock price resulted in a $1.45 billion increase in the fair value of the warrant liabilities during the year ended December 31, 2024, partially offset by a $82.1 million decrease in fair value of contingent value rights; and

- a $20.1 million Gain on extinguishment of debt recognized during the same period in the prior year.

This increase was partially offset by:

- a $302.6 million decrease in Reorganization items, net related to a $238.4 million gain associated with the satisfaction of allowed claims, a $70.7 million decrease in professional fees and other bankruptcy costs, and a $24.5 million decrease in debtor-in-possession financing costs, partially offset by a $18.2 million increase in negotiated settlements and a $12.8 million increase in reimbursed claimant professional fees; and

- a $49.2 million decrease in Interest expense, net resulting from lower average debt balances during the year ended December 31, 2024.

Income tax expense

	Year Ended December 31,		$ Change
	2024	**2023**	
Income tax expense	$ 859	$ 683	$ 176
Percentage of total revenue	— %	— %	

Income tax expense consists of U.S. federal, state and local income taxes. For the years ended December 31, 2024 and 2023, our income tax expense was $0.9 million and $0.7 million, respectively. The Company's effective tax rate for the year ended December 31, 2024, was lower than the federal statutory rate of 21% primarily due to a valuation allowance on the Company's deferred tax assets and certain non-deductible expenses.

Segment Total Revenue and Gross Profit

The following table presents total revenue and gross profit by reportable segment for the periods presented (in thousands):

		Year Ended December 31,					
		2024		2023		$ Change	
Digital Asset Self-Mining Segment							
Digital asset self-mining revenue	$	408,740	$	390,333	$	18,407	
Cost of digital asset self-mining:							
Power fees		160,833		165,848		(5,015)	
Depreciation expense		108,499		88,628		19,871	
Employee compensation		26,129		16,853		9,276	
Facility operations expense		13,274		14,055		(781)	
Other segment items		5,600		6,312		(712)	
Total cost of digital asset self-mining		314,335		291,696		22,639	
Digital Asset Self-Mining gross profit	$	94,405	$	98,637	$	(4,232)	
Digital Asset Self-Mining gross margin		23 %		25 %		(2)%	
Digital Asset Hosted Mining Segment							
Digital asset hosted mining revenue from customers	$	77,554	$	112,067	$	(34,513)	
Cost of digital asset hosted mining services:						—	
Power fees		35,408		62,366		(26,958)	
Depreciation expense		3,604		6,806		(3,202)	
Employee compensation		4,933		6,337		(1,404)	
Facility operations expense		2,765		5,285		(2,520)	
Other segment items		6,848		6,451		397	
Total cost of digital asset hosted mining services		53,558		87,245		(33,687)	
Digital Asset Hosted Mining gross profit	$	23,996	$	24,822	$	(826)	
Digital Asset Hosted Mining gross margin		31 %		22 %		9 %	
HPC Hosting Segment							
HPC hosting revenue:							
License fees	$	17,498	$	—	$	17,498	
Maintenance and other		73		—		73	
Licensing revenue		17,571		—		17,571	
Power fees passed through to customer		6,807		—		6,807	
Total HPC hosting revenue		24,378		—		24,378	
Cost of HPC hosting services:							
Depreciation expense		3		—		3	
Employee compensation		2,514		—		2,514	
Facility operations expense		11,907		—		11,907	
Other segment items		478		—		478	
Cost of licensing revenue		14,902		—		14,902	
Power fees passed through to customer		6,807		—		6,807	
Total cost of HPC hosting services		21,709		—		21,709	
HPC Hosting gross profit	$	2,669	$	—	$	2,669	
HPC Hosting licensing gross margin		15 %		— %		15 %	
HPC Hosting gross margin		11 %		— %		11 %	
Consolidated							
Consolidated total revenue	$	510,672	$	502,400	$	8,272	
Consolidated cost of revenue	$	389,602	$	378,941	$	10,661	
Consolidated gross profit	$	121,070	$	123,459	$	(2,389)	
Consolidated gross margin		24 %		25 %		(1)%	

Digital Asset Self-Mining

For the year ended December 31, 2024, gross profit in the Digital Asset Self-Mining segment decreased by $4.2 million compared to the year ended December 31, 2023, reflecting a Digital Asset Self-Mining segment gross margin of 23% for the year ended December 31, 2024, compared to 25% for the year ended December 31, 2023. The decrease in the Digital Asset Self-Mining segment gross profit was primarily due to:

- a $22.6 million or 8% increase in the total cost of digital asset self-mining driven by:

  ◦ a $19.9 million or 22% increase in depreciation expense, which was driven primarily by an approximate net increase of 6,000 miners placed in service during the current year; and

  ◦ a $9.3 million or 55% increase in employee compensation due to increases in bonuses and salaries driven primarily by an increase in employee headcount; partially offset by

  ◦ a $5.0 million decrease in power costs due primarily to lower power rates.

This increase in the total cost of digital asset self-mining was partially offset by:

- a 5% increase in self-mining revenue driven by:

  ◦ a 128% increase in the average price of bitcoin;

  ◦ a 13% increase in our self-mining hash rate to 19.1 EH/s for the year ended December 31, 2024, compared to 16.9 EH/s for the year ended December 31, 2023; and

  ◦ an approximate net increase of 6,000 mining units deployed; partially offset by

  ◦ a 52% decrease in bitcoin mined to 6,595 for the year ended December 31, 2024, compared to 13,762 for the year ended December 31, 2023, driven primarily by:

    ▪ a 50% decrease in block rewards as a result of the April 2024 halving;

    ▪ the operational shift from digital asset self-mining to HPC hosting; and

    ▪ a 66% increase in the twelve-month average network hash rate over prior year.

Digital Asset Hosted Mining

For the year ended December 31, 2024, gross profit in the Digital Asset Hosted Mining segment decreased by $0.8 million compared to the year ended December 31, 2023, reflecting a Digital Asset Hosted Mining segment gross margin of 31% for the year ended December 31, 2024, compared to a gross margin of 22% for the year ended December 31, 2023. The increase in Digital Asset Hosted Mining segment gross margin for the year ended December 31, 2024, compared to the year ended December 31, 2023 was primarily due to:

- a $34.5 million or 31% decrease in the digital asset hosted mining revenue driven primarily by a $24.5 million decrease from the termination of contracts with several customers since 2023, due primarily to our shift to HPC hosting, and a $10.1 million decrease in digital asset hosted mining revenue from related parties as there were no related party transactions during fiscal 2024, partially offset by:

- a $33.7 million or 39% decrease in the total cost of digital asset hosted mining services driven primarily by a $27.0 million decrease in power costs from lower rates and usage.

For the years ended December 31, 2024 and 2023, the top three hosting customers accounted for approximately 89% and 72%, respectively, of the Digital Asset Hosting's segment total revenue.

HPC Hosting

For the year ended December 31, 2024, gross profit in the HPC Hosting segment was $2.7 million compared to nil for the year ended December 31, 2023, due to the HPC Hosting segment starting operation during the quarter ended June 30, 2024. HPC hosting revenue includes a base license fee as well as the direct pass-through of power costs to our client, with no margin added. HPC hosting costs at our Austin, Texas data center consist primarily of lease expense, the direct pass-through of power costs, and direct and indirect facilities operations expenses, including personnel and benefit costs and stock-based compensation.

A reconciliation of the reportable segment gross profit to loss before income taxes included in our Consolidated Statements of Operations for the years ended December 31, 2024 and 2023, is as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	$ Change
Reportable segment gross profit	$ 121,070	$ 123,459	$ (2,389)
Change in fair value of digital assets	(1,052)	—	(1,052)
Gain from sale of digital assets	—	3,893	(3,893)
Impairment of digital assets	—	(4,406)	4,406
Change in fair value of energy derivatives	(2,757)	(3,918)	1,161
Loss on exchange or disposal of property, plant and equipment	(4,210)	(1,956)	(2,254)
Operating expenses:			
Research and development	11,830	7,184	4,646
Sales and marketing	9,969	7,019	2,950
General and administrative	110,448	93,908	16,540
Total operating expenses	132,247	108,111	24,136
Operating (loss) income	(19,196)	8,961	(28,157)
Non-operating expenses (income), net:			
Loss (gain) on debt extinguishment	487	(20,065)	20,552
Interest expense, net	37,070	86,238	(49,168)
Reorganization items, net	(111,439)	191,122	(302,561)
Change in fair value of warrants and contingent value rights	1,369,157	—	1,369,157
Other non-operating (income) expense, net	(325)	(2,530)	2,205
Total non-operating expenses, net	1,294,950	254,765	1,040,185
Loss before income taxes	$ (1,314,146)	$ (245,804)	$ (1,068,342)

Liquidity and Capital Resources

Sources and Uses of Cash

We finance our operations primarily through cash generated from operations, including the sale of self-mined bitcoin and fees from licensing HPC data center space, debt issuances, equipment financing arrangements, and sales of equity securities. Although our present needs will likely still result in sales of a significant portion of our self-mined bitcoin, we also may employ strategies intended to optimize cash received from self-mined bitcoin which may entail, subject to market conditions, holding bitcoin for future sale at any particular point in time.

Historically, a substantial portion of our liquidity needs arose from debt service on our outstanding indebtedness and from funding the costs of operations, working capital and capital expenditures. During the fiscal year ended December 31, 2024, the Company successfully repaid a significant portion of its outstanding loans, notes, and obligations, issued in accordance with the Plan of Reorganization. This extinguishment of these loans, notes and obligations was achieved either through mandatory conversion events triggered by the Company's stock price or through proactive measures taken by the Company to settle its debts ahead of schedule. In part, the Company used its net proceeds from its 2029 Convertible Notes Offering and 2031 Convertible Notes Offering to extinguish its debt. For further information regarding the extinguishment of the Company's debt and its private debt offerings, refer to Notes 8 — Convertible and Other Notes Payable and 9 — Contingent Value Rights and Warrant Liabilities to our consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

We have assessed our current and expected operating and capital expenditure requirements and our current and expected sources of liquidity, and have determined, based on our forecasted financial results and financial condition as of December 31, 2024, that our operating cash flows, existing cash balances, and continued access to debt markets will be sufficient to satisfy our cash requirements over the next twelve months and beyond.

Cash, Cash Equivalents, Restricted Cash and Cash Flows

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less from the date of acquisition.

	December 31,				
	2024		**2023**		**$ Change**
Cash and cash equivalents	$	836,197	$	50,409	$	785,788
Restricted cash		783		19,300		(18,517)
Total cash, cash equivalents and restricted cash	$	836,980	$	69,709	$	767,271

As of December 31, 2024 and December 31, 2023, restricted cash of $0.8 million and $19.3 million, consisted of cash held in escrow to pay for construction and development activities.

The following table summarizes our cash, cash equivalents and restricted cash and cash flows for the periods indicated.

	Year Ended December 31,			
	2024		**2023**	
	(in thousands)			
Cash, cash equivalents and restricted cash – beginning of period	$	69,709	$	52,240
Net cash provided by (used in)				
Operating activities		42,896		65,114
Investing activities		(95,192)		(2,996)
Financing activities		819,567		(44,649)
Cash, cash equivalents and restricted cash - end of period	$	836,980	$	69,709

Our principal uses of cash in recent periods have been funding our operations and investing in capital expenditures.

Operating Activities

Changes in net cash from operating activities results primarily from cash received from hosting customers payments for power fees and equipment purchases. Other drivers of the changes in net cash from operating activities include research and development costs, sales and marketing costs and general and administrative expenses (including personnel expenses and fees for professional services) and interest payments on debt.

Net cash provided by operating activities was $42.9 million for the year ended December 31, 2024 and $65.1 million for the year ended December 31, 2023. The decrease in net cash provided by operating activities was primarily due to a increase in net loss of $1.07 billion, a $194.6 million decrease in working capital components, a $143.8 million increase in non-cash reorganization items, a $82.1 million decrease in the fair value of contingent value rights, a $18.2 million increase in digital asset self-mining and shared hosting revenue, and a $7.0 million decrease in stock-based compensation. The decrease in net cash provided by operating activities was partially offset by a $1.45 billion increase in the fair value of warrant liabilities, a $20.6 million decrease in loss on debt extinguishment, and a $17.2 million increase in depreciation and amortization.

Investing Activities

Our net cash used in investing activities consists primarily of purchases of property, plant and equipment. Net cash used in investing activities for the years ended December 31, 2024 and 2023, was $95.2 million and $3.0 million, respectively. The increase in net cash used in investing activities was driven primarily by a $78.8 million increase in purchases of property, plant and equipment, partially offset by $14.0 million of proceeds from the sale of the Cedarvale, Texas facility for the year ended December 31, 2023.

Financing Activities

Net cash provided by (used in) financing activities consists of proceeds from stock issuances, issuances of debt, net of issuance costs and principal payments on debt, including notes payable and finance leases.

Net cash provided by financing activities for the year ended December 31, 2024 was $819.6 million. Net cash used by financing activities for the year ended December 31, 2023 was $44.6 million. The change was due primarily to an inflow of $610.2 million from the proceeds for the issuance of the 0.00% convertible senior notes, net, $447.6 million from the proceeds for the issuance of the 3.00% convertible senior notes, net, $55.0 million from the issuance of common stock during the year ended December 31, 2024, and a $20.0 million draw from the Exit Facility. The increase in net cash provided by financing activities was partially offset by an increase in principal payments on debt of $263.8 million.

Future Commitments and Contractual Obligations

Our material cash commitments from known contractual and other obligations consist primarily of obligations for long-term debt and related interest, leases for property and equipment, and capital expenditures related to the conversion of a significant portion of our data centers to hosting HPC operations. Certain amounts included in our contractual obligations as of December 31, 2024, are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors.

Debt Obligations and Interest Payments

As of December 31, 2024, future principal payment obligations on our convertible notes and other notes payable totaled $1.12 billion, of which $17.7 million is expected to be due within one year. Cash payments for expected interest on our convertible notes and other notes payable is $15.8 million within the next twelve months and $56.1 million thereafter. For more information, refer to Note 8 — Convertible and Other Notes Payable, to our consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

Operating Lease Payments

As of December 31, 2024, our future payments under operating leases are $151.5 million, of which $18.6 million is due within one year. For more information, refer to Note 7 — Leases, to our consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

Capital Expenditure Commitment

As of December 31, 2024, the Company was contractually committed for approximately $1.14 billion of capital expenditures, primarily related to infrastructure modifications, equipment procurement, and labor associated with the conversion of a significant portion of its data centers to deliver hosting services for HPC. Of this amount, $899.3 million is reimbursable by our customer under our agreements. These capital expenditures are expected to occur over the next year. For additional discussion of Commitments and Contractual Obligations, refer to Note 11 — Commitments and Contingencies to our consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

Block, Inc. Purchase Agreement

On July 5, 2024, the Company entered into a purchase agreement with Block, Inc. for the purchase of 3 nanometer ASIC chips representing approximately 15 EH/s of hash rate. On July 12, 2024, the Company paid a $10.0 million deposit which will be applied evenly towards the ASIC chips. Payments are due in installments, starting six months prior to delivery. Delivery of the ASIC chips is expected to begin by the second half of 2025. On January 15, 2025, the Company made a $21.3 million prepayment under the agreement. The Company expects to make additional payments over the next year in connection with the agreement, subject to the timing of anticipated deliveries.

Critical Accounting Estimates

The critical accounting estimates, assumptions, judgments and the related policies that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue From Contracts With Customers - Digital Asset Self-Mining Revenue

The recognition of digital asset mining revenue involves estimation uncertainty due to the variable and non-cash nature of the consideration received. We receive non-cash compensation in the form of bitcoin, less operator fees, for providing hash calculation services to mining pools. These amounts vary based on factors such as our share of the total network hash rate, Bitcoin network block rewards, and transaction fees. Operator fees also fluctuate depending on these rewards and fees.

We determine the fair value of this non-cash consideration using the spot rate for bitcoin as quoted on Coinbase Global, Inc., our principal market.

Property, Plant, and Equipment

The Company has made significant investments in Bitcoin mining equipment, which constitutes a substantial portion of its property, plant, and equipment. Accounting for this equipment involves significant judgment and estimation uncertainty, particularly regarding the determination of its estimated useful life for depreciation purposes and the assessment of potential impairment.

The Company depreciates its Bitcoin mining equipment using the straight-line method over an estimated useful life of three years. This estimate reflects management's judgment based on the current state of technology and industry practices. However, the actual useful life of this equipment is uncertain due to the rapid pace of technological advancements in the Bitcoin mining industry.

The Company evaluates its Bitcoin mining equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the equipment may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset to the sum of the undiscounted futures cash flows expected from its use and disposal. If the carrying amount is not recoverable, the impairment loss is measured as the difference between the carrying amount and the asset's fair value. Potential impairment triggers include a significant decline in the market price of Bitcoin or the introduction of new technologies that reduce the efficiency or profitability of the Company's existing equipment. These assessments rely on significant judgment and require assumptions about future events and conditions, including Bitcoin prices, mining difficulty rates, electricity costs, and anticipated technological advancements.

Management believes that its current estimates and assumptions are reasonable based on the information available. Actual results may differ, and any such differences could materially impact the Company's financial condition and results of operations.

Stock-Based Compensation

The valuation of market condition restricted stock units ("MSUs") involves judgment due to the uncertainty in assumptions used in the Monte Carlo pricing model on the date of grant, which required inputs that were both unobservable and significant to the overall fair value measurement, including estimated volatility, which reflects anticipated variability in the Company's stock price over time. If we had used different assumptions or estimates, the estimated fair value and expense recognition of the MSUs could have been materially different. Management believes its estimates are reasonable based on the information available.

Contingent Value Rights Liabilities

On the Effective Date, pursuant to the Plan of Reorganization, the Company entered into a contingent value rights agreement which provided for the issuance of the CVRs to certain creditors. When the CVRs were recognized on the Effective Date, observable market data was not available. The Monte Carlo simulation model was used to determine their fair value, which required inputs that were both unobservable and significant to the overall fair value measurement, including expected volatility, which reflects anticipated variability in the Company's stock price over time. If we had used different assumptions or estimates, the estimated fair value of the CVRs could have been materially different. At each reporting date subsequent to the Effective Date, the fair value of the CVRs has been determined based on the observable listed trading price for such CVRs, thereby eliminating the significant level of estimation uncertainty in periods subsequent to the initial recognition of the CVRs.

Warrant Liabilities

On the Effective Date, pursuant to the Plan of Reorganization, holders of the Company's previous common stock received warrants. When the warrants were recognized on the Effective Date, observable market data was not available. The Monte Carlo simulation model was used to determine their fair value, which required inputs that were both unobservable and significant to the overall fair value measurement, including expected volatility, which reflects anticipated variability in the Company's stock price over time. If we had used different assumptions or estimates, the estimated fair value of the warrants could have been materially different. At each reporting date subsequent to the Effective Date, the fair value of the warrants has been determined based on the observable listed trading price for such warrants, thereby eliminating the significant level of estimation uncertainty in periods subsequent to the initial recognition of the warrants.

Liabilities Subject to Compromise

As a result of the commencement of the Chapter 11 Cases, the payment of pre-petition liabilities was subject to compromise or other treatment pursuant to a plan of reorganization. The determination of how liabilities were ultimately settled or treated was determined by the confirmed Chapter 11 plan of reorganization when it became effective. Accordingly, the ultimate amount of such claims is not determinable until such time as the Bankruptcy Court determines their allowed amount. Pre-petition liabilities that are subject to compromise are reported at the amounts management expects to become allowed by the Bankruptcy Court, even if they may be settled for different amounts upon confirmation. The amounts currently classified as Liabilities subject to compromise are preliminary and may be subject to future adjustments depending on Bankruptcy Court actions, further developments with respect to disputed claims, determinations of the secured status of certain claims, the values of any collateral securing such claims, rejection of executory contracts, continued reconciliation or other events.

Recent Accounting Pronouncements

For a discussion of new accounting standards relevant to our business, refer to Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

Emerging Growth Company

Prior to December 31, 2024, we qualified as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We were able to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments.

On the last business day of the second quarter in 2024, the aggregate market value of the Company's shares of common stock held by non-affiliate stockholders exceeded $700 million. As a result, as of December 31, 2024, the Company qualified as a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, and ceased to be an emerging growth company as defined in the JOBS Act.

The impact of this change in filing status includes being subject to the requirements of large accelerated filers, which includes shortened filing timelines, no delayed adoption of certain accounting standards, and attestation of the Company's internal control over financial reporting by its independent auditor.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The following discussion about our market risk exposures involves forward-looking statements. Actual results could differ materially from those projected in our forward-looking statements. For more information regarding the forward-looking statements used in this section and elsewhere in this Annual Report on Form 10-K, see the section titled "Cautionary Note Regarding Forward-Looking Statements" included at the forepart of this Annual Report on Form 10-K.

Foreign Currency and Exchange Risk

The vast majority of our cash generated from revenue is denominated in U.S. dollars.

Risk Regarding the Price of Bitcoin

Our business and development strategy is focused on maintaining and expanding our bitcoin Mining operations to maximize the amount of new bitcoin rewards we earn. As of December 31, 2024, we held 255.9 bitcoin, with a carrying value of $23.9 million, all of which were produced from our bitcoin mining operations.

We cannot predict the future market price of bitcoin and, as such, we cannot predict future changes in the carrying value of our bitcoin assets based on future market prices. The future value of bitcoin will affect the amount of revenue recognized from our operations, and any changes in the future value of bitcoin while we hold it in our account would also be reported in our net income (or loss), either of which could have a material adverse effect on the market price for our securities.

Bitcoin prices for the year ended December 31, 2024 ranged from a low of $38,515 to a high of $108,253, with an average price of $65,894. A hypothetical 10% increase or decrease in the price of bitcoin produced during the year ended December 31, 2024, would have increased or decreased net loss by approximately $40.9 million.

Commodity Price Risk

Certain of our operating costs are subject to price fluctuations caused by the volatility of the underlying commodity prices, including electricity used in our data center operations. The Company manages the commodity price risk by entering into derivative instruments to manage the variability in future cash flows from forecasted energy purchases. Management considers energy prices, weather forecasts, forecasted energy purchases, and other factors when determining the extent of its risk management strategy over commodity price risk.

A hypothetical 10% change in commodity prices would have resulted in an immaterial change in the fair value of our commodity-based derivatives as of December 31, 2024 and 2023.

For more information, refer to Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements in Item 8 of Part II of this Annual Report on Form 10-K.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements and the notes thereto, included in Part IV, Item 15(1)(a) herein, are incorporated by reference into this Item 8.

CONSOLIDATED FINANCIAL STATEMENT TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID 688)

To the Stockholders and Board of Directors of
Core Scientific, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Core Scientific, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, changes in contingently redeemable convertible preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report, dated February 26, 2025, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Digital Asset Self-Mining Revenue

We identified the accounting for revenue recognition from Digital Asset Self-Mining as a critical audit matter due to the complexities involved in auditing the completeness and occurrence of this revenue recognized by the Company. During the year ended December 31,

2024, the Company recognized revenue from Digital Asset Self-Mining of approximately $408.7 million. The Company's management has exercised significant judgment in their determination of how existing accounting principles generally accepted in the United States should be applied to the accounting for revenue recognized from Digital Asset Self-Mining. In addition, the accounting for Digital Asset Self-Mining revenue recognized involved certain systems and applications subject to the general controls over the information technology ("IT") environment of the Company.

The primary procedures we performed to address this critical audit matter included the following:

- Evaluated and tested the design and operating effectiveness of IT general controls over the Company's IT environment and key financially relevant systems;

- Evaluated and tested the design and operating effectiveness of the financial controls pertaining to the Company's processes for recognizing revenue from Digital Assets Self-Mining;

- Performed site visitations of the facilities where the Company's mining hardware is located, which included an observation of the physical and environmental controls and mining equipment inventory observation procedures;

- On a sample basis, tested the hashing power contributed by the Company's mining hardware;

- Evaluated management's rationale for the application of Accounting Standards Codification 606 to account for its digital assets earned, which included evaluating the provisions of the contract between the Company and the Mining Pool Operators;

- Evaluated management's disclosures of its Bitcoin activity in the financial statement footnotes;

- Evaluated and tested management's rationale and supporting documentation associated with the valuation of Bitcoin earned;

- Independently confirmed certain financial and performance data directly with the Mining Pool Operators;

- Independently confirmed certain financial data directly with the Company's third-party wallet custodian;

- Compared the Company's digital wallet and custody records to publicly available blockchain records; and

- Performed certain substantive analytical procedures to determine completeness and occurrence of digital assets earned by the Company as consideration for services rendered.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2022.

Los Angeles, CA
February 26, 2025

Core Scientific, Inc.
Consolidated Balance Sheets
(in thousands, except par value)

		December 31, 2024		December 31, 2023
Assets				
Current Assets:				
Cash and cash equivalents	$	836,197	$	50,409
Restricted cash		783		19,300
Accounts receivable		1,025		1,001
Digital assets		23,893		2,284
Prepaid expenses and other current assets		42,064		24,022
Total Current Assets		903,962		97,016
Property, plant and equipment, net		556,342		585,431
Operating lease right-of-use assets		114,472		7,844
Other noncurrent assets		24,039		21,865
Total Assets	$	1,598,815	$	712,156
Liabilities and Stockholders' Deficit				
Current Liabilities:				
Accounts payable	$	19,265	$	154,751
Accrued expenses and other current liabilities		69,230		179,636
Deferred revenue		18,134		9,830
Operating lease liabilities, current portion		9,974		77
Finance lease liabilities, current portion		1,669		19,771
Notes payable, current portion		16,290		124,358
Total Current Liabilities		134,562		488,423
Operating lease liabilities, net of current portion		97,843		1,512
Finance lease liabilities, net of current portion		3		35,745
Convertible and other notes payable, net of current portion		1,073,990		684,082
Contingent value rights		4,272		—
Warrant liabilities		1,097,285		—
Other noncurrent liabilities		11,040		—
Total liabilities not subject to compromise		2,418,995		1,209,762
Liabilities subject to compromise		—		99,335
Total Liabilities		2,418,995		1,309,097
Commitments and contingencies (Note 11)				
Stockholders' Deficit:				
Preferred stock; $0.00001 par value; 2,000,000 and nil shares authorized at December 31, 2024 and December 31, 2023, respectively; none issued and outstanding at December 31, 2024 and December 31, 2023		—		—
Common stock; $0.00001 and $0.0001 par value at December 31, 2024 and December 31, 2023, respectively; 10,000,000 shares authorized at December 31, 2024 and December 31, 2023; 292,606 and 386,883 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively		3		36
Additional paid-in capital		2,915,035		1,823,260
Accumulated deficit		(3,735,218)		(2,420,237)
Total Stockholders' Deficit		(820,180)		(596,941)
Total Liabilities and Stockholders' Deficit	$	1,598,815	$	712,156

Certain prior year amounts have been reclassified for consistency with the current year presentation.

See accompanying notes to consolidated financial statements.

Core Scientific, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue:			
Digital asset self-mining revenue	$ 408,740	$ 390,333	$ 397,796
Digital asset hosted mining revenue from customers	77,554	102,005	130,234
Digital asset hosted mining revenue from related parties	—	10,062	29,454
Equipment sales to customers	—	—	11,391
Equipment sales to related parties	—	—	71,438
HPC hosting revenue	24,378	—	—
Total revenue	510,672	502,400	640,313
Cost of revenue:			
Cost of digital asset self-mining	314,335	291,696	395,082
Cost of digital asset hosted mining services	53,558	87,245	169,717
Cost of equipment sales	—	—	67,114
Cost of HPC hosting services	21,709	—	—
Total cost of revenue	389,602	378,941	631,913
Gross profit	121,070	123,459	8,400
Change in fair value of digital assets	(1,052)	—	—
Gain from sale of digital assets	—	3,893	44,298
Impairment of digital assets	—	(4,406)	(231,315)
Change in fair value of energy derivatives	(2,757)	(3,918)	—
Impairment of goodwill and other intangibles	—	—	(1,059,265)
Impairment of property, plant and equipment	—	—	(590,673)
Losses on exchange or disposal of property, plant and equipment	(4,210)	(1,956)	(28,025)
Operating expenses:			
Research and development	11,830	7,184	26,962
Sales and marketing	9,969	7,019	12,731
General and administrative	110,448	93,908	213,280
Total operating expenses	132,247	108,111	252,973
Operating (loss) income	(19,196)	8,961	(2,109,553)
Non-operating expenses (income), net:			
Loss (gain) on debt extinguishment	487	(20,065)	287
Interest expense, net	37,070	86,238	96,826
Change in fair value of convertible notes	—	—	186,853
Change in fair value of warrants and contingent value rights	1,369,157	—	(37,937)
Reorganization items, net	(111,439)	191,122	(197,405)
Other non-operating (income) expense, net	(325)	(2,530)	5,232
Total non-operating expenses, net	1,294,950	254,765	53,856
Loss before income taxes	(1,314,146)	(245,804)	(2,163,409)
Income tax expense (benefit)	859	683	(17,091)
Net loss	$ (1,315,005)	$ (246,487)	$ (2,146,318)
Net loss per share, basic and diluted	$ (4.39)	$ (0.65)	$ (6.30)
Weighted average shares outstanding, basic and diluted	255,832	379,863	340,647

See accompanying notes to consolidated financial statements.

Core Scientific, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Net loss	$ (1,315,005)	$ (246,487)	$ (2,146,318)
Other comprehensive income (loss), net of income taxes:			
Change in fair value attributable to instrument-specific credit risk of convertible notes measured at fair value under the fair value option, net of tax effect of $— , $— and $—	—	—	83,579
Release to Reorganization items, net of accumulated fair value attributable to instrument-specific credit risk of convertible notes measured at fair value under the fair value option, net of tax effect of $—, $— and $—	—	—	(72,613)
Total other comprehensive income, net of income taxes	—	—	10,966
Comprehensive loss	$ (1,315,005)	$ (246,487)	$ (2,135,352)

See accompanying notes to consolidated financial statements.

Core Scientific, Inc.

Consolidated Statements of Changes in Contingently Redeemable Convertible Preferred Stock and Stockholders' Deficit

(in thousands)

	Contingently Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' (Deficit) Equity
	Shares	Amount	Shares	Amount				
Balance at January 1, 2022	10,826	$ 44,476	271,576	$ 27	$1,379,581	$ (27,432)	$ (10,966)	$1,341,210
Net loss	—	—	—	—	—	(2,146,318)	—	(2,146,318)
Other comprehensive income, net of income taxes	—	—	—	—	—	—	10,966	10,966
Stock-based compensation	—	—	—	—	182,894	—	—	182,894
Exercise of stock options	—	—	1,321	—	3,846	—	—	3,846
Restricted stock awards issued, net of shares withheld for tax withholding obligations	—	—	43,762	4	(31,650)	—	—	(31,646)
Restricted stock awards forfeited	—	—	(2,456)	—	—	—	—	—
Exercise of convertible notes	—	—	197	—	1,574	—	—	1,574
Cashless exercise of warrants	—	—	3,001	—	—	—	—	—
Issuances of common stock - equity line of credit	—	—	13,355	1	21,200	—	—	21,201
Conversion of contingently redeemable preferred stock to common stock	(10,826)	(44,476)	10,826	1	44,475	—	—	44,476
Issuances of common stock - Merger with XPDI	—	—	30,778	3	163,456	—	—	163,459
Issuances of common stock - financing transaction fees	—	—	1,285	—	2,960	—	—	2,960
Issuances of common stock - vendor settlement	—	—	1,580	—	12,674	—	—	12,674
Costs attributable to issuance of common stock and equity instruments - Merger with XPDI	—	—	—	—	(16,642)	—	—	(16,642)
Balance at December 31, 2022	—	—	375,225	36	1,764,368	(2,173,750)	—	(409,346)
Net loss	—	—	—	—	—	(246,487)	—	(246,487)
Stock-based compensation	—	—	—	—	58,892	—	—	58,892
Exercise of stock options	—	—	3	—	—	—	—	—
Restricted stock awards issued, net of shares withheld for tax withholding obligations	—	—	12,046	—	—	—	—	—
Restricted stock awards forfeited	—	—	(391)	—	—	—	—	—
Balance at December 31, 2023	—	$ —	386,883	36	$1,823,260	$(2,420,237)	$ —	$ (596,941)

Core Scientific, Inc.

Consolidated Statements of Changes in Contingently Redeemable Convertible Preferred Stock and Stockholders' Deficit (cont'd)

(in thousands)

	Contingently Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount				
Balance at January 1, 2024	—	$ —	386,883	$ 36	$ 1,823,260	$(2,420,237)	$ —	$ (596,941)
Cumulative effect of adoption of ASU 2023-08, *Accounting for and Disclosure of Crypto Assets*	—	—	—	—	—	24	—	24
Balance at January 1, 2024, adjusted	—	—	386,883	36	1,823,260	(2,420,213)	—	(596,917)
Net loss	—	—	—	—	—	(1,315,005)	—	(1,315,005)
Stock-based compensation	—	—	—	—	52,411	—	—	52,411
Cancellation of common stock in connection with emergence	—	—	(386,883)	(36)	36	—	—	—
Issuance of new common stock in connection with emergence	—	—	152,576	2	296,893	—	—	296,895
Issuance of new common stock under the Equity Rights Offering	—	—	15,649	—	55,000	—	—	55,000
Issuance of new common stock for the Equity Rights Offering backstop commitment	—	—	2,111	—	5,475	—	—	5,475
Issuance of new common stock for Bitmain obligation	—	—	10,735	—	27,839	—	—	27,839
Conversion premium on the issuance of the New Secured Convertible Notes	—	—	—	—	33,202	—	—	33,202
Issuance of warrants	—	—	—	—	(345,856)	—	—	(345,856)
Exercise of stock options	—	—	—	—	9	—	—	9
Restricted stock awards issued, net of tax withholding obligations	—	—	4,543	—	(3,393)	—	—	(3,393)
Restricted stock awards forfeited	—	—	(40)	—	—	—	—	—
Exercise of warrants	—	—	61,565	1	704,710	—	—	704,711
Issuance of new common stock for New Secured Convertible Notes conversion	—	—	44,585	—	261,772	—	—	261,772
Issuance of new common stock for PIK interest	—	—	882	—	3,677	—	—	3,677
Balance at December 31, 2024	—	$ —	292,606	$ 3	$ 2,915,035	$(3,735,218)	$ —	$ (820,180)

See accompanying notes to consolidated financial statements.

Core Scientific, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from Operating Activities:			
Net loss	$ (1,315,005)	$ (246,487)	$ (2,146,318)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	113,205	96,003	225,259
Losses on disposal of property, plant and equipment	4,210	1,956	28,025
Amortization of operating lease right-of-use assets	6,916	442	834
Stock-based compensation	51,924	58,892	182,894
Digital asset self-mining and shared hosting revenue	(425,253)	(407,082)	(397,796)
Proceeds from sale of digital assets generated by self-mining and shared hosting revenues[1]	402,461	404,686	444,353
Change in fair value of digital assets	1,052	—	—
Impairment of digital assets	—	4,406	231,315
Gain from sale of digital assets	—	(3,886)	(44,298)
Change in fair value of energy derivatives	(2,262)	—	—
Change in fair value of warrant liabilities	1,451,210	—	(37,937)
Change in fair value of contingent value rights	(82,053)	—	—
Change in fair value of convertible notes	—	—	186,853
Change in fair value of other liabilities	—	—	9,498
Loss (gain) on debt extinguishment	487	(20,065)	287
Loss on issuance of notes payable through settlements	—	8,515	—
Amortization of debt discount	3,756	752	7,135
Non-cash reorganization items	(143,791)	—	(199,707)
Non-cash PIK interest expense	3,676	—	—
Impairment of goodwill, other intangibles and property, plant and equipment	—	—	1,649,938
Provision for doubtful accounts	—	—	9,004
Equity line of credit expenses	—	—	1,668
Gain on sale of intangible assets	—	—	(5,904)
Deferred income taxes	—	—	(18,521)
Changes in operating assets and liabilities:			
Accounts receivable, net	659	(767)	(7,856)
Accounts receivable from related parties	—	23	277
Deposits for equipment for sales to customers	—	(2,403)	50,174
Prepaid expenses and other current assets	(20,393)	(18,351)	51,818
Accounts payable	(12,272)	118,911	26,713
Accrued expenses and other	1,880	130,382	17,229
Deferred revenue from HPC hosting services	17,785	—	—
Deferred revenue from hosted mining services	(9,481)	(47,807)	16,483
Deferred revenue from related parties	—	—	(72,449)
Other noncurrent assets and liabilities, net	(5,815)	(13,006)	(3,784)
Net cash provided by operating activities	42,896	65,114	205,187
Cash flows from Investing Activities:			
Purchases of property, plant and equipment	(94,961)	(16,161)	(383,980)
Proceeds from sale of Cedarvale	—	13,998	—
Deposits for self-mining equipment	—	—	(217,677)
Proceeds from the sale of coupons	—	—	10,850
Investments in internally developed software	(231)	(833)	—
Other	—	—	29
Net cash used in investing activities	(95,192)	(2,996)	(590,778)
Cash flows from Financing Activities:			

[1] Proceeds from digital assets received as noncash revenue consideration liquidated nearly immediately after receipt as a routine operating activity.

Principal repayments of finance leases	(6,038)	(3,658)	(30,319)
Principal payments on debt	(304,819)	(40,991)	(113,290)
Proceeds from the issuance of 3.00% convertible senior notes, net	447,609	—	—
Issuance costs for 3.00% convertible senior notes	(2,529)	—	—
Proceeds from the issuance of 0.00% convertible senior notes, net	610,156	—	—
Issuance costs for 0.00% convertible senior notes	(1,313)	—	—
Proceeds from issuance of new common stock	55,000	—	—
Proceeds from draw from exit facility	20,000	—	—
Restricted stock tax holding obligations	(3,393)	—	—
Proceeds from exercise of warrants	4,885	—	
Proceeds from exercise of stock options	9	—	25,049
Repurchase of common shares to pay employee withholding taxes	—	—	(31,646)
Proceeds from the XPDI merger, net of transaction costs	—	—	195,010
Proceeds from debt, net of issuance costs	—	—	261,349
Net cash provided by (used in) financing activities	819,567	(44,649)	306,153
Net increase (decrease) in cash, cash equivalents and restricted cash	767,271	17,469	(79,438)
Cash, cash equivalents and restricted cash—beginning of period	69,709	52,240	131,678
Cash, cash equivalents and restricted cash—end of period	$ 836,980	$ 69,709	$ 52,240

Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:

Cash and cash equivalents	$ 836,197	$ 50,409	$ 15,884
Restricted cash	783	19,300	36,356
Total cash, cash equivalents and restricted cash	$ 836,980	$ 69,709	$ 52,240

Supplemental disclosure of other cash flow information:

Cash paid for interest	$ 28,798	$ 4,708	$ 86,010
Income tax (refunds) payments	$ (159)	$ (370)	$ 5,756
Cash paid for reorganization items	$ 53,835	$ 86,539	$ —

Supplemental disclosure of noncash investing and financing activities:

Change in accrued capital expenditures	$ 13,411	$ 2,731	$ 69,286
Reduction in plant, property, and equipment basis related to Bitmain purchase	$ (26,101)	$ —	$ —
Reclass of other current and non-current assets to plant, property, and equipment	$ 6,867	$ —	$ —
Increase in right-of-use assets due to lease commencement	$ 111,736	$ —	$ —
Extinguishment of convertible notes upon emergence	$ (559,902)	$ —	$ —
Extinguishment of accounts payable, accrued expenses, finance lease liability, and notes payable upon emergence	$ (473,244)	$ —	$ —
Cancellation of common stock in connection with emergence	$ (36)	$ —	$ —
Issuance of new common stock in connection with emergence	$ 296,893	$ —	$ —
Issuance of new common stock for Bitmain obligation	$ 27,839	$ —	$ —
Issuance of new common stock for the Equity Rights Offering backstop commitment	$ 5,475	$ —	$ —
Issuance of contingent value rights	$ 86,325	$ —	$ —
Issuance of warrants	$ 345,856	$ —	$ —
Issuance of New Secured Convertible Notes	$ 260,000	$ —	$ —
Issuance of Secured Notes, net of discount	$ 149,520	$ —	$ —
Issuance of Exit Credit Agreement including $1.2 million paid in kind upfront fee	$ 41,200	$ —	$ —
Issuance of miner equipment lender facility loans	$ 52,947	$ —	$ —
Issuance of notes related to settlement	$ 9,092	$ 38,547	$ —
Cumulative effect of adoption of ASU 2023-08, Accounting for and Disclosure of Crypto Assets	$ 24	$ —	$ —
Payment-in-kind interest on Secured and Other Convertible Notes	$ —	$ —	$ 31,382
Issuance of new common stock for PIK interest on New Secured Convertible Notes	$ 3,677	$ —	$ —
Issuance of new common stock for New Secured Convertible Notes conversion	$ 261,772	$ —	$ —
Increase in lease liability and right-of-use assets due to lease modification	$ 695	$ —	$ —
Noncash exercise of warrants	$ 39,828	$ —	$ 3,001

Property, plant and equipment disposed of through settlements	$	—	$	6,301	$	—
Purchase of insurance policies financed by short-term note payable	$	—	$	5,011	$	—
Decrease in equipment related to debt extinguishment	$	—	$	17,849	$	—
Decrease in notes payable in exchange for equipment	$	—	$	(38,610)	$	—
Property, plant, and equipment obtained in exchange transaction	$	—	$	—	$	62,338

Certain prior year amounts have been reclassified for consistency with the current year presentation.
See accompanying notes to consolidated financial statements.

1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

Core Scientific, Inc. ("Core Scientific" or the "Company") is a leader in digital infrastructure for bitcoin mining and high-performance computing. We operate dedicated, purpose-built facilities for digital asset mining and are a premier provider of digital infrastructure, software solutions and services to our third-party customers. We employ our own large fleet of computers ("miners") to earn digital assets for our own account and we provide hosting services for large bitcoin mining customers and are in the process of allocating and converting a significant portion of our ten data centers in Alabama (1), Georgia (2), Kentucky (1), North Carolina (1), North Dakota (1), Oklahoma (1), and Texas (3) to support artificial intelligence-related workloads under a series of contracts that entail the modification of certain of our data centers to deliver hosting services for high-performance computing ("HPC"). We derive the majority of our revenue from earning bitcoin for our own account ("self-mining").

The Company has historically focused on designing, developing and operating digital infrastructure to engage in digital asset mining for its own account and providing hosting solutions for third-party digital asset miners. Beginning on March 6, 2024, we announced a series of new contractual agreements with a third-party provider of HPC operations for customers using specialized graphics processing units ("GPUs"). These new agreements leverage the Company's existing digital infrastructure and expertise in third-party hosting solutions.

We currently operate in three segments: "Digital Asset Self-Mining," consisting of digital asset mining for our own account, "Digital Asset Hosted Mining," consisting of our digital infrastructure and third-party hosting services for digital asset mining, and "HPC Hosting," consisting of our digital infrastructure and third-party hosting services for client HPC operations. Prior to April 1, 2024, we operated only in the Digital Asset Self-Mining and Digital Asset Hosted Mining segments.

Our digital asset hosted mining business provides a full suite of services to our digital asset mining customers. We provide deployment, monitoring, troubleshooting, optimization and maintenance of our customers' digital asset mining equipment and provide necessary electrical power, repair and other infrastructure services necessary for our customers to operate, maintain and efficiently mine digital assets.

Our HPC hosting services provide colocation, facilities operations, security and other services to third-party HPC customers to support workloads for machine learning and artificial intelligence. The extension of our business into the HPC Hosting segment involves significant risk, including risks involving facility construction, supply chain and the risk of nonperformance by our single customer, as disclosed further in Part I, Item 1A. — "Risk Factors" of this Annual Report on Form 10-K.

Chapter 11 Filing and Emergence from Bankruptcy

On December 21, 2022, the Company and certain of its affiliates (collectively, the "Debtors") filed voluntary petitions (the "Chapter 11 Cases") in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") seeking relief under Chapter 11 of the United States Code (the "Bankruptcy Code"). The Chapter 11 Cases were jointly administered under Case No. 22-90341. The Debtors continued to operate their business and manage their properties as "debtors-in-possession" ("DIP") under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. For detailed discussion about the Chapter 11 Cases, refer to Note 3 — Chapter 11 Filing and Emergence from Bankruptcy.

On January 15, 2024, the Debtors filed the Fourth Amended Joint Chapter 11 Plan of Reorganization of Core Scientific, Inc. and its Debtor Affiliates (with Technical Modifications) (the "Plan of Reorganization") with the Bankruptcy Court. On January 16, 2024, the Bankruptcy Court entered an order (the "Confirmation Order") among other things, confirming the Plan of Reorganization. On January 23, 2024 (the "Effective Date"), the conditions to the effectiveness of the Plan of Reorganization were satisfied or waived and the Company emerged from bankruptcy.

The Company was not required to apply fresh start accounting based on the provisions of Accounting Standards Codification ("ASC") 852, *Reorganizations*, since the entity's reorganization value immediately before the date of confirmation was more than the total of all its post-petition liabilities and allowed claims.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Some of the more significant estimates include assumptions used in the valuation of the Company's common shares and the determination of the grant date fair value of stock-based compensation awards for periods prior to the Business Combination (as defined in Note 4 — Business Combination and Restructuring), the valuation of digital assets, property, plant and equipment, the initial measurement of lease liabilities, stock-based compensation, the fair value of derivative liabilities, and income taxes. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from management's estimates.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less from the date of acquisition. As of December 31, 2024, the Company had cash and cash equivalents of $836.2 million, substantially all of which exceeded Federal Deposit Insurance Corporation insured limits. Cash equivalents included $832.2 million of highly liquid money market funds, which are classified as Level 1 within the fair value hierarchy. Restricted cash consists of a deposit held at a lender's bank in accordance with the terms of a note agreement.

Accounts Receivable and Allowance for Doubtful Accounts

The Company's accounts receivable balance consists of amounts due from its hosting customers. The Company records accounts receivable at the invoiced amount less an allowance for any potentially uncollectible accounts under the current expected credit loss ("CECL") impairment model and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, which considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model, the Company considers many factors, including the age of the balance, collection history, and current economic trends. Bad debts are written off after all collection efforts have ceased.

Allowances for credit losses are recorded as a direct reduction from an asset's amortized cost basis. Credit losses and recoveries are recorded in general and administrative expenses in the consolidated statements of operations. Recoveries of financial assets previously written off are recorded when received. For the years ended December 31, 2024, 2023 and 2022, the Company did not record any credit losses or recoveries.

The Company's allowance for doubtful accounts was nil as of December 31, 2024 and 2023.

Digital Assets

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-08, *Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets* ("ASU 2023-08"). ASU 2023-08 is intended to improve the accounting for certain crypto assets by requiring an entity to measure those crypto assets at fair value each reporting period with changes in fair value recognized in net income (loss). The amendments also improve the information provided to investors about an entity's crypto asset holdings by requiring disclosure about significant holdings, contractual sale restrictions, and changes during the reporting period. ASU 2023-08 is effective for annual and interim reporting periods beginning after December 15, 2024, with early adoption permitted.

The Company's digital assets are within the scope of ASU 2023-08 and the Company elected to early adopt the new standard prospectively effective January 1, 2024. The transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company's digital assets and fair value. The early adoption did not have a material impact on the Company's consolidated financial statements.

As of August 19, 2024, the Company is no longer required to sell bitcoin it earns through mining within ten days of receipt as provided by the terms of the recently extinguished debt facilities (Exit Credit Agreement, the Secured Notes and the New Secured Convertible Notes). See Note 8 — Convertible and Other Notes Payable. The Company intends to optimize cash received from bitcoin mining which may entail, subject to market conditions, holding bitcoin for future sale at any particular point in time. Digital assets are classified as current assets on the Company's Consolidated Balance Sheets, reflecting management's current intent and expectation to convert these assets to cash within the next year. The classification of digital assets is evaluated regularly, and any change in management's intent or expectations regarding the timing of conversion to cash could result in a reclassification of these assets. Sales of digital assets awarded to the Company through its self-mining activities are classified as cash flows from operating activities if sold nearly immediately. The Company does not have any off-balance sheet holdings of digital assets and does not safeguard digital assets for third parties. The Company tracks its cost basis of digital assets in accordance with the first-in-first-out method of accounting.

The Company's digital assets have active markets with observable prices and their fair value measurements are considered Level 1. The following table presents a roll-forward of total digital assets for the year ended December 31, 2024, (under the prospectively adopted ASU 2023-08 fair value model), and the year ended December 31, 2023 (in thousands):

	December 31, 2024	December 31, 2023
Digital assets, beginning of period	$ 2,284	$ 724
Cumulative effect of ASU 2023-08, adopted January 1, 2024	24	—
Digital assets, beginning of period, as adjusted	2,308	724
Digital asset self-mining revenue, net of receivables[1]	409,560	389,456
Mining revenue from shared hosting	15,693	17,626
Proceeds from sales of digital assets and shared hosting	(402,461)	(404,686)
Change in fair value of digital assets[2]	(1,052)	—
Gain from sale of digital assets	—	3,886
Impairment of digital assets	—	(4,406)
Payment of board fee	(89)	(316)
Other	(66)	—
Digital assets, end of period	$ 23,893	$ 2,284

[1] As of December 31, 2024 and 2023, there was $0.9 million and $1.7 million, respectively, of digital asset receivable included in prepaid expenses and other current assets on the consolidated balance sheets.

[2] During the year ended December 31, 2024, sales of digital assets resulted in realized gains of $3.9 million and realized losses of $3.7 million, which is measured as the difference between the original cost basis and the disposal proceeds.

The following table presents the Company's bitcoin holdings as of December 31, 2024, (in thousands, except for quantity):

	Quantity	Cost Basis	Fair Value
Bitcoin	256	$ 24,991	$ 23,893

Deposits for Equipment

The Company has entered into agreements with vendors to supply equipment for its digital asset mining operations. These agreements generally require significant refundable deposits payable months in advance of delivery and additional advance payments in monthly installments thereafter.

The Company classifies deposits for digital asset mining equipment based on the expected predominant source and use of the cash flows for the equipment that has been contracted for purchase. The Company expects that the predominant source and use of cash flows for digital asset mining equipment will be related to the Company's own self-mining operations. Therefore, the Company has classified deposits for equipment as cash flows from investing activities.

Property, Plant and Equipment, Net

Property, plant, and equipment includes the cost of land, buildings, and improvements for datacenter and support facilities and the Company's corporate office space. Property and equipment further consists of computer, mining, network, electrical and other equipment, including property and equipment under finance leases. Property, plant and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized at cost and amortized over the shorter of their estimated useful lives or the lease term. Future obligations related to finance leases are presented as Finance lease liabilities, current portion and Finance lease liabilities, net of current portion in the Company's Consolidated Balance Sheets. Depreciation expense, including amortization of assets held under finance leases, is primarily included in Cost of revenue in the Company's Consolidated Statements of Operations.

Property, plant and equipment capitalized costs include the directly identifiable costs incurred to acquire, construct, install, or otherwise prepare the asset for its intended use and to put it into service. Directly identifiable costs include construction payroll and benefits, demolition necessary for construction to purpose, and other direct capital project costs. Intersegment transfers of property, plant, and equipment are recorded at their net carrying value with no resulting gain or loss.

Leases

The Company has entered into operating and finance leases for office space, data facilities, computer and networking equipment, electrical infrastructure and office equipment, with lease periods expiring through 2051.The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the commencement date on which the underlying asset is made available for the Company's use by the lessor. The Company's assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and presentation over the lease term.

For leases with a term exceeding 12 months, a lease liability is recognized on the Company's consolidated balance sheets at lease commencement, reflecting the present value of its fixed payment obligations over the lease term. A corresponding right-of-use asset equal to the initial lease liability is also recognized, adjusted for any prepaid rent and initial direct costs incurred in connection with the execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses rates implicit in its leasing arrangements, if readily determinable, otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate reflects the rate it would pay to borrow on a similarly secured basis and term, the economic environment of the associated lease, and other information available to management.

For leases with a term of 12 months or less, at commencement, and that do not include an option to purchase the underlying assets, the Company has elected the exemption to not measure and recognize an associated lease liability or right-of-use asset.

For the Company's operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. Variable lease costs are recognized as the obligation for payment is incurred and primarily consist of insurance and property tax reimbursements to the lessor.

The Company addresses lease modifications that are not accounted for as separate leases at the effective date of the modification. If the terms and conditions of the lease are changed, the lease payments are adjusted accordingly and the lease liability is remeasured using a revised discount rate. Any resulting changes in the lease liability are recognized in the carrying amount of the related right-of-use asset.

Long-Lived Asset Impairments

The Company tests long-lived asset groups for recoverability whenever events or changes in circumstances have occurred that may affect the recoverability or the estimated useful lives of long-lived assets. Long-lived assets include property, plant and equipment and intangible assets subject to amortization. A long-lived asset may be impaired when the estimated future undiscounted cash flows are less than the carrying amount of the asset. If that comparison indicates that the asset's carrying value may not be recoverable, the impairment is measured based on the difference between the carrying amount and the estimated fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell.

Deferred Revenue

The Company records contract liabilities in Deferred revenue on the Consolidated Balance Sheets when cash payments are received in advance of performance and recognizes them as revenue when the performance obligations are satisfied. The Company's total deferred revenue balance as of December 31, 2024 and December 31, 2023, was $18.1 million and $9.8 million, respectively.

In the year ended December 31, 2024, the Company recognized $6.7 million of revenue, respectively, that was included in the deferred revenue balance as of the beginning of the year.

In the year ended December 31, 2023, the Company recognized $21.0 million of revenue that was included in the deferred revenue balance as of the beginning of the year.

Advanced payments are typically recognized in the following month for hosted mining services and are generally recognized within 30 months of license order commencement for HPC hosting services.

Convertible and Other Notes Payable

Convertible and other notes payable ("Notes payable") are accounted for under ASC 470, *Debt* ("ASC 470") and are presented at their carrying value, which is their remaining par or face amount net of any related unamortized premium, discount and issuance costs. Notes payable are initially recognized at their present value. When cash proceeds are received for the issuance of Notes payable, the proceeds are used to establish their present value. When cash proceeds are not received for the issuance of Notes payable, their present value is based on the consideration exchanged. This present value generally will be the Notes payable's cash flows discounted at a market rate when it is more evident than the noncash consideration exchanged. When the present value of Notes payable on issuance varies from its par or face amount, an original discount or premium results and any related issuance costs are used to determine an effective interest rate. Original premium, discount and issuance costs are amortized using the level effective rate interest method. Amortization is recognized as a component of current interest expense.

Notes payable are evaluated at issuance to determine whether or not they have features or terms which would be treated as embedded derivatives that are required to be bifurcated under ASC 815, *Derivatives and Hedging* ("ASC 815"). As of December 31, 2024 and 2023, Notes payable did not have any embedded derivatives required to be bifurcated.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the associated debt. Debt issuance costs are presented in the Company's Consolidated Balance Sheets as a direct deduction from the carrying amount of the debt liability consistent with the debt discount.

Contingent Value Rights Liabilities

As described in Note 9 — Contingent Value Rights and Warrant Liabilities, on the Effective Date, pursuant to the Plan of Reorganization, the Company entered into a contingent value rights agreement (the "Contingent Value Rights Agreement") which provides for the issuance of the contingent value rights (the "CVRs") to certain creditors and provides for the issuance of CVRs issued to holders of allowed general unsecured claims ("GUC") (in such capacity, the "GUC Payees") (the "GUC CVRs"). The CVRs and GUC CVRs are equity-linked instruments which are either only cash settled or in some instances share settled at the Company's sole discretion. The Company determined that these equity-linked instruments are not indexed to the Company's stock and are required to be recognized as liabilities which are, initially and subsequently, measured at fair value with changes in value reflected in Net loss.

Warrant Liabilities

The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The classification of derivative instruments, including whether such instruments should be classified as liabilities or as equity, is re-assessed at the end of each reporting period.

Prior to the Effective Date, the Company had public warrants and private placement warrants that were recognized as derivative liabilities. Accordingly, the Company recognized the warrant instruments as liabilities at fair value and adjusted the instruments to fair value at each reporting period. The liabilities were subject to re-measurement at each balance sheet date, and any change in fair value was recognized in the Company's Consolidated Statements of Operations and presented as Change in fair value of warrants and contingent value rights. The initial and subsequent estimated fair value of both the public warrants and private placement warrants was based on the listed price in an active market for the public warrants.

As described in Note 9 — Contingent Value Rights and Warrant Liabilities, on the Effective Date, pursuant to the Plan of Reorganization, holders of the Company's previous common stock received warrants. The warrants are equity-linked instruments. The Company determined that these equity-linked instruments are not indexed to the Company's stock and are required to be recognized as liabilities which are, initially and subsequently, measured at fair value with changes in value reflected in Net income (loss).

Revenue From Contracts With Customers - Digital Asset Self-Mining Revenue

The Company recognizes revenue in accordance with ASC 606, *Revenue Recognition* ("ASC 606").

One of the Company's ongoing major or central operations is to provide a service of performing hash calculations to third-party pool operators alongside collectives of third-party bitcoin miners (such collectives, "mining pools") as a participant. The Company considers the third-party mining pool operators to be its customers under Topic 606. Contract inception and our enforceable right to consideration begins when we commence providing hash calculation services to the mining pool operators. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. As such, the duration of a contract is less than a day and may be continuously renewed multiple times throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

The Company is entitled to non-cash compensation based on the Full-Pay-Per-Share ("FPPS") model of the mining pool it is a participant in. FPPS pools pay block rewards and transaction fees, less mining pool fees and the participants are entitled to non-cash consideration even if a block is not successfully validated by the mining pool operator. The Company is entitled to compensation once it begins to perform hash calculations for the pool operator in accordance with the operator's specifications over a 24-hour period beginning mid-night UTC and ending 23:59:59 UTC on a daily basis. The non-cash consideration that we are entitled to for providing hash calculations to the pool operator under the FPPS payout method is made up of block rewards and transaction fees less pool operator expenses determined as follows:

- The non-cash consideration in the form of a block reward is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the daily hash calculations that we provided to the pool operator as a percent of the Bitcoin Network's implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin Network block rewards expected to be generated for the same daily period.

- The non-cash consideration in the form of transaction fees paid by transaction requestors is based on the share of total actual fees paid over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the Bitcoin Network during the 24-hour period as a percent of total block rewards the Bitcoin Network actually generated during the same 24-hour period, multiplied by the block rewards we earned for the same 24-hour period noted above.

- The block reward and transaction fees earned by the Company is reduced by mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent we perform hash calculations and generate revenue in accordance with the pool operator's payout formula during the same 24-hour period beginning mid-night UTC daily.

The above non-cash consideration is variable, since the amount of block reward earned depends on the amount of hash calculations we perform; the amount of transaction fees we are entitled to depends on the actual Bitcoin Network transaction fees over the same 24-hour period; and the operator fees for the same 24-hour period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator's agreement. While the non-cash consideration is variable, the Company has the ability to estimate the variable consideration at contract inception with reasonable certainty without the risk of significant revenue reversal. The Company does not constrain this variable consideration because it is probable that a significant reversal in the amount of revenue recognized from the contract will not occur when the uncertainty is subsequently resolved and recognizes the non-cash consideration on the same day that control is transferred, which is the same day as contract inception.

The Company measures the non-cash consideration using the spot rate for Bitcoin as quoted on Coinbase Global, Inc., the Company's principal market. The Company recognizes non-cash consideration on the same day that control of the contracted service is transferred to the pool operator, which is the same day as the contract inception.

Direct expenses associated with providing hash calculation services to a third-party operated mining pool are recorded as cost of revenues. Depreciation and amortization expenses on fixed and right-of-use assets, including digital asset mining equipment, used to provide the services are also recorded as a component of cost of revenues.

Revenue From Contracts With Customers - Digital Asset Hosted Mining Services

The Company generates revenue from contracts with customers from digital asset hosted mining services. Prior to fiscal 2023, the "*Digital Asset Hosted Mining*" segment also included sales of mining equipment to customers and was referred to as "Hosting and

Equipment Sales", when the Company also recognized revenue from contracts with customers from sales of computer equipment, in which the Company generally recognized revenue when control of the promised equipment was transferred to customers. The Company generally recognizes revenue when the promised service is performed. Revenue excludes any amounts collected on behalf of third parties, including sales and indirect taxes.

Hosting Services

The Company regularly enters contracts that include hosting services, for which revenue is recognized as services are performed on a variable basis. The Company performs hosting services that enable customers to run blockchain and other high-performance computing operations. The Company's performance obligation related to these services is satisfied over time. The Company recognizes revenue for services that are performed on a consumption basis, such as the amount of electricity used in a period, based on the customer's use of such resources. The Company recognizes variable consumption usage hosting revenue each month as the uncertainty related to the consideration is resolved, hosting services are provided to our customers, and our customers utilize the hosting services (the customer simultaneously receives and consumes the benefits of the Company's performance). The Company generally bills its customers in advance based on estimated consumption under the contract. The Company recognizes revenue based on actual consumption in the period and invoices adjustments in subsequent periods or retains credits toward future consumption. The term between invoicing and when payment is due typically does not exceed 30 days.

Equipment Sales (Applicable to year ended December 31, 2022)

The Company entered into contracts with more than one performance obligation. For example, the Company entered into contracts that include both hosting services and sales of computer equipment to those same customers, for which revenue was recognized at the point in time when control of the equipment was transferred to the customer (typically at the start of the contract period). For these contracts, revenue was recognized based on the relative standalone selling price of each performance obligation in the contract.

The Company recognized revenue from sales of computer equipment to customers at the point in time when control of the equipment is transferred to the customer, which generally occurred upon deployment of the equipment. Customers made a series of deposits on equipment purchases with the final payment typically being due at least one month prior to deployment. Self-mining computer equipment that was subsequently sold to customers was recognized as Equipment Sales to Customers in the Company's Consolidated Statements of Operations. We do not expect to enter equipment sales contracts in the future or to have any equipment sales revenue after December 31, 2022.

Revenue Recognition - HPC Hosting Revenue

Our HPC hosting segment generates revenue by licensing data center space to our customer under licensing agreements. These arrangements contain lease components for the right to use data center space and nonlease components for power delivery, physical security, and maintenance services. We have elected the practical expedient available under ASC Topic 842, *Leases*, to combine the nonlease revenue components that have the same pattern of transfer as the related operating lease components into a single combined component. The single combined component is accounted for under ASC Topic 842 as an operating lease if the lease components are the predominant components and is accounted for under ASC Topic 606 if the nonlease components are the predominant components. The lease components are the predominant components in our current licensing arrangements and the single combined component in these arrangements are accounted for under the operating lease guidance of ASC Topic 842.

We have concluded that it is probable that substantially all of the payments will be collected over the term of the arrangements and recognize the total combined component license payments under the agreements on a straight-line basis over the non-cancellable term. Straight-line license revenue represents the difference in revenue recognized during the period and the license payments due pursuant to the underlying arrangement as deferred revenue in the consolidated balance sheets. Certain arrangements include options to extend the term. These extension options are not reasonably certain to be exercised and are excluded from the lease term and calculation of lease payments at lease commencement.

Certain licensing arrangements provide for variable payments for power delivery services and maintenance services on customer assets and reimbursements for lessor costs such as taxes. Payments for physical security and other routine maintenance services are included in the fixed lease payments. Power delivery services represent a stand ready obligation to make power available to the customer over the coterminous lease term and have the same pattern of transfer as the related operating lease components. Customers may request and the Company may provide maintenance services on customer assets during the coterminous lease term. Customers are charged monthly for fees incurred on these maintenance services delivered and actual power costs incurred at current utility or fuel cost rates. These payments from customers for power delivery and maintenance services are recognized as variable lease payments in accordance with the practical expedient elected. Variable lease payments are presented on a gross basis and are included in HPC hosting revenue in the Consolidated Statements of Operations.

Performance Obligation Commitments

The Company's performance obligation commitments relate to digital asset hosted mining services. The Company has performance obligations associated with commitments in customer digital asset hosted mining contracts for future services that have not yet been recognized in the financial statements. As of December 31, 2024, for contracts with original terms that exceed one year (typically ranging from 15 to 24 months), we expect to recognize approximately $8.4 million of revenue in the future related to performance obligations associated with existing hosted mining contracts. The Company expects to recognize approximately 100% of this amount over the next 12 months.

Costs of Revenue

The Company's Cost of Digital Asset Self-Mining, Cost of Digital Asset Hosted Mining Services, and Cost of HPC Hosting Services primarily consist of power fees, depreciation expense, facility operations expense and employee compensation, including stock-based compensation. Cost of Equipment Sales represented costs of computer equipment sold to customers.

Stock-Based Compensation

Under ASC 718, *Stock Compensation* ("ASC 718") estimated fair value uses a fair-value-based method. Stock-based compensation expense is measured at the grant date based on the estimated fair value of the equity award. The estimated fair value of restricted stock units ("RSUs") with only service conditions is based on the closing market price of the Company's common stock on the date of grant. The estimated fair value of market condition restricted stock units ("MSUs") is estimated on the date of grant using the Monte-Carlo pricing model for each service and market condition tranche.

For RSU awards with only service conditions, the estimated fair value of the equity awards is recognized as expense on a straight-line basis, less actual forfeitures as they occur, over the requisite service period for the entire award, which is generally the vesting period. For RSU awards with service and market conditions, the compensation expense is recognized for each separately vesting portion of the award, or tranche, as if it were a separate award with its own vesting and exercise conditions (i.e., on an accelerated attribution basis). The estimated fair value of each tranche is recognized as expense on a straight-line basis, less actual forfeitures as they occur, over the requisite service for the tranche. The requisite service period of each tranche is the greater of the derived service period from the market condition or the service condition vesting period. See Note 12 — Stockholders' Deficit for more information about the service and market conditions associated with the Company's equity awards.

Research and Development

The Company's research and development expenses primarily include personnel costs associated with technology and product development and data science research. Research and development costs are expensed as incurred.

Income Taxes

The Company is subject to income taxes mainly in the jurisdictions in which it provides various infrastructure, technology and hosting services. The Company's tax position requires significant judgment in order to properly evaluate and quantify tax positions and to determine the provision for income taxes.

The Company uses the assets and liabilities method to account for income taxes, which requires that deferred tax assets and deferred tax liabilities be determined based on the differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the years in which the differences are expected to be reversed. The Company estimates its actual current tax expense, including permanent charges and benefits, and the temporary differences resulting from differing treatment of items, for tax and financial accounting purposes.

The Company assesses whether it is more likely than not that its deferred tax assets will be realized by considering both positive and negative evidence. If the Company believes that recovery of these deferred tax assets is not more likely than not, the Company establishes a valuation allowance. Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considered all available evidence, including recent operating results, projections of future taxable income, the reversal of taxable temporary differences, and the feasibility of tax planning strategies.

GAAP sets forth a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are included within Income Tax Expense. Accrued interest and penalties are included in the related tax liability line in the Company's Consolidated Balance Sheets.

The Company adjusts its reserves for tax positions in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate based on new facts or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, the differences are recorded as adjustments to the provision for income taxes in the period in which such determination is made. The provision (benefit) for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

The Company's future effective tax rates could be adversely affected by changes in the valuation of the Company's deferred tax assets or liabilities, or changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, the Company is subject to examination of income tax returns by various tax authorities. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provisions for income taxes.

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which will improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 will be applied retrospectively and are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 as of January 1, 2024, which resulted in the disclosure of significant segment expenses in Note 15 — Segment Reporting. There was no impact to the Company's financial position, results of operations or cash flows as a result of the adoption.

In December 2023, the FASB issued ASU 2023-08, *Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets* ("ASU 2023-08"). On January 1, 2024, the Company elected to early adopt ASU 2023-08. For a discussion of the impact of this standard, see the "Digital Assets" policy within this footnote.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). Under this ASU, public business entities must annually "(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate)." The amendments in ASU 2023-09 will be applied on a prospective basis and are effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendment should be applied prospectively, however, retrospective application is also permitted. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

There are no other new accounting pronouncements that are expected to have a significant impact on the Company's unaudited consolidated financial statements.

3.   CHAPTER 11 FILING AND EMERGENCE FROM BANKRUPTCY

Chapter 11

On December 21, 2022 (the "Petition Date"), the Debtors filed the Chapter 11 Cases in the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code. The Chapter 11 Cases are jointly administered under Case No. 22-90341. The Debtors continued to operate their business and managed their properties as DIP under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

On June 20, 2023, the Debtors filed with the Bankruptcy Court (i) a proposed Joint Chapter 11 Plan of Reorganization of Core Scientific, Inc. and its Debtor Affiliates and a related proposed form of Disclosure Statement, and on January 15, 2024, the Debtors filed the Fourth Amended Joint Chapter 11 Plan of Reorganization of Core Scientific, Inc. and its Affiliated Debtors (with Technical Modifications) with the Bankruptcy Court.

On September 19, 2023, the Debtors, the ad hoc group of the Debtors' secured convertible notes holders (the "Ad Hoc Noteholder Group") and the equity committee (the "Equity Committee") reached an agreement in principle with respect to the economic terms of the Plan of Reorganization (the "Mediated Settlement"). The Debtors, the Ad Hoc Noteholder Group and the Equity Committee continued to work and negotiate in good faith to document the Mediated Settlement, resolve certain open issues and culminating in the Plan of Reorganization.

On January 16, 2024, the Bankruptcy Court entered the Confirmation Order among other things, confirming the Plan of Reorganization. On January 23, 2024, (the "Effective Date"), the conditions to the effectiveness of the Plan of Reorganization were satisfied or waived and the Company emerged from bankruptcy.

See Notes 8 — Convertible and Other Notes Payable, 9 — Contingent Value Rights and Warrant Liabilities, and 12 — Stockholders' Deficit for additional information about the Company's emergence from bankruptcy.

Original DIP Credit Agreement and Restructuring Support Agreement

In connection with the Chapter 11 Cases, the Debtors entered into a senior secured super-priority debtor-in-possession loan and security agreement, dated as of December 22, 2022 (the "Original DIP Credit Agreement"), with Wilmington Savings Fund Society, FSB, as administrative agent, and the lenders from time to time party thereto (collectively, the "Original DIP Lenders"). The Original DIP Lenders are also holders or affiliates, partners or investors of holders under the Company's notes sold pursuant to (i) the Secured Convertible Note Purchase Agreement, dated as of April 19, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Core Scientific, Inc. (as successor of Core Scientific Holding Co.), the guarantors party thereto from time to time, U.S. Bank National Association, as note agent and collateral agent, and the purchasers of the notes issued thereunder (the "Secured Convertible Notes"), and (ii) the Convertible Note Purchase Agreement, dated as of August 20, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Core Scientific, Inc. (as successor of Core Scientific Holding Co.), the guarantors party thereto from time to time, U.S. Bank National Association, as note agent and collateral agent, and the purchasers of the notes issued thereunder (the "Other Convertible Notes," and together with the Secured Convertible Notes, the "Convertible Notes").

Also in connection with the filing of the Chapter 11 Cases, the Company entered into a restructuring support agreement (together with all exhibits and schedules thereto, the "Restructuring Support Agreement") with the ad hoc group of noteholders, representing more than 70% of the Ad Hoc Noteholder Group pursuant to which the Ad Hoc Noteholder Group agreed to provide commitments for a debtor-in-possession facility (the "Original DIP Facility") of more than $57 million and agreed to support the syndication of up to an additional $18 million in new money debtor-in-possession facility loans to all holders of Convertible Notes. The Company terminated the Restructuring Support Agreement pursuant to a "fiduciary out" which permitted the Company to pursue better alternatives.

Replacement DIP Credit Agreement

On February 2, 2023, the Bankruptcy Court entered an interim order authorizing, among other things, the Debtors to obtain senior secured non-priming super-priority replacement post-petition financing (the "Replacement DIP Facility"). On February 27, 2023, the Debtors entered into a senior secured super-priority replacement debtor-in-possession loan and security agreement governing the Replacement DIP Facility (the "Replacement DIP Credit Agreement"), with B. Riley Commercial Capital, LLC, as administrative agent (the "Administrative Agent"), and the lenders from time to time party thereto (collectively, the "Replacement DIP Lender"). Proceeds of the Replacement DIP Facility were used to, among other things, repay amounts outstanding under the original debtor-in-possession facility that was entered into in connection with the filing of the Chapter 11 Cases (the "Original DIP Facility"), including payment of all fees and expenses required to be paid under the terms of the Original DIP Facility. These funds, along with ongoing cash generated from operations, were anticipated to provide the necessary financing to effectuate the planned restructuring, facilitate the emergence from Chapter 11, and cover the fees and expenses of legal and financial advisors.

On March 1, 2023, the Bankruptcy Court entered an order approving the Replacement DIP Facility on a final basis and the terms under which the Debtors are authorized to use the cash collateral of the holders of their convertible notes (the "Final DIP Order").

On July 4, 2023, the Debtors, the Administrative Agents and the Replacement DIP Lender entered into the First Amendment to the Replacement DIP Credit Agreement.

In January 2024, the Replacement DIP Facility was repaid in full and terminated on the Effective Date of the Company's Plan of Reorganization.

Federal Income Tax Consequences

As of December 31, 2023, the Tax Group had net operating loss ("NOL") carryforwards of approximately $330.2 million (all of which are post-2017 NOLs that are subject to an 80% taxable income limitation) and certain other tax attributes before taking into account the implementation of the Plan of Reorganization. An ownership change is not expected with the implementation of the Plan of Reorganization which would, if it occurred, limit our ability to utilize our NOL carryforwards under Sec. 382 of the Internal Revenue Code (the "Tax Code"). However, certain future equity trading activity and other actions could result in an ownership change of the Tax Group independent of the Plan of Reorganization, which could adversely affect the ability of the Debtors to utilize their tax attributes. In addition, as discussed below, in connection with and as a result of the implementation of the Plan of Reorganization, the amount of the Tax Group's NOL carryforwards, and possibly certain other tax attributes, may be reduced.

In general, the Tax Code provides that a debtor in a bankruptcy case must reduce certain of its tax attributes - such as NOL carryforwards and current year NOLs, capital loss carryforwards, tax credits, and tax basis in assets - by the amount of any cancellation of debt ("COD") incurred pursuant to a confirmed chapter 11 plan. Based on the Plan of Reorganization, the Tax Group is expected to incur COD income for U.S. federal income tax purposes as a result of the implementation of the Plan of Reorganization and, thus, expect that the Tax Group's NOL carryforwards or other tax attributes will be reduced as a result of any COD incurred.

Sec. 163(l) generally disallows a corporate issuer's interest deductions with respect to debt instruments payable in equity of the issuer or a related party. A debt instrument is considered "payable in equity" if by the terms of the instrument, or at the option of an issuer or related party, a substantial amount of the principal or interest is (1) required to be paid in or converted into equity, or (2) determined by reference to the value of equity. In addition, debt is considered payable in equity if the overall arrangement is such that it is "reasonably expected" that the issuer will pay in or by reference to equity, even if the issuer's payment in or by reference to equity is conditioned on events outside the issuer's control. Pursuant to the current terms of certain new debts, the Debtors may pay a portion of the interest in stock and, under certain circumstances, require the conversion of such notes into stock. In addition, a holder of the respective debts may at its option convert the notes into stock. The proper application of Sec. 163(l) in the case of the new debts is subject to varying interpretations. However, based on the current terms of the new debts, the Debtors expect disallowance of deductibility of certain interest with respect to the new debts under Sec. 163(l).

Settlements

NYDIG Settlement

On February 26, 2023, the Bankruptcy Court entered an order (the "NYDIG Order"), whereby the Debtors and NYDIG agreed that the Debtors would transfer the miners serving as collateral under the NYDIG Loan back to NYDIG over a period of several months in exchange for the full extinguishment of the NYDIG Loan. The final shipment of miners serving as collateral under the NYDIG loan occurred during the quarter ended March 31, 2023, after which the NYDIG Loan was extinguished in full and the Company recorded a $20.8 million Gain on debt extinguishment in the Company's Consolidated Statements of Operations for the year ended December 31, 2023.

Priority Power Settlement

On March 20, 2023, the Bankruptcy Court entered an order (the "Priority Power Order"), whereby the Debtors and Priority Power Management, LLC ("Priority Power") agreed that the Debtors would transfer equipment to Priority Power and assume an Energy Management and Consulting Services Agreement and other new agreements. Priority Power was determined to have a single aggregate allowed claim of $20.8 million, which was secured by a perfected mechanic's lien. The claim was deemed paid and fully satisfied by transfer of specific equipment from the Debtors to Priority Power on the date of the Priority Power Order, thereby releasing all Priority Power liens. The satisfaction of the obligation and transfer of the equipment is a noncash transaction which occurred during the quarter ended March 31, 2023, and resulted in a gain of $4.9 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023.

City of Denton Lease Settlement

On August 16, 2023, the Bankruptcy Court entered an order (the "City of Denton Order"), approving the parties' agreement to settle all claims of City of Denton and Denton Municipal Electric ("Denton") against the Debtors and releasing any and all liens related to the Debtors' lease of the Denton facility in exchange for the Debtors' execution lease cure costs totaling $1.5 million. There was no impact to the Consolidated Statements of Operations as a result of the satisfaction of the settlement.

Huband-Mantor Construction Settlement

On August 18, 2023, the Bankruptcy Court entered an order (the "HMC Order"), approving the parties' agreement to settle all claims of Huband-Mantor Construction ("HMC") and its subcontractors against the Debtors and releasing any and all liens in favor of HMC and its subcontractors in exchange for the Debtors' payment of $2 million and the Debtors' execution of a promissory note in favor of HMC in the principal amount of $15.5 million. The promissory note is secured by a mortgage of the Debtors Cottonwood 1 facility in Texas. The satisfaction of the settlement resulted in a loss of $8.3 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023. See Note 8 — Convertible and Other Notes Payable for further discussion of the promissory note.

Celsius Mining LLC Settlement

On September 14, 2023, the Debtors and Celsius Mining LLC ("Celsius") entered into a purchase and sale agreement, as amended, (the "PSA") that provides, in addition to a full mutual release of claims asserted against each party in the respective bankruptcy cases, for a cash payment by Celsius to the Company of $14.0 million and a full and final release of all claims of Celsius against the Debtors related to the Celsius Contracts, in exchange for the Debtors': (i) sale to Celsius of the Debtors' Ward County, Texas bitcoin mining data center site (the "Cedarvale Facility") and certain related assets, (ii) grant to Celsius of a perpetual, non-transferable (except as described in Section 14 of the PSA), non-exclusive limited license to use identified Company intellectual property solely as and to the extent necessary to (x) finish construction and development of the Cedarvale Facility, (y) develop and construct other mining facilities on other properties owned or leased by Celsius similar in type and scope to the Cedarvale Facility, and (z) operate all of the foregoing, (iii) assumption and assignment to Celsius of certain executory contracts, and (iv) unequivocal release of claims against Celsius asserted by the Company in connection with the Celsius Chapter 11 Cases and the Company's Chapter 11 Cases. On November 2, 2023, the Company received the payment of $14.0 million from Celsius in connection with the PSA.

The sale of the Cedarvale Facility resulted in a loss of $2.2 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023.

ACM ELF ST LLC Lease Settlement

In September 2023, the Company entered into a $7.5 million equipment finance agreement with ACM ELF ST LLC in settlement and satisfaction of a previous equipment finance agreement which resulted in a gain of $5.0 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023. See Note 8 — Convertible and Other Notes Payable for further discussion of the promissory note.

J.W. Didado Electric, LLC Settlement

On October 2, 2023, the Bankruptcy Court entered an order (the "J.W. Didado Order"), approving the parties' agreement to settle all claims of W. Didado Electric, LLC ("Didado") against the Debtors and releasing any and all liens related to the Debtors' Muskogee datacenter in exchange for the Debtors' execution of an unsecured promissory note in favor of Didado in the principal amount of $13 million to be paid over 36 months upon emergence from bankruptcy. The satisfaction of the settlement resulted in a loss of $0.7 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023.

Trilogy LLC Settlement

On October 2, 2023, the Bankruptcy Court entered an order (the "Trilogy Order"), approving the parties' agreement to settle all claims of Trilogy LLC ("Trilogy") against the Debtors and releasing any and all liens related to the Trilogy contracts in exchange for the Debtors' execution of an unsecured promissory note in favor of Trilogy in the principal amount of $2.9 million to be paid over 30 months starting three months after the confirmation date. The satisfaction of the settlement resulted in a gain of $0.4 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023.

Harper Construction Company, Inc. Settlement

On November 4, 2023, the Bankruptcy Court entered an order (the "Harper Order"), approving the parties agreement to settle all claims of Harper Construction Company, Inc ("Harper") against the Debtors and releasing any and all liens related to the Debtors' Muskogee datacenter in exchange for the Debtors' execution of an unsecured promissory note in favor of Harper in the principal amount of $4.7 million to be paid over 30 months starting forty-five days after the emergence date. The satisfaction of the settlement resulted in a loss of $5.0 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023.

Dalton Settlement

On December 29, 2023, the Bankruptcy Court entered an order (the "Dalton Settlement Agreement"), approving the parties' agreement to settle all claims of Dalton Utilities ("Dalton") against the Debtors including the Dalton Cure Claims in exchange for Debtors' execution of an unsecured promissory note. As of December 31, 2023, the Company accrued the face value of the pending settlement of $9.1 million as the execution of the promissory note is still pending. The satisfaction of the settlement resulted in a gain of $1.1 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023.

Maddox Settlement

On January 16, 2024, the Bankruptcy Court entered an order (the "Maddox Settlement") approving the parties' agreement to terminate and reject all existing purchase orders and enter into a new purchase order. Pursuant to the new purchase order, the Company will pay a total purchase price of $2.8 million in seven equal monthly installments to Maddox Industrial Transformer LLC ("Maddox") for 39 18 kilovolt transformers. The satisfaction of the settlement resulted in a loss of $1.3 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023.

Sphere 3D Corp. and Gryphon Settlement

On January 16, 2024, the Bankruptcy Court entered an order (the "Core-Sphere-Gryphon Order"), granting Sphere 3D Corp ("Sphere") an allowed $10 million general unsecured claim and a complete and final release of all claims of Sphere and Gryphon Digital Mining, Inc. ("Gryphon") against the Debtors related to the hosting contracts. As part of the resolution, all miners have been returned to the client. Furthermore, the adversary proceeding was dismissed with prejudice, against both Gryphon and Sphere. The satisfaction of the settlement resulted in a gain of $23.3 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023.

McCarthy & Humphrey Settlement

On January 18, 2024, the Bankruptcy Court entered an order (the "McCarthy Order") approving the parties' agreement to settle all claims and release all liens of McCarthy Building Companies, Inc. ("McCarthy") and Humphrey & Associates, Inc. ("Humphrey") against the Company in exchange for cash payments ($6.8 million to McCarthy and $5.6 million to Humphrey) within 90 days of emergence and promissory notes (to McCarthy in principal amount of $5.4 million and to Humphrey in principal amount of $1.4 million). However, if the Company delivers notice to McCarthy to proceed with construction activities, the Company will make the cash payments within three business days of such notice, and pay off the promissory notes in full within one business day of such notice. As the amount of the expected settlement results in amounts that are estimable and probable, the Company accrued for those liabilities as of December 31, 2023. The satisfaction of the settlement resulted in a loss of $4.6 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023.

Foundry Settlement

On January 16, 2024, the Bankruptcy Court entered an order (the "Foundry Order"), granting Foundry Digital LLC ("Foundry") an allowed $5.5 million general unsecured claim and a comprehensive release of all claims of Foundry against the Debtors. Concurrently, hosting contracts are assumed, and common stock in Core after emergence from bankruptcy have been confirmed as part of the resolution. The satisfaction of the settlement resulted in a gain of $12.6 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023.

Oklahoma Gas & Electric Settlement

On January 24, 2024, the Bankruptcy Court entered an order (the "OG&E Order"), granting Oklahoma Gas & Electric Company ("OG&E") an allowed $4.8 million general unsecured claim in full and final satisfaction of all claims of OG&E against the Debtors. The satisfaction of the settlement resulted in a loss of $4.8 million recorded to Reorganization items, net in the Consolidated Statements of Operations for the year ended December 31, 2023.

Reorganization items, net and Liabilities Subject to Compromise

Effective on December 21, 2022, the Company began to apply the provisions of ASC 852, *Reorganizations* ("ASC 852"), which is applicable to companies under bankruptcy protection, and requires amendments to the presentation of certain financial statement line items. ASC 852 requires that the financial statements for periods including and after the filing of the Chapter 11 Cases distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Expenses (including professional fees), realized gains and losses, and provisions for losses that can be directly associated with the reorganization must be reported separately as Reorganization items, net in the Consolidated Statements of Operations beginning December 21, 2022, the date of filing of the Chapter 11 Cases. As of December 31, 2023, liabilities that were affected by the Plan of Reorganization were classified as liabilities subject to compromise at the amounts expected to be allowed by the Bankruptcy Court, even if they may have been settled for lesser amounts as a result of the Plan of Reorganization or negotiations with creditors. If there was uncertainty about whether a secured claim was under secured, or would be impaired under the Plan of Reorganization, the entire amount of the claim was included with prepetition claims in liabilities subject to compromise. After the Effective Date, any resulting changes in classification were reflected in subsequent financial statements.

As a result of the filing of the Chapter 11 Cases on December 21, 2022, the classification of pre-petition indebtedness was generally subject to compromise pursuant to the Plan of Reorganization. Generally, actions to enforce or otherwise effect payment of pre-bankruptcy filing liabilities were stayed. The Bankruptcy Court granted the Debtors authority to pay certain pre-petition claims in designated categories and subject to certain terms and conditions. This relief generally was designed to preserve the value of the Debtors' businesses and assets. Among other things, the Bankruptcy Court authorized the Debtors to pay certain pre-petition claims relating to employee wages and benefits, taxes and critical vendors. The Debtors paid undisputed post-petition liabilities in the ordinary course of business. In addition, the Debtors rejected certain pre-petition executory contracts and unexpired leases with respect to their operations with the approval of the Bankruptcy Court. Any damages resulting from the rejection of executory contracts and unexpired leases were treated as general unsecured claims and paid in full.

Reorganization items, net incurred as a result of the Chapter 11 Cases presented separately in the accompanying Consolidated Statements of Operations were as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Professional fees and other bankruptcy related costs	$ 21,480	$ 92,195	$ 2,302
Negotiated settlements:			
Priority Power	—	(4,878)	—
ACM ELF ST LLC Lease	—	(5,003)	—
HMC	—	8,269	—
Trilogy	—	(385)	—
Didado	—	657	—
Celsius - Cedarvale PSA	—	2,175	—
Harper	—	4,977	—
McCarthy	—	4,590	—
Dalton	581	(1,122)	—
Gryphon	1	(23,260)	—
Foundry	—	(12,636)	—
OG&E	—	4,800	—
Maddox	(2,843)	1,277	—
Other, net	(8)	14	—
Total negotiated settlements	(2,269)	(20,525)	—
Satisfaction of allowed claims:			
Extinguishment of secured and other convertible notes	(10,831)	—	—
Extinguishment of miner equipment lender loans and leases	(102,024)	—	—
Satisfaction of general unsecured creditor claims	(31,167)	—	—
Satisfaction of cures and other claims	231	94,567	—
Total satisfaction of allowed claims	(143,791)	94,567	—
Reimbursed claimant professional fees	12,802	—	—
Debtor-in-possession financing costs	339	24,885	—
Write-off of debt issuance costs and original issue net discount on liabilities subject to compromise	—	—	3,529
(Gain) from adjustment of liabilities subject to compromise fair value to expected allowed amount	—	—	(203,236)
Reorganization items, net	$ (111,439)	191,122	$ (197,405)

During the year ended December 31, 2024, there were significant reorganization related gains resulting primarily from satisfaction of allowed claims under the Plan of Reorganization on the Effective Date and negotiated settlements, partially offset by professional fees and other bankruptcy related costs. These reorganization related impacts were classified as Reorganization items, net until the Effective Date. Reorganization costs incurred after the Effective Date have been classified as General and administrative expense.

The accompanying Consolidated Balance Sheet as of December 31, 2023, includes amounts classified as Liabilities subject to compromise, which represented liabilities the Company estimated would be allowed as claims in the Chapter 11 Cases by the Court. These amounts represented the Company's estimate of known or potential obligations to be resolved in connection with the Chapter 11 Cases.

Liabilities subject to compromise consisted of the following (in thousands):

	December 31, 2023
Accounts payable	$ 36,678
Accrued expenses and other current liabilities	20,300
Accounts payable, and accrued expenses and other current liabilities	$ 56,978
Debt subject to compromise	$ 41,777
Accrued interest on liabilities subject to compromise	580
Leases, debt and accrued interest	42,357
Liabilities subject to compromise	$ 99,335

Pre-petition unsecured and secured claims which were identified as impaired and subject to compromise during the bankruptcy process were reclassified to Liabilities subject to compromise. During the year ended December 31, 2023, improvements in the Company's condition and other developments indicated that secured claims which were initially considered subject to compromise at the beginning of the bankruptcy process and at December 31, 2022, were determined to no longer be subject to compromise as of December 31, 2023.

Final determination of the value at which liabilities were settled was made when the Plan of Reorganization became effective and the Company emerged from bankruptcy.

4. BUSINESS COMBINATION AND RESTRUCTURING

Merger Agreement

In 2021, Power & Digital Infrastructure Acquisition Corp., a Delaware corporation ("XPDI"), entered into that certain Agreement and Plan of Reorganization and Merger, dated as of July 20, 2021, as amended on October 1, 2021, and as further amended on December 29, 2021, by and among Core Scientific Holding Co., XPDI Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of XPDI ("Merger Sub") and XPDI (the "Merger Agreement"). XPDI's stockholders approved the transactions (collectively, the "Merger" or "Business Combination") contemplated by the Merger Agreement at a special meeting of stockholders held on January 19, 2022 (the "Special Meeting").

Pursuant to the terms of (a) the Merger Agreement and (b) that certain Agreement and Plan of Merger, dated as of October 1, 2021, as amended on January 14, 2022, by and among XPDI, Core Scientific Holding Co., XPDI Merger Sub 3, LLC, a Delaware limited liability company and wholly owned subsidiary of XPDI ("Merger Sub 3"), and Blockcap, Inc., a Nevada corporation and wholly owned subsidiary of Core Scientific ("Blockcap"), the Business Combination was effected by (i) the merger of Merger Sub with and into Core Scientific (the "First Merger"), which occurred on January 19, 2022 (the "Closing Date"), with Core Scientific surviving the First Merger as a wholly owned subsidiary of XPDI, (ii) the merger of Core Scientific with and into XPDI (the "Second Merger"), which occurred on January 20, 2022, with XPDI surviving the Second Merger, and (iii) following the closing of the Second Merger on January 20, 2022, the merger of Blockcap with and into Merger Sub 3 (the "Third Merger"), with Merger Sub 3 surviving the Third Merger as a wholly owned subsidiary of XPDI under the name "Core Scientific Acquired Mining LLC." Immediately prior to the effective time of the First Merger (such effective time of the First Merger, the "Effective Time"), XPDI filed a Second Amended and Restated Certificate of Incorporation (the "Post-Combination Charter") with the Secretary of State of the State of Delaware pursuant to which XPDI changed its name from "Power & Digital Infrastructure Acquisition Corp." to "Core Scientific, Inc." (hereinafter referred to as the "Company") and redesignated its Class A common stock, par value $0.0001 per share ("XPDI Class A Common Stock"), and Class B common stock, par value $0.0001 per share ("XPDI Class B Common Stock"), as common stock, par value $0.0001, of the Company ("New Core Common Stock"). The Exchange Ratio (as defined in the Merger Agreement) was 1.60015286880 of a share of New Core Common Stock per fully-diluted share of Legacy Core.

In connection with the Special Meeting and the Business Combination, holders of 12.3 million of the 34.5 million then-outstanding shares of XPDI Class A Common Stock exercised their right to redeem their shares for cash at a redemption price of approximately $10.00 per share, for an aggregate redemption amount of $123.5 million.

The Business Combination provided gross proceeds of approximately $221.6 million from the XPDI trust account, resulting in approximately $201.0 million in net cash proceeds to Core Scientific, after the payment of transaction expenses, which is presented within proceeds from issuance of common stock, net of transaction costs on the consolidated statements of cash flows. Following the Business Combination, Legacy Core stockholders owned 90.7%, former XPDI public stockholders owned 6.7% and XPDI's sponsor owned 2.6% of the issued and outstanding shares of New Core Common Stock, excluding the impact of unvested restricted stock units and options. The proceeds from the Business Combination were used to fund mining equipment purchases and infrastructure build-out.

The Business Combination is accounted for as a reverse recapitalization with the Company being the accounting acquirer. A reverse recapitalization does not result in a new basis of accounting. Accordingly, the reverse recapitalization was treated as the equivalent of Core Scientific Holding Co. issuing stock for the net assets of XPDI, accompanied by a recapitalization. The net assets of XPDI are stated at historical costs, with no goodwill or other intangible assets recorded. The Company identified $18.6 million of direct and incremental transaction costs, which consist of legal, accounting, and other professional services directly related to the Business Combination, of which $7.9 million were recognized during the year ended December 31, 2022. These transaction costs have been allocated to all instruments assumed or issued in the Business Combination on a relative fair value basis as of the date of the Business Combination. Transaction costs of $16.6 million have been allocated to equity-classified instruments and recognized as an adjustment to additional paid-in capital within total stockholders' (deficit) equity. The cash outflows related to these costs have been netted against the proceeds from the issuance of New Core Common Stock upon the Business Combination with XPDI within financing activities on the Company's consolidated statement of cash flows. Transaction costs of $2.0 million have been allocated to liability-classified instruments that are measured at fair value through earnings and have been recognized as a charge within general and administrative expenses for the year ended December 31, 2022.

Immediately prior to the Effective Time, each share of Series A convertible preferred stock, par value $0.0001, of Legacy Core automatically converted into one share of New Core Common Stock, and each share of Series B convertible preferred stock, par value $0.0001, of Legacy Core automatically converted into one share of New Core Common Stock.

In addition, immediately prior to the Effective Time, each share of XPDI Class B Common Stock automatically converted into one share of New Core Common Stock. 1.7 million shares ("SPAC Vesting Shares") are subject to vesting conditions, and will vest i) upon the date on which New Core Common Stock's volume-weighted average price is greater than $12.50 per share for any 20 trading days within any 30 consecutive trading day period within five years of the Closing Date or ii) upon any change in control of the Company, or a sale of substantially all of the Company's assets that results in a change of control that is consummated within five years of the Closing Date that results in a price per share paid to the holders of the Company's Common Stock equal to or in excess of $12.50 per share.

As a result of the Business Combination, all of XPDI's Class A Common Stock and Class B Common Stock automatically converted into shares of New Core Common Stock on a one-for-one basis. XPDI's 8.6 million public warrants issued in its initial public offering (the "Public Warrants") and 6.3 million warrants issued in connection with private placement at the time of XPDI's initial public offering (the "Private Placement Warrants") became warrants for New Core Common Stock.

All share-based compensation awards were converted into comparable equity awards that are settled or exercisable for shares of New Core Common Stock. As a result, each stock option and warrant was converted into an option or warrant to purchase shares of New Core Common Stock based on an exchange ratio of 1.60015286880. Each award of the Company's restricted stock units ("RSUs") was converted into RSUs of New Core based on an exchange ratio of 1.60015286880.

Each convertible note was convertible into New Core Common Stock in accordance with the terms of such convertible promissory note; provided, however, that with respect to outstanding convertible promissory notes for which Core Scientific received a duly executed exercise of conversion in accordance with such convertible promissory note, exercising the right of such holder to convert such convertible promissory note subject to and conditioned upon the occurrence of the Effective Time, the outstanding principal amount and accrued interest as of the Effective Time with respect to such convertible promissory note was converted into shares of New Core Common Stock, equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Core Scientific Common Stock issuable upon the conversion of such convertible promissory note in accordance with such convertible promissory note immediately prior to the Effective Time and (ii) the Exchange Ratio.

Restructuring Activities

During the second quarter of fiscal 2022, market conditions led management to evaluate its operations and refocus its efforts and resources on the core activities of its hosting and mining segments. Management initiated a plan to exit certain activities, technologies and ancillary businesses, and to reduce portions of the Company's workforce including those acquired through Blockcap's acquisition of RADAR. Management completed the restructuring plan in October 2022 and all expected costs of the restructuring plan were recognized as of December 31, 2022.

Cash severance and related payments under the Company's ongoing severance policy of $0.9 million were paid as compensation for the year ended December 31, 2022. In addition to the cash restructuring charges, $1.0 million of stock-based compensation was paid in severance during the year ended December 31, 2022. Total cash and stock-based restructuring charges of $2.3 million were recognized in general and administrative expenses for the year ended December 31, 2022.

As a result of exiting Blockchain Technologies during the second quarter of 2022, $2.0 million of intangible assets ceased to be used. Additionally, the Company determined that $2.5 million of software intangible assets that were previously acquired from Stax Digital LLC would no longer be used as a result of current and planned software upgrades. Consequently, the Company recorded an impairment of other intangible assets of $4.5 million for the year ended December 31, 2022, which is presented within impairment of goodwill and other intangibles on the Company's Consolidated Statements of Operations. Goodwill associated with these activities was included in the goodwill impairment charge of $1.05 billion for the year ended December 31, 2022, of which $996.5 million was related to the Digital Asset Self-Mining reporting unit and $58.2 million was related to the Equipment Sales and Digital Asset Hosted Mining reporting unit.

5. PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment, net as of December 31, 2024 and December 31, 2023 consist of the following (in thousands):

	December 31, 2024	December 31, 2023	Estimated Useful Lives
Land and improvements[1]	$ 23,667	$ 21,852	20 years
Building and improvements	256,086	164,495	12 to 39 years
Mining and network equipment[2]	414,173	441,404	3 to 5 years
Electrical equipment[3]	82,598	64,810	5 to 15 years
Other property, plant and equipment[4]	2,884	2,935	5 to 7 years
Total	779,408	695,496	
Less: accumulated depreciation and amortization[5]	385,922	293,974	
Total	393,486	401,522	
Add: Construction in progress	162,856	183,909	
Property, plant and equipment, net	$ 556,342	$ 585,431	

[1] Estimated useful life of improvements. Land is not depreciated.

[2] Includes finance lease assets of nil and $46.6 million at December 31, 2024 and 2023, respectively.

[3] Includes finance lease assets of $8.5 million and $12.7 million at December 31, 2024 and 2023, respectively.

[4] Includes finance lease assets of $0.4 million and $0.4 million at December 31, 2024 and 2023, respectively.

[5] Includes accumulated amortization for assets under finance leases of $3.0 million and $43.4 million at December 31, 2024 and 2023, respectively.

Depreciation expense, including amortization of finance lease assets, for the years ended December 31, 2024, 2023 and 2022, was $112.3 million, $95.7 million and $224.1 million, respectively.

There were no impairments or indicators of impairment to long-lived assets for the years ended December 31, 2024 and 2023.

During the year ended December 31, 2022, the Company's operating performance and liquidity continued to be severely impacted by the prolonged decrease in the price of bitcoin, the increase in electricity costs, the increase in the global Bitcoin network hash rate and an increase in additional operating costs related to these factors. Additionally, primary and secondary market prices for application-specific integrated circuit ("ASIC") miners of the type used by the Company in its business operations had decreased significantly from previous levels.

During the quarter ended September 30, 2022, the Company evaluated whether the estimated future undiscounted cash flows from the operation of its data center facilities would recover the carrying value of the property, plant and equipment located at the sites and used in site operations, including the Company's deployed mining equipment. Based on this evaluation, the Company determined that the carrying value of the property, plant and equipment at the Cedarvale, Texas facility site may no longer be fully recoverable by the cash flows of the site. The Company measured the amount of impairment at the Cedarvale facility site as the difference between the carrying amount of the site asset group of $119.8 million and the estimated fair value of the site asset group of $60.5 million, resulting in an impairment of the facility site's property, plant and equipment of $59.3 million for the year ended December 31, 2022.

During the quarter ended December 31, 2022, the Company evaluated whether the estimated future undiscounted cash flows from its operations would recover the carrying value of the property, plant and equipment asset groups located at the sites and used in site operations, including the Company's deployed mining equipment. Based on this evaluation, the Company determined that the carrying value of its entire fleet of mining equipment and the other property, plant and equipment at the Cedarvale and Cottonwood, Texas facility sites may no longer be fully recoverable by the cash flows of those asset groups. The Company measured the amount of impairment of its fleet of mining equipment as the difference between their carrying amount of $668.5 million and their estimated fair value of $176.3 million resulting in an impairment of the fleet of mining equipment of $492.2 million. The Company measured the amount of impairment of its other property, plant and equipment at the Cedarvale and Cottonwood, Texas facility sites as the difference between their carrying amount of $174.3 million and their estimated fair value of $135.1 million resulting in an impairment of the other site property, plant and equipment of $39.2 million.

During the year ended December 31, 2022, the Company recognized impairments to property, plant and equipment of $590.7 million.

The Company's analysis involved the use of a combination and corroboration of cost and market approaches. The cost approach has been used to estimate the fair value of some buildings, improvements, electrical equipment and other tangible assets used in combination with other assets. The cost approach was also used to corroborate certain estimates made using the market approach. Significant assumptions used in the cost approach include reproduction and replacement costs, useful service life, and orderly liquidation values. The cost approach utilizes useful service life and other estimates developed by the Company to determine fair value, which are unobservable Level 3 inputs. The market approach has been used to estimate the fair value of the Company's ASIC miners, network equipment, real estate, and other of its buildings, improvements, electrical equipment and other tangible assets. The market approach was also used to corroborate certain estimates made using the cost approach. Valuations using the market approach are derived from manufacturer and secondary market pricing sources and, when available, comparable secondary market transactions. Significant judgment in using the market approach includes the selection of comparable assets based on the most relevant attributes of the evaluated asset, a selection of and modifications to transactions according to comparable use, size, geography and other traits, and the use of broker indications of relative market price metrics. The market approach utilizes comparable use, relative efficiency and other estimates developed by the Company to determine fair value, which are unobservable Level 3 inputs. Unobservable Level 3 inputs are used to measure fair value to the extent that relevant observable inputs are not available. The Company developed its estimates using the best information available at the time.

6.   BALANCE SHEET COMPONENTS

Accrued expenses and other current liabilities as of December 31, 2024 and 2023, consist of the following (in thousands):

	December 31,	
	2024	**2023**
Accrued compensation	$ 34,184	$ 593
Accrued liabilities	249	38,288
Accrued capital expenditures	12,106	416
Accrued interest	5,101	94,311
Other current liabilities	17,590	46,028
Total accrued expenses and other current liabilities	$ 69,230	$ 179,636

[1] Certain prior year amounts have been reclassified for consistency with the current year presentation.

Accrued liabilities includes expenses related audit fees and security services. In 2023, accrued liabilities also included expenses related to settlements. Other current liabilities represents purchases of miners, taxes payable, energy costs, and other operating costs.

7.   LEASES

Lessee Accounting

In February 2024, the Company entered into a lease agreement for a data center in Austin, Texas with a current operating capacity of 20 MW (the "Austin Lease"). The Austin Lease term is eight years. As of December 31, 2024, total future lease payments were expected to be approximately $91.2 million.

In September 2024, the Company entered into a lease agreement by and between the Company and Aubix, LLC (the "Aubix Lease") for approximately 5.7 acres of land, including a 40,000 square foot building that the Company intends to use for its HPC hosting operations. The Aubix Lease commenced in November 2024 when the Company began occupancy of the leased space. The term of the Aubix Lease is 10 years from the commencement date. The Company has the right to extend the term of the Aubix Lease up to an additional 15 years in 5 year increments. At lease inception, total future minimum lease payments related to the Aubix Lease were approximately $43.5 million.

In November 2024, the Company entered into a lease amendment with The City of Denton (the "Denton Lease Amendment") for additional land and access to power. The Denton Lease Amendment created an additional right-of-use asset and was recorded as a new operating lease. The term of the Denton Lease Amendment is 25 years. At lease inception, total future minimum lease payments related to the Denton Lease Amendment were $17.6 million.

The components of operating and finance leases are presented on the Company's Consolidated Balance Sheets as follows (in thousands):

	Financial statement line item	December 31, 2024	December 31, 2023
Assets:			
Operating lease right-of-use assets	Operating lease right-of-use assets	$ 114,472	$ 7,844
Finance lease right-of-use assets	Property, plant and equipment, net	$ 5,873	$ 16,268
Liabilities:			
Operating lease liabilities, current portion	Operating lease liabilities, current portion	$ 9,974	$ 77
Operating lease liabilities, net of current portion	Operating lease liabilities, net of current portion	$ 97,843	$ 1,512
Finance lease liabilities, current portion	Finance lease liabilities, current portion	$ 1,669	$ 19,771
Finance lease liabilities, net of current portion	Finance lease liabilities, net of current portion	$ 3	$ 35,745

Supplemental disclosure of noncash investing and financing activities in the Company's Consolidated Statements of Cash Flows includes a decrease in lease liability due to lease satisfactions on the Effective Date of $50.7 million presented in Extinguishment of accounts payable, accrued expenses, finance lease liability, and notes payable upon emergence for the year ended December 31, 2024.

The components of lease expense were as follows (in thousands):

	Financial statement line item	Year Ended December 31,		
		2024	2023	2022
Operating lease expense	Cost of HPC hosting services	$ 10,274	$ —	$ —
Operating lease expense	Cost of digital asset self-mining	413	—	—
Operating lease expense	Cost of digital asset hosted mining services	87	—	—
Operating lease expense	General and administrative expenses	2,129	1,024	1,937
Short-term lease expense	General and administrative expenses	383	—	24
Variable lease expense	Cost of HPC hosting services	1,455	—	—
Finance lease expense:				
Amortization of right-of-use assets	Cost of digital asset self-mining	1,106	11,424	31,372
Interest on lease liabilities	Interest expense, net	1,200	1,787	7,080
Total finance lease expense		2,306	13,211	38,452
Total lease expense		$ 17,047	$ 14,235	$ 40,413

Information relating to the lease term and discount rate is as follows:

	December 31, 2024	December 31, 2023
Weighted Average Remaining Lease Term (Years)		
Operating leases	8.5	16.7
Finance leases	0.7	2.2
Weighted Average Discount Rate		
Operating leases	8.5 %	11.7 %
Finance leases	12.5 %	12.9 %

Information relating to lease payments is as follows (in thousands):

		Year Ended December 31,				
		2024		**2023**		**2022**
Lease Payments						
Operating cash flows from operating leases	$	16,328	$	956	$	726
Operating cash flows from finance leases	$	1,856	$	964	$	8,873
Financing cash flows from finance leases	$	6,038	$	3,495	$	27,868

[1] Approximately $4.6 million of finance lease liabilities were reinstated pursuant to the Plan of Reorganization. Of the $7.9 million of finance lease payments made during the year ended December 31, 2024, $4.4 million related to cure payments from emergence on the Effective Date.

The Company's minimum payments under noncancelable operating and finance leases having initial terms and bargain renewal periods in excess of one year are as follows at December 31, 2024, and thereafter (in thousands):

		Operating leases		**Finance leases**
2025	$	18,589	$	1,750
2026		19,000		3
2027		19,423		—
2028		19,859		—
2029		20,358		—
Thereafter		54,309		—
Total lease payments		151,538		1,753
Less: imputed interest		43,721		81
Total	$	107,817	$	1,672

Lessor Accounting

We generate revenue by leasing property to a customer under licensing agreements. The manner in which we recognize these transactions in our financial statements is described in Note 2 — Summary of Significant Accounting Policies, *Revenue Recognition — HPC Hosting Segment*. There was no lease revenue during the years ended December 31, 2023 and 2022.

The components of lease revenue were as follows (in thousands):

		Year Ended December 31, 2024
Lease Revenue		
Operating lease revenue	$	17,498
Variable lease revenue		6,880
Total lease revenue	$	24,378

The following table represents the maturity analysis of operating lease payments expected to be received at December 31, 2024, and thereafter (in thousands):

	Operating leases
2025	$ 23,254
2026	23,952
2027	24,670
2028	25,410
2029	26,173
Thereafter	33,747
Total	$ 157,206

8. CONVERTIBLE AND OTHER NOTES PAYABLE

Notes payable as of December 31, 2024 and 2023, consists of the following (in thousands):

	Stated Interest Rate	Effective Interest Rates	Maturities	December 31, 2024	December 31, 2023
Replacement DIP Credit Agreement[1]	10.0%	10.0%	2024	$ —	$ 4,273
Other Convertible Notes[2]	10.0%	10.0%	2025	—	322,396
Secured Convertible Notes[2]	10.0%	10.0%	2025	—	237,584
2029 Convertible Notes	3.0%	3.7%	2029	460,000	—
2031 Convertible Notes	—%	0.4%	2031	625,000	—
Miner Financing:					
Blockfi loan	9.7% - 13.1%	10.1% - 13.1%	2023	—	53,913
Liberty/Stonebriar loan	10.6%	10.6%	2024	—	6,968
ACM note	—%	15.0%	2025	3,023	6,519
Mass Mutual Barings loans	9.8% - 13.0%	9.8% - 13.0%	2025	—	63,844
Anchor Labs loan	12.5%	12.5%	2024	—	25,159
Trinity loan	11.0%	11.0%	2024	—	23,356
Equipment and Settlement:					
Bremer loan	5.5%	5.5%	2027	10,669	18,331
HMC note	5.0%	15.0%	2026	9,042	14,208
Didado note	5.0%	15.0%	2027	8,964	13,000
Harper note	5.0%	15.0%	2026	3,119	4,678
Trilogy note	5.0%	15.0%	2026	2,107	2,927
Unsecured:					
B. Riley Bridge Notes	7.0%	7.0%	2023	—	41,777
Other:					
First Insurance note	7.6%	7.6%	2024	—	2,538
Stockholder loan	10.0%	20.0%	2023	—	10,000
Kentucky Note	5.0%	5.0%	2023	—	529
Other	5.0% - 7.7%	7.1% - 15.0%	2024 - 2025	129	2,453
Notes payable, prior to reclassification to Liabilities subject to compromise				1,122,053	854,453
Less: Notes payable in Liabilities subject to compromise[3]				—	41,777
Less: Unamortized discounts - post-petition				31,773	4,236
Total notes payable, net				1,090,280	808,440
Less: current maturities				16,290	124,358
Convertible and other notes payable, net of current portion				$ 1,073,990	$ 684,082

[1] Replacement DIP Credit Agreement, see Note 3 — Chapter 11 Filing and Emergence from Bankruptcy for further information.

[2] Other Convertible Notes and Secured Convertible Notes included principal balances at issuance and PIK interest.

[3] In connection with the Company's Chapter 11 Cases, $41.8 million of outstanding notes payable were reclassified to Liabilities subject to compromise in the Company's Consolidated Balance Sheets as of December 31, 2023, at their expected allowed amount. Up to the Petition Date, the Company continued to accrue interest expense in relation to these reclassified debt instruments. As of December 31, 2023, $0.6 million of accrued interest was classified as Liabilities subject to compromise.

Maturities on convertible and other notes payable, gross of unamortized discounts, are as follows (in thousands):

	Convertible Notes	Other Notes Payable
2025	$ —	$ 17,708
2026	—	13,047
2027	—	6,297
2028	—	—
2029	460,000	—
Thereafter	625,000	—
Total	$ 1,085,000	$ 37,052

0.00% Convertible Senior Notes due 2031

On December 5, 2024, the Company issued $625.0 million aggregate principal amount of 0.00% Convertible Senior Notes due 2031 (the "2031 Convertible Notes"). The 2031 Convertible Notes mature on June 15, 2031, unless earlier converted, redeemed, or repurchased. Noteholders may convert their 2031 Convertible Notes at their option only upon the occurrence of certain events, including if the Company's common stock price exceeds 130% of the conversion price for a specified period or upon certain corporate events. The Company may redeem the 2031 Convertible Notes, in whole or in part, at its option on or after June 22, 2028, subject to certain conditions. Noteholders may require the Company to repurchase their 2031 Convertible Notes upon the occurrence of a "Fundamental Change" (as defined in the 2031 Convertible Notes Indenture) or on December 15, 2027. The 2031 Convertible Notes Indenture includes customary provisions relating to Events of Default, including payment defaults and certain bankruptcy or insolvency events. The initial conversion rate is 44.4587 shares of common stock per $1,000 principal amount of 2031 Convertible Notes (equivalent to an initial conversion price of approximately $22.49 per share). The conversion rate is subject to adjustment upon the occurrence of certain events. The net proceeds from the offering were approximately $608.7 million, after deducting the initial purchasers' discounts and commissions and the Company's estimated offering expenses. The Company will recognize interest expense on the 2031 Convertible Notes using the effective interest method over the term of the notes. The Company intends to use the net proceeds for general corporate purposes.

3.00% Convertible Senior Notes due 2029

On August 19, 2024, the Company issued $460.0 million aggregate principal amount of 3.00% Convertible Senior Notes due 2029 (the "2029 Convertible Notes"). The 2029 Convertible Notes mature on September 1, 2029, unless earlier converted, redeemed, or repurchased. Noteholders may convert their 2029 Convertible Notes at their option only upon the occurrence of certain events, including if the Company's common stock price exceeds 130% of the conversion price for a specified period or upon certain corporate events. The Company may redeem the 2029 Convertible Notes, in whole or in part, at its option on or after September 7, 2027, subject to certain conditions. Noteholders may require the Company to repurchase their 2029 Convertible Notes upon the occurrence of a "Fundamental Change" (as defined in the 2029 Convertible Notes Indenture). The 2029 Convertible Notes Indenture includes customary provisions relating to Events of Default, including payment defaults and certain bankruptcy or insolvency events. The initial conversion rate is 90.9256 shares of common stock per $1,000 principal amount of 2029 Convertible Notes (equivalent to an initial conversion price of approximately $11.00 per share). The conversion rate is subject to adjustment upon the occurrence of certain events. The net proceeds from the offering were approximately $447.6 million, after deducting after deducting the initial purchasers' discounts and commissions and the Company's estimated offering expenses. The Company will recognize interest expense on the 2029 Convertible Notes using the effective interest method over the term of the notes. The Company used approximately $62.0 million of the net proceeds from the 2029 Convertible Notes Offering to repay in full the outstanding loans under the Exit Credit Agreement, of which $0.8 million was paid for interest. Additionally, the Company used approximately $154.1 million of the net proceeds from the 2029 Convertible Notes Offering to redeem all of the outstanding Secured Notes, of which $4.1 million was paid for interest. The Company intends to use the remaining net proceeds from the 2029 Convertible Notes Offering for general corporate purposes.

Miner Equipment Lender Agreements (BlockFi and Stonebriar)

On September 6, 2024, the Company paid $49.6 million to repay the BlockFi facility in full, of which $0.7 million was paid for interest. On October 2, 2024, the Company paid $6.5 million to repay the Stonebriar facility in full, of which $0.1 million was paid for interest. Below is a description of the Miner Equipment Lender Agreements prior to their repayment.

On the Effective Date, under the terms of the Plan of Reorganization, the Company entered into separate New Miner Equipment Lender Agreements (Election 2) with each holder of an Allowed Miner Equipment Lender Secured Claim that was a Settling Miner Equipment Lender that elected on its ballot to receive and was receiving the Miner Equipment Lender Treatment Election 2 (the "Election 2 Miner Equipment Facility Lenders"), in each case, in the principal amount of eighty percent (80%) of each applicable Holders' Allowed Miner Equipment Lender Claim as of the Effective Date (the "Miner Equipment Lender Facility").

The maturity date on the Miner Equipment Lender Facility was January 23, 2029. Loans issued under the Miner Equipment Lender Facility accrued interest (1) from the Effective Date to and including the second anniversary of the Effective Date, (x) if the Company did not deliver an Election Notice (as defined below), at a rate of 13.0% per annum and was payable 3.0% in cash interest and 10.0% paid-in-kind, and (y) if the Company delivered a written notice to the Election 2 Miner Equipment Facility Lenders five (5) business days prior to the due date of any interest payment during this period (an "Election Notice"), the Company could elect to have interest accrue at either (a) 12.0% per annum, payable 5.0% in cash and 7.0% paid-in-kind or (ii) 8.0% per annum, payable in cash and (2) following the second anniversary of the Effective Date, at a rate of 10.0% per annum, payable in cash. Upon the occurrence and during the continuance of an Event of Default (as such term is defined in the New Miner Equipment Lender Agreements (Election 2)), the obligations under the Miner Equipment Lender Facility could, at the option of the Election 2 Miner Equipment Facility Lenders, accrue interest at a rate equal to an additional 2.0% per annum over the rate otherwise applicable, with such interest being payable in cash on demand.

Loans issued under the Miner Equipment Lender Facility were secured by a first-priority, duly-perfected and validly enforceable lien on (i) the collateral securing each Election 2 Miner Equipment Facility Lenders' existing equipment loan/lease and (ii) new, non-financed miners acquired by the Company after the Effective Date, in an aggregate amount of up to $18.2 million (collectively, the "Equipment Priority Collateral").

On the Effective Date, under the terms of the Plan of Reorganization, each Miner Equipment Facility Lender entered into a separate intercreditor agreement with the Secured Convertible Notes Agent, the Secured Notes Agent and the Exit Agent (as defined in the Plan of Reorganization) with respect to the Equipment Priority Collateral.

The present value of the Miner Equipment Lender Facility's cash flows were estimated to be equal to its par amount, therefore no discount or premium was recorded on issuance.

The Miner Equipment Lender Facility contained customary covenants, representations and warranties.

Previous Indebtedness Extinguished During Fiscal 2024

Emergence

The Replacement DIP Facility provided for a non-amortizing super-priority senior secured term loan facility in an aggregate principal amount not to exceed $70 million. Under the Replacement DIP Facility, (i) $35 million was made available following Bankruptcy Court approval of the interim debtor-in-possession order and (ii) $35 million was made available following Bankruptcy Court approval of the final debtor-in-possession order on March 1, 2023. Loans under the Replacement DIP Facility bore interest at a rate of 10%, which was payable in kind in arrears on the first day of each calendar month. On January 4, 2024, the Company pre-paid the outstanding balance of $4.5 million on the Replacement DIP Facility provided by B. Riley Financial, the Company's DIP lender. The $4.5 million payment included exit fees of approximately $0.2 million. The Replacement DIP Facility was terminated on the Effective Date.

On January 24, 2024, the Company entered into a settlement agreement with Dalton Utilities which resulted in the issuance of an unsecured promissory note with a principal amount of $9.1 million dated December 29, 2023. The note bore interest at a contractual rate of 5.0% per annum and matured on May 2, 2024.

On the Effective Date, the obligations of the Company under the Company's Convertible Notes, replacement debtor-in-possession credit agreement, stock certificates, book entries, and any other certificate, share, note, bond, indenture, purchase right, option, warrant, or other instrument or document, directly or indirectly, evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors giving rise to any claim or interest (except such certificates, notes or other instruments or documents evidencing indebtedness or obligations of, or interests in, the Debtors that are specifically reinstated pursuant to the Plan of Reorganization) were cancelled, and the duties and obligations of all parties thereto were deemed satisfied in full, canceled, released, discharged, and of no force or effect.

Extinguishments

On the Effective Date, the holders of Secured and Other Convertible Notes received Secured Notes Indenture, New Secured Convertible Notes Indenture, New Common Stock and CVRs. Certain holders of New Secured Convertible Notes also funded and received the Exit Credit Agreement. The exchange and underlying agreements were executed contemporaneously and in contemplation of each other and were analyzed on a combined basis under ASC 470. The Company determined that extinguishment accounting was applicable, as the debt terms in the exchange are substantially different: (a) the present value of the cash flows of the new and remaining instruments differ by more than 10%, (b) the fair value of the conversion option changed by more than 10% of the carrying amount of the original instruments, and (c) a substantive conversion feature was added to the debt terms. The gain on extinguishment is reported in Reorganization items, net.

Two previous miner equipment lender loans were exchanged for Miner Equipment Lender Agreements. The Company determined that extinguishment accounting was applicable, as the loans had original maturities near the exchange on the Effective Date. The remaining miner equipment lender loans and leases were exchanged for New Common Stock. The Company determined that extinguishment accounting was applicable, as the remaining miner equipment lender loans and leases were settled by the issuance of equity-classified shares. The gain on extinguishment is reported in Reorganization items, net.

Issuances

On the Effective Date, pursuant to the Plan of Reorganization, the Company issued the following debt instruments, which are defined and described in further detail below (in thousands):

	Principal Balance on the Effective Date
Exit Credit Agreement	$ 61,200
Secured Notes Indenture	$ 150,000
New Secured Convertible Notes Indenture	$ 260,000
Miner Equipment Lender Agreements	$ 52,947

In addition, approximately $15.0 million of debt was reinstated pursuant to the Plan of Reorganization.

Exit Credit Agreement

Below is a description of the Exit Credit Agreement prior to its repayment in full on August 19, 2024. There is currently no outstanding Exit Credit Agreement.

On the Effective Date, under the terms of the Plan of Reorganization, the Company entered into a credit and guaranty agreement, dated as of January 23, 2024 (the "Exit Credit Agreement"), by and among the Company, as borrower, the guarantors named therein, the lenders party thereto and Wilmington Trust, National Association, as administrative agent and collateral agent, consisting of an $80 million first-lien credit facility with certain holders of the Company's Convertible Notes (in such capacity, the "Exit Lenders") equal to (i) a $40 million term loan comprised of (x) a $20 million initial term loan and (y) a $20 million delayed-draw term loan and (ii) a $40 million roll-up of the outstanding balance of the Convertible Notes (the "Exit Facility"). The maturity date of the Exit Facility was January 23, 2027.

From the Effective Date, cash borrowings under the Exit Facility bore interest at 9.0% per annum, payable on the first business day of each Fiscal Quarter (as defined in the Exit Credit Agreement), commencing on April 1, 2024. The Exit Facility amortized in equal quarterly installments of $1.25 million beginning on January 1, 2026. Upon the occurrence and during the continuance of an Event of Default (as such term is defined in the Exit Credit Agreement), the obligations under the Exit Facility automatically bore interest at a rate equal to an additional 2.0% per annum over the rate otherwise applicable, with such interest being payable in cash on each interest payment date (unless the administrative agent demands prior payment).

At issuance, the Company identified embedded features in the Exit Facility and evaluated them for potential bifurcation in accordance with ASC 815-15. The identified embedded features were determined to be clearly and closely related to the debt host and not subject to bifurcation.

The present value of the Exit Facility's cash flows were estimated to be equal to its par amount, therefore no discount or premium was recorded on issuance.

Obligations under the Exit Credit Agreement were secured by a valid and perfected lien and security interest on substantially all assets and property of the Company and the guarantors thereof, including a first-priority lien on all new, unencumbered miner equipment purchased by the Company or any subsidiary thereof other than the following, which were each secured by a second priority lien on, (i) Equipment Priority Collateral (as defined below) and (ii) future financed equipment. Obligations under the Exit Credit Agreement were guaranteed by all direct and indirect subsidiaries of the Company.

The Exit Facility provided for affirmative, negative and financial covenants, that, among other things, limited the ability of the Company and, in certain cases, certain of the Company's subsidiaries, to incur more indebtedness; pay dividends, redeem stock or make other distributions; make investments; grant or permit certain liens; transfer or sell assets; merge or consolidate; and enter into certain transactions with our affiliates. The Exit Facility also imposed financial maintenance covenants in the form of a maximum leverage ratio and minimum liquidity requirements. The Exit Facility contained certain events of default, including, without limitation, nonpayment of principal, nonpayment of interest, fees or other obligations after three business days, bankruptcy events of the Company or any of its subsidiaries and certain changes of control.

Secured Notes Indenture

Below is a description of the Secured Notes (as defined below) prior to their repayment in full on August 19, 2024. There are currently no outstanding Secured Notes.

On the Effective Date, under the terms of the Plan of Reorganization, the Company issued $150.0 million aggregate principal amount of senior secured notes due 2028 (the "Secured Notes") pursuant to a secured notes indenture (the "Secured Notes Indenture") among (i) the Company, as the issuer, (ii) the guarantors named therein and (iii) Wilmington Trust, National Association, as trustee and collateral agent (the "Secured Notes Agent").

The maturity date of the Secured Notes was January 23, 2028. The Secured Notes bore interest at a rate of 12.5% per annum, payable on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2024. There was no amortization on the Secured Notes prior to maturity.

The Secured Notes were secured by a valid and perfected second lien and security interest on substantially all assets of the Company and the guarantors thereof, which liens were junior in priority to liens securing the Exit Facility and were subject to the terms of the New Intercreditor Agreement. The Secured Notes were guaranteed by all direct and indirect subsidiaries of the Company.

The Company was entitled to prepay the notes prior to maturity. If the notes were prepaid after the first year (including in the event that the notes are accelerated), or if the notes were not paid when due at the stated maturity, the Company was required to pay a premium on the outstanding principal amount equal to: (a) 1.00% of the aggregate principal amount of the notes then outstanding, if the notes were prepaid on or after the first anniversary of the Issue Date (as such term is defined in the Secured Notes Indenture) and prior to the second anniversary of the Issue Date, (b) 2.00% of the aggregate principal amount of the notes then outstanding, if the notes were prepaid on or after the second anniversary of the Issue Date and prior to the third anniversary of the Issue Date and (c) 3.00% of the aggregate principal amount of the notes then outstanding, if the notes were prepaid on or after the third anniversary of the Issue Date or if the notes were not paid when due at maturity, in each case whether such payment was made before or after an event of default or an acceleration (including any acceleration as a result of an insolvency proceeding) of all or part of the notes. No prepayment premium shall be applicable in connection with any prepayment, repayment or refinancing that occurs prior to the first anniversary of the Issue Date.

At issuance, the Company identified embedded features in the Secured Notes and evaluated them for potential bifurcation in accordance with ASC 815-15. The identified embedded features were determined to be clearly and closely related to the debt host and not subject to bifurcation.

The present value of the Secured Notes' cash flows at issuance were estimated to be $149.5 million, the discount was amortized to result in recognition of a level effective interest rate.

The Secured Notes Indenture contained affirmative and negative covenants consistent with those in the Exit Facility and the New Secured Convertible Notes Indenture (as defined below) that, among other things, limited the ability of the Company and, in certain cases, certain of the Company's subsidiaries to incur more indebtedness; pay dividends, redeem stock or make other distributions; make investments; grant or permit certain liens; transfer or sell assets; merge or consolidate; and enter into certain transactions with its affiliates. The Secured Notes Indenture contained certain events of default, including, without limitation, nonpayment of principal, nonpayment of fees, interest or other obligations after three business days, violations of the covenants (subject, in the case of certain affirmative covenants, to certain grace periods), and bankruptcy events of the Company or any of its subsidiaries.

New Secured Convertible Notes Indenture; Interest Payment and Mandatory Conversion

The New Secured Convertible Notes (as defined below) were mandatorily converted as of July 10, 2024 and are no longer outstanding. On the Effective Date, under the terms of the Plan of Reorganization, the Company issued $260.0 million aggregate principal amount of secured convertible notes due 2029 (the "New Secured Convertible Notes") pursuant to a secured convertible notes indenture (the "New Secured Convertible Notes Indenture") among (i) Core Scientific, Inc., as the issuer, (ii) the guarantors party thereto and (iii) Wilmington Trust, National Association, as trustee and as collateral agent for the New Secured Convertible Notes (in such capacity, the "Secured Convertible Notes Agent"). The New Secured Convertible Notes were issued to holders of the Company's Convertible Notes.

The maturity date of the New Secured Convertible Notes was January 23, 2029. The New Secured Convertible Notes bore interest payable quarterly on March 15, June 15, September 15 and December 15, beginning on June 15, 2024, at the Company's option, (i) in cash at a rate of 10.0% per annum, or (ii) in cash at a rate of 6.0% of per annum and in stock at a rate of 6.0% of per annum (the "Cash/PIK Interest"); provided that the payable-in-stock portion of the Cash/PIK Interest was payable in New Common Stock using a price equal to the volume weighted average price of the New Common Stock for the 20 consecutive trading day period immediately preceding the date that was three business days prior to the applicable interest payment date. The Company exercised its option to make the June 15, 2024 interest payment 6% in cash for approximately $6.0 million and 6% in stock and issued 881,610 shares of its New Common Stock to the holders of the New Secured Convertible Notes on that date for total interest expense of approximately $9.8 million. Prior to the mandatory conversion on July 10, 2024, $26.4 million of New Secured Convertible Notes including interest were voluntarily converted for 4.5 million shares of New Common Stock.

Core Scientific, Inc.
Notes to Consolidated Financial Statements

On July 5, 2024, the mandatory conversion feature of the New Secured Convertible Notes pursuant to the Indenture, dated as of January 23, 2024 (the "Indenture"), by and among the Company, as issuer, Wilmington Trust, National Association ("Wilmington Trust"), as trustee and collateral agent, and the other parties thereto, was triggered when the trading price of the Company's New Common Stock on a daily volume weighted average basis ("VWAP") exceeded the applicable threshold specified in the Indenture for the 20th consecutive trading day. In connection with the mandatory conversion of the Notes, which took place on July 10, 2024, each registered holder of the New Secured Convertible Notes was entitled to receive (1) a number of shares of the Company's New Common Stock equal to the aggregate principal amount of his, her or its notes outstanding, divided by the conversion price of $5.8317 (not including fractional shares), and (2) an amount of cash equal to the number of the resulting fractional shares, multiplied by the closing trading price of the Company's New Common Stock on July 9, 2024.

Following the mandatory conversion of the New Secured Convertible Notes, 40.1 million shares of the Company's New Common Stock in the aggregate were issued in exchange for $233.6 million aggregate principal amount of the New Secured Convertible Notes.

Description of the New Secured Convertible Notes Indenture Prior to the Mandatory Conversion

Below is a description of the New Secured Convertible Notes prior to their mandatory conversion on July 10, 2024. There are currently no outstanding New Secured Convertible Notes.

The New Secured Convertible Notes were secured by a valid and perfected third lien and security interest on substantially all assets of the Company and the guarantors thereof, and which liens were junior in priority to liens securing the Exit Facility and Secured Notes and were subject to the terms of the New Intercreditor Agreement. The New Secured Convertible Notes were guaranteed by all direct and indirect subsidiaries of the Company.

Upon the occurrence of a Fundamental Change (as such term is defined in the New Secured Convertible Notes Indenture), the holders of the New Secured Convertible Notes had the right to require the Company to purchase all or any portion of such holder's New Secured Convertible Notes at the principal amount thereof plus accrued interest to the repurchase date. Holders could elect to convert the New Secured Convertible Notes into shares of New Common Stock at any time prior to maturity at an initial conversion rate of 171.48 shares of New Common Stock per $1,000 principal amount of New Secured Convertible Notes (equal to a conversion price of $5.8317 per share of New Common Stock), which the Company could deliver in cash, New Common Stock or a combination thereof. The conversion price was subject to anti-dilution adjustments upon (among other triggering events) the occurrence of certain dilutive transactions, including share dividends, splits, combinations and reclassification. The New Secured Convertible Notes also automatically converted into New Common Stock if the volume weighted average price for each day for any 20 consecutive trading days was greater than or equal to 133.6% of the as-adjusted conversion price of $7.79.

At issuance, the Company identified embedded features in the New Secured Convertible Notes and evaluated them for potential bifurcation in accordance with ASC 815-15. The conversion feature was determined to be indexed to the Company's own stock and would be classified in equity if it were freestanding meeting a scope exception from derivative accounting under ASC 815. The other identified embedded features were determined to be clearly and closely related to the debt host and not subject to bifurcation.

Convertible debt instruments not specifically addressed in other GAAP are accounted for in accordance with ASC 470-20. Under that guidance a substantial premium is presumed to attributable to the conversion feature. A conversion feature which is not bifurcated as a derivative is initially recognized in equity as additional paid-in capital. The New Secured Convertible Notes were estimated to have a present value of $293.2 million on issuance. $260.0 million was initially recognized as debt and $33.2 million was initially recognized as additional paid-in capital. Under the relevant guidance, neither balance was subject to recognition of recurring remeasurements.

The New Secured Convertible Notes Indenture contained affirmative and negative covenants consistent with those in the Exit Facility and the Secured Notes Indenture that, among other things, limited the ability of the Company and, in certain cases, certain of the Company's subsidiaries to incur more indebtedness; pay dividends, redeem stock or make other distributions; make investments;

grant or permit certain liens; transfer or sell assets; merge or consolidate; and enter into certain transactions with its affiliates. The New Secured Convertible Notes Indenture contained certain events of default, including, without limitation, nonpayment of principal, nonpayment of interest, fees or other obligations after three business days, and bankruptcy events of the Company or any of its subsidiaries.

Kentucky Note—In December 2018, the Company entered into a five-year secured promissory note agreement for $2.4 million in connection with the acquisition of property in Kentucky for datacenter development ("Kentucky note"). The note bore interest at a rate per annum of 5% and the Company was required to make monthly payments of principal and interest. Interest expense on the note was recognized based on an effective interest rate of 5%. The loan was secured by the underlying property purchased.

NYDIG Loan—In October 2020, the Company entered into a master equipment finance agreement with NYDIG and received a loan of $0.8 million to finance the Company's acquisition of blockchain computing equipment. In March 2021, the Company received $3.8 million of additional loans under the master equipment finance agreement with NYDIG to finance the Company's acquisition of blockchain computing equipment. The loans bore an interest rate of 15% and had a term of 24 months from issuance. Interest expense on the loans was recognized based on an effective interest rate of 16%. The loans were secured by the blockchain computing equipment financed by the loans.

In May 2021, the Company received $13.4 million of additional loans under the master equipment finance agreement with NYDIG to finance the Company's acquisition of blockchain computing equipment that bore an interest rate of 14.25% and had a term of 24 months from issuance. Interest expense on the loans issued in May 2021 was recognized based on an effective interest rate of 17%.

In July 2021, the Company received blockchain computing equipment from NYDIG (which had been concurrently acquired by NYDIG from Blockcap in exchange for settlement of Blockcap's debt with NYDIG) in exchange for $26.1 million of additional loans under the master equipment finance agreement with NYDIG that bore an interest rate of 14.25% and had a term of 24 months from issuance. Interest expense on the loans issued in July 2021 was recognized based on an effective interest rate of 16%.

In November 2021, the Company received blockchain computing equipment from NYDIG in exchange for $33.4 million of additional loans under the master equipment finance agreement with NYDIG that bore an interest rate of 11% and had a term of 24 months from issuance. Interest expense on the loans issued in November 2021 was recognized based on an effective interest rate of 11%.

As discussed in Note 3 — Chapter 11 Filing and Emergence from Bankruptcy, under the NYDIG Order, the final shipment of miners that served as collateral under the NYDIG loan occurred during the quarter ended March 31, 2023, after which the NYDIG Loan was extinguished in full and the Company recorded a $20.8 million Gain on extinguishment of debt in the Company's Consolidated Statements of Operations.

Stockholder Loan—In January 2021, the Company borrowed $10.0 million from a stockholder for the purchase of blockchain computing equipment. The loan bore interest at 10% per annum over a two-year term. The loan was issued with a warrant to purchase 0.2 million shares of common stock at an exercise price of $4.21 per share. The warrant had a two-year term. The Company allocated proceeds of $9.5 million to the notes and $0.5 million to the warrants on a relative fair value basis. Interest expense on the loan was recognized based on an effective interest rate of 20%. The loan was secured by the blockchain computing equipment financed by the loan.

Trinity Loan—In August 2021, the Company entered into a $30.0 million master equipment finance facility agreement with Trinity Capital Inc. ("Trinity") to finance the Company's acquisition of blockchain computing equipment and received a loan of $1.0 million at close. The loan had a term of 36 months from issuance. Interest expense on the loan was recognized based on an effective interest rate of 11.0%. In November and December 2021, the Company borrowed $14.0 million and $5.0 million, respectively. The remaining balance of $10.0 million was drawn in February 2022. The loan was secured by the blockchain computing equipment financed by the loan.

Bremer Loan—In October 2021, the Company entered into a lending agreement with Bremer Bank, National Association to borrow up to $16.2 million in two tranches through May 22, 2022, for the purchase of blockchain mining equipment and for improvements to data center and infrastructure. In December 2021, the Company entered into an additional term loan to borrow up to $9.6 million. The Company borrowed $15.2 million in October through December 2021. The Company borrowed an additional $4.8 million in January through March 2022. In April 2022, the Company borrowed an additional $0.7 million from Bremer to finance the construction of our North Dakota facility. The loans bore interest at 5.5% annually and were due at the earlier of the date of sale of the underlying mining equipment or 60 months from issuance. Interest expense on the loans was recognized based on an effective interest rate of 5.6%. The loans required the Company to maintain the following financial covenants: (1) a minimum debt service coverage ratio (defined in the agreement as EBITDA divided by scheduled principal and interest payments) of not less than 1.2:1, measured annually beginning December 31, 2022; and (2) a fixed charge coverage ratio (defined in the agreement as EBITDA minus net distributions divided by scheduled principal and interest payments) of 1:1, measured annually beginning December 31, 2022. The loans were secured by a first priority security interest in certain of the assets financed by the loans. Additionally, an interest buydown agreement was made between Grand Forks Growth Fund and the Bank of North Dakota acting on behalf of the PACE Program for the purpose of a buydown on the interest for certain of the Company's loans financed through Bremer Bank. The total amount of interest buydown over the term of the loan was $0.8 million. In order to receive the interest buydown incentive, the Company had to (a) continue operation in the jurisdiction for a minimum of five years from the benefit date, (b) employ 13 new full-time employees within two years of receiving the incentive and continue to keep them employed for the duration of the agreement and (c) continue to make debt payments and no event of default should occur. If the Company discontinued operation in the jurisdiction within the next five years, it was obligated to repay the incentive back to the Bank of North Dakota. If after two years, the Company did not employ 13 new full-time employees, the interest buydown would be prorated to reflect any partial fulfillment and the Company, at a minimum, was required to pay back the value of the incentive to the Bank of North Dakota. For the years ended December 31, 2023, 2022 and 2021, there was no interest buydown.

Blockfi Loan—In December 2021, the Company entered into two lending agreements with Blockfi Lending, LLC to borrow up to $110.0 million for the purchase of blockchain mining equipment. The first agreement consisted of $10.0 million and bore interest at 9.7% with a term of 24 months from issuance. Interest expense on the loans issued in December 2021 was recognized based on an effective interest rate of 10.1%. The second agreement consisted of $100.0 million and bore interest at 13.1% with a term of 24 months from issuance. The Company borrowed the first tranche totaling $60.0 million across the two loans in December 2021 and borrowed the second tranche of $20.0 million in January 2022. The remaining $30.0 million expired unused in March 2022. Interest expense on the loans issued in December 2021 was recognized based on an effective interest rate of 13.1%. The loans were secured by a first priority security interest in certain of the assets financed by the loans.

Anchor Labs Loan—In March 2022, the Company entered into a $20.0 million equipment loan and security agreement with Anchorage Lending CA, LLC. ("Anchor Labs") to finance the Company's purchase of blockchain computing equipment. The Company borrowed $20.0 million in March 2022. The loan had a term of 24 months from issuance. Interest expense on the loan was recognized based on an effective interest rate of 12.5%. In May 2022, the Company entered into a $11.7 million equipment loan and security agreement with Anchor Labs to finance the Company's purchase of blockchain computing equipment. The Company borrowed $11.7 million in May 2022. The loan had a term of 24 months from issuance. Interest expense on the loan was recognized based on an effective interest rate of 12.5%. The loans were secured by a first priority security interest in certain of the assets financed by the loans.

Mass Mutual Barings Loans—In March 2022, the Company entered into a $100.0 million equipment loan and security agreement with Barings BDC, Inc., Barings Capital Investment Corporation and Barings Private Credit Corp. ("Mass Mutual Barings") to finance the Company's purchase of blockchain computing equipment. The Company borrowed the first tranche of $30.0 million in March 2022 and borrowed the second tranche of $39.6 million in April 2022. On June 30, 2022, the remaining $30.4 million funding commitment expired unused. The loans under the agreement had a term of 36 months from issuance. Interest expense on the loans was recognized based on an effective interest rate of 9.8%. The loans were secured by certain blockchain computing equipment.

In August 2022, the Company amended the Mass Mutual Barings loans to defer principal payments for a period of six months beginning with payments due in August 2022. The amendments resulted in no change to the term of the loans and the remaining principal would amortize over the remaining life of the loans beginning in February 2023. The amendments also required an additional amount of blockchain computing equipment to be provided as collateral. Interest expense on the amended loans was recognized based on an effective interest rate of 13.0%. In August 2022, the Company issued 0.3 million shares of Common Stock to Mass Mutual Barings as an amendment fee.

B. Riley Bridge Notes—In April 2022, the Company entered into a $60.0 million bridge promissory note with B. Riley Commercial Capital, LLC and a $15.0 million bridge promissory note with an affiliate of B. Riley Commercial Capital, LLC (the "Bridge Notes") maturing in December 2022. Interest expense on the Bridge Notes was recognized based on an effective interest rate of 7.0%.

In August 2022, the Company amended the Bridge Notes to, among other things, extend the maturity date to June 2023 (the "Amended Bridge Notes"). Under the terms of the modified agreement, $37.5 million of principal payments previously due in the second half of 2022 were now due in the first half of 2023. The Amended Bridge Notes required the proceeds of (i) any equity issuances (other than issuances consummated for purposes of making tax payments in connection with the vesting of restricted stock and restricted stock units and equity line of credit under the Equity Line of Credit discussed in Note 12 — Stockholders' Deficit ("ELOC") sales), (ii) any secured debt incurred on or after April 7, 2022 (other than purchase money debt) in excess of $500 million and (iii) any ELOC sales in an amount equal to 25% of the net cash proceeds received from any such ELOC sale, in each case, to be applied by us to repay the outstanding principal amount of the Amended Bridge Notes. On August 1, 2022, the Company issued a total of 0.4 million shares of Common Stock to B. Riley Securities, Inc., an affiliate of B. Riley Commercial Capital, in satisfaction of an advisory fee for providing advisory services to the Company in connection with entering into the Amended Bridge Notes.

Liberty Loan—In April 2022, the Company entered into an $11.0 million equipment finance agreement with Liberty Commercial Finance LLC ("Liberty") to finance the Company's purchase of blockchain computing equipment. The Company borrowed $11.0 million in April 2022. The loan had a term of 24 months from issuance. Interest expense on the loan was recognized based on an effective interest rate of 10.6%. The loans were secured by a first priority security interest in the equipment purchased.

HMC Note - In August 2023, in addition to a cash payment of $2 million, the Company entered into a $15.5 million secured promissory note agreement with Huband-Mantor Construction, Inc (the "HMC note") in connection with its settlement and release from all claims. The note bears interest at a contractual rate per annum of 5.0% and has a term of 36 months from issuance, The Company was required to make monthly payments of principal and interest. Interest expense on the note was recognized based on an effective interest rate of 15.0%. The loan was secured by a security interest in the underlying property leased.

ACM Financing - In September 2023, the Company entered into a $7.5 million equipment finance agreement with ACM ELF ST LLC (the "ACM Loan") in settlement and satisfaction of a previous equipment finance agreement. The finance agreement has a term of 26 months from issuance. Interest expense on the finance agreement was recognized based on an effective rate of 15.0%. The finance agreement was secured by a security interest in the underlying equipment.

First Insurance Loan - In August 2023, the Company entered into an unsecured $5.0 million Insurance Premium Financing Agreement with First Insurance Funding, a Division of Lake Forest Bank & Trust Company (the "First Insurance loan") to finance the renewal premium of property insurance policies. Under the agreement, a down payment was paid in the amount of $2.1 million, and the Company will pay the balance in eight monthly installments commencing on September 24, 2023. The contractual annual percentage interest rate was 0%. Interest expense on the note was recognized based on an effective interest rate of 7.6%

Replacement DIP Credit Agreement - On July 4, 2023, the Debtors, the Administrative Agent and the Replacement DIP Lenders entered into a First Amendment to the Replacement DIP Credit Agreement (the "First Amendment"). The First Amendment, among other things, provided (i) that the Debtors may make certain transfers or payments in connection with settlements of certain third-party claims as described in the First Amendment and (ii) for a reduction in the excess cash threshold amount to the sum of $40.0 million and an amount (which shall not be less than zero) equal to $5.0 million less the amount of any payments on account of prepetition claims, liens or cure costs made by any Obligor after June 30, 2023. This excess cash threshold amount reduction resulted in the Debtors making additional mandatory prepayments of $28.9 million under the Replacement DIP Credit Agreement during the year ended December 31, 2023.

Trilogy Note - As discussed in Note 3 — Chapter 11 Filing and Emergence from Bankruptcy, the Company entered into a settlement agreement with Trilogy LLC which resulted in the issuance of an unsecured Promissory note (the "Trilogy Note") with a principal amount of $2.9 million dated October 6, 2023. The note bears interest at a contractual rate per annum of 5.0% and has a term of 30 months from issuance. The Company was required to make monthly payments of principal and interest with interest being recognized using an effective interest rate of 15.0%.

Didado Note- As discussed in Note 3 — Chapter 11 Filing and Emergence from Bankruptcy, the Company entered into a settlement agreement with J.W. Didado Electric, LLC, ("Didado") which resulted in the issuance of an unsecured Promissory note (the "Didado Note") with a principal amount of $13.0 million dated October 6, 2023. The note bears interest at a contractual rate per annum of 5.0% and has a term of 36 months from issuance. The Company was required to make monthly payments of principal and interest with interest being recognized using an effective interest rate of 15.0%.

Harper Note - As discussed in Note 3 — Chapter 11 Filing and Emergence from Bankruptcy, the Company entered into a settlement agreement with Harper Construction Company, Inc, ("Harper") which resulted in the issuance of an unsecured Promissory note (the "Harper Note") with a principal amount of $4.7 million dated November 9, 2023. The note bears interest at a contractual rate per annum of 5.0% and has a term of 30 months from issuance. The Company was required to make monthly payments of principal and interest with interest being recognized using an effective interest rate of 15.0%.

Convertible Notes - The Company had elected to measure its Convertible Notes at fair value prior to the Petition Date and accordingly recognized $13.1 million of debt issuance costs as incurred at the time of issuance within interest expense, net in the Company's Consolidated Statements of Operations for the year ended December 31, 2022. The Company presented changes in fair value of the Convertible Notes during the periods prior to the Petition Date as follows: (1) the 10% contractual rate of interest on the convertible notes (consisting of 4% cash interest and 6% PIK interest) was presented as interest expense, net on the Consolidated Statements of Operations; (2) changes in fair value attributable to the Company's own credit risk were presented within Accumulated other comprehensive loss on the Company's Consolidated Balance Sheets and as a component of Other comprehensive income (loss) on the Consolidated Statements of Comprehensive Loss; and (3) other fair value changes were presented within Non-operating expenses, net on the Consolidated Statements of Operations. The fair value option was not available to liabilities subject to compromise as they are recorded at their expected allowed amount. At the Petition Date, the accumulated fair value adjustment on the Convertible Notes was $130.3 million and the Accumulated other comprehensive loss related to changes in fair value attributable to the Company's own credit risk was $72.6 million. These amounts were derecognized for a gain of $202.9 million reported in Reorganization items, net when the Convertible Notes were reclassified as Liabilities subject to compromise during the year ended December 31, 2022.

The fair value of the Company's Convertible Notes as of December 31, 2021, included the effect of a negotiation discount, which was a calibration adjustment that reflected the illiquidity of the instruments and the Company's negotiating position. Since the transaction was an orderly transaction, the Company deemed that the fair value equaled the transaction price at initial recognition. However, the closing of the merger of XPDI (which represented the occurrence of a qualified financing event as defined by the terms of the notes) in January 2022 resulted in the elimination of the negotiation discount along with other changes in fair value resulted in a significant increase in the fair value of the convertible notes (excluding interest expense and instrument-specific credit risk) for the year up until the Petition Date.

The Convertible Notes did not have any fair value adjustments or recognized debt issuance costs in fiscal 2023. The following summarizes the fair value adjustments and debt issuance costs recognized on the Convertible Notes for the year ended December 31, 2022 (in thousands):

	Financial statement line item	Year Ended December 31, 2022
Cash interest payments	Interest expense, net	$ 21,581
Payment-in-kind (PIK) interest	Interest expense, net	31,550
Instrument-specific credit risk	Other comprehensive income, net of income taxes	(83,579)
Other fair value adjustments	Fair value adjustment on convertible notes	(103,274)
Reclass to Reorganization items, net	Reorganization items, net	202,900
Total fair value adjustments		$ 69,178
Debt issuance costs	Reorganization items, net	$ 2,788

The principal amount of the Convertible Notes as of December 31, 2023, reflected the proceeds received plus any PIK interest added to the principal balance of the notes. Upon the closing of the Merger Agreement with XPDI in January 2022, the conversion price for the Convertible Notes became fixed at 80% of the financing price ($8.00 per share of common stock) and the holders now had the right to convert at any time until maturity. At maturity, any Secured Convertible Notes not converted would be owed two times the original face value plus accrued interest; any other Convertible Notes (other than the Secured Convertible Notes) not converted would be owed the original face value plus accrued interest. In addition, at any time (both before and after the merger with XPDI), the Company had the right to prepay the Secured Convertible Notes at the minimum payoff of two times the outstanding face value plus accrued interest and for other Convertible Notes the outstanding face value plus accrued interest. All of the Convertible Notes, totaling $560.0 million as of December 31, 2023, were scheduled to mature on April 19, 2025, which included $237.6 million for the face value of the Secured Convertible Notes which had payoff at maturity of two times the face value of the note plus accrued interest. The total amount that would be owed on the Secured Convertible Notes outstanding as of December 31, 2023, if held to maturity was $475.2 million. The total amount that would be owed on the Convertible Notes if prepaid as of December 31, 2023, was $797.6 million.

9. CONTINGENT VALUE RIGHTS AND WARRANT LIABILITIES

Contingent Value Rights Agreement

On the Effective Date, under the terms of the Plan of Reorganization, the Company entered into the Contingent Value Rights Agreement and recorded the liabilities at fair value as of the Effective Date. Pursuant to the Contingent Value Rights Agreement, the Company issued 51,783,625 CVRs to holders of the Company's Convertible Notes who received New Common Stock (in such capacity, the "Payees") in an aggregate amount of 51,783,625 shares of New Common Stock (the "Corresponding New Common Stock"). The CVRs require the Company to make payments to each Payee, of:

- (i) at the first testing date, cash equal to such Payee's pro rata share (the "Year 1 Contingent Payment Obligation") of the lesser of (a) $43,333,333.33 and (b) the difference between (1) $260,000,000 and (2) the fair market value of the Corresponding New Common Stock (the "First Anniversary Payment Amount"); provided that the Year 1 Contingent Payment Obligation will be extinguished if the fair market value of the Corresponding New Common Stock is equal to or in excess of $260,000,000 with respect to the first testing date; as of December 31, 2024, the fair market value of the Corresponding New Common Stock was in excess of $260,000,000. On January 23, 2025, the first testing date, the fair market value of the Corresponding New Common Stock was in excess of $260,000,000 and the Year 1 Contingent Payment Obligation was extinguished.

- (ii) at the second testing date, cash or New Common Stock (or a combination of cash and New Common Stock), in the Company's sole discretion, equal to such Payee's pro rata share (the "Year 2 Contingent Payment Obligation") of the lesser of (a) $43,333,333.33 and (b) the difference between (1) $260,000,000 minus the First Anniversary Payment Amount and (2) the fair market value of the Corresponding New Common Stock (the "Second Anniversary Payment Amount"); provided that the Year 2 Contingent Payment Obligation will be extinguished if the fair market value of the Corresponding New Common Stock is equal to or in excess of $260,000,000 minus the First Anniversary Payment Amount, if any, with respect to the second testing date; and

- (iii) at the third testing date, cash or New Common Stock (or a combination of cash and New Common Stock), in the Company's sole discretion, equal to such Payee's pro rata share (the "Year 3 Contingent Payment Obligation") of the lesser of (a) $43,333,333.33 and (b) the difference between (1) $260,000,000 minus the sum of the First Anniversary Payment Amount and the Second Anniversary Payment Amount and (2) the fair market value of the Corresponding New Common Stock (the "Third Anniversary Payment Amount"); provided that the Year 3 Contingent Payment Obligation will be extinguished if the fair market value of the Corresponding New Common Stock is equal to or in excess of $260,000,000 minus (1) the First Anniversary Payment amount, if any and (2) the Second Anniversary Payment Amount, if any, with respect to the third testing date.

GUC Contingent Value Rights and Extinguishment

On the Effective Date, pursuant to the Plan of Reorganization, the Company issued (i) 20,335,491 shares of New Common Stock to holders of allowed general unsecured claims (the "GUC Equity Distribution") and (ii) GUC CVRs to holders of allowed general unsecured claims.

The terms of the GUC CVRs provided that unless the value of the GUC Equity Distribution, as implied by the volume weighted average ("VWAP") of the closing price during any 20 trading days over any consecutive 30 trading day period during the period beginning on the Effective Date and ending on the date 18 months following the Effective Date (the " GUC CVR Testing Period"), is equal to or in excess of the GUC Equity Distribution at Plan Value, the Company would be required to pay to each GUC Payee New Common Stock in an amount equal to the lesser of (i) such GUC Payee's pro rata share of the New Common Stock with an aggregate value, based on Plan Value, of $7,100,000 and (ii) the difference between (a) the GUC Equity Distribution at Plan Value and (b) the value of the GUC Equity Distribution as implied by the volume weighted average of the closing price of the GUC Equity Distribution during the 60 trading days prior to the GUC CVR Testing Date.

On July 1, 2024, the GUC CVR obligations were extinguished pursuant to their terms when the VWAP of the Company's New Common Stock on Nasdaq National Market System exceeded $5.02 for 20 trading days within the applicable 30 consecutive trading day period.

Derivative Warrant Liabilities

As of December 31, 2023, the Company had 14.9 million warrants outstanding, including: (a) 8.6 million Public Warrants and (b) 6.3 million Private Placement Warrants issued to XPDI Sponsor LLC ("Sponsor") and certain institutional investors ("Anchor Investors"). All of these warrants were cancelled without any payment therefore pursuant to the Plan of Reorganization.

Prior to the warrants' cancellation under the Plan of Reorganization, each Public Warrant and Private Placement Warrant were exercisable 30 days following the Closing Date of the XPDI Merger for one share of common stock at an exercise price of $11.50 per share for the five years from the Closing Date (January 19, 2027).

Redemption of Private Placement Warrants

The Private Placement Warrants were also cancelled without payment pursuant to the Plan of Reorganization. The terms of redemption of the Private Placement Warrants were identical in all respects to those for the Public Warrants except that, so long as they are held by the Sponsor, Anchor Investors or their permitted transferees they were not redeemable, except when the price per share of common stock equaled or exceeded $10.00. If the Private Placement Warrants were held by someone other than the Sponsor, the Anchor Investors or their respective permitted transferees, the Private Placement Warrants were redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Effect of Chapter 11 Filing

As discussed in Note 3 — Chapter 11 Filing and Emergence from Bankruptcy, liabilities that may be affected by the Plan of Reorganization must be classified as liabilities subject to compromise at the amounts expected to be allowed by the Bankruptcy Court. The warrants were classified as liabilities subject to compromise at their expected allowed amount of zero as of December 31, 2023. Their fair value of $0.3 million was derecognized as a gain in Reorganization items, net in the Company's Consolidated Statements of Operations for the year ended December 31, 2022.

Warrant Agreement

On the Effective Date and pursuant to the Plan of Reorganization and the Confirmation Order, the Company entered into a warrant agreement (the "Warrant Agreement") providing for the issuance of 98,313,313 warrants, each exercisable for one share of New Common Stock at an exercise price of $6.81 per share (the "Tranche 1 Warrants") and (ii) an aggregate of 81,927,898 warrants, each exercisable for one share of New Common Stock at an exercise price of $0.01 per share (the "Tranche 2 Warrants" and, together with the Tranche 1 Warrants, the "Warrants"). Pursuant to the Plan of Reorganization, holders of the Company's previous common stock received, for each share of the Company's previous stock held, 0.253244 Tranche 1 Warrants and 0.211037 Tranche 2 Warrants.

Each whole Tranche 1 Warrant entitles the registered holder to purchase one whole share of New Common Stock at an exercise price of $6.81 per share (the "Tranche 1 Exercise Price"). Each whole Tranche 2 Warrant entitles the registered holder to purchase one whole share of New Common Stock at an exercise price of $0.01 per share at any time following the time the volume weighted average price per share of New Common Stock equals or exceeds $8.72 per share on each trading day for 20 consecutive trading days (the "Triggering Event"), which event occurred on July 11, 2024. The Tranche 1 and Tranche 2 Exercise Prices are subject to adjustment for specific events as set forth in the Warrant Agreement.

The Tranche 1 Warrants will expire on January 23, 2027, and the Tranche 2 Warrants will expire on January 23, 2029, each at 5:00 p.m., New York City time, or earlier upon the occurrence of certain events as set forth in the Warrant Agreement. The Warrant Agreement provides that the Warrant Agreement, with respect to the Tranche 1 Warrants or Tranche 2 Warrants, may be amended with the prior written consent of holders holding a majority of the shares then issuable upon exercise of the Tranche 1 Warrants or Tranche 2 Warrants then outstanding, as applicable; provided, however, that any amendment or supplement to the Warrant Agreement that would reasonably be expected to materially and adversely affect any right of a holder of Warrants shall require the written consent of such holder. In addition, the consent of each holder of Warrants affected shall be required for any amendment pursuant to which the applicable exercise price would be increased, the number of shares issuable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement) or the applicable expiration date would be revised to an earlier date; provided, however, that the Company and the Warrant Agent may amend the Warrant Agreement without the consent of holders of Warrants to (i) to cure any ambiguity; (ii) correct any defective provision; or (iii) make any other provisions with respect to matters or questions arising under the Warrant Agreement as long as the new provisions do not adversely affect (other than a de minimis adverse effect) the interest of holders of Warrants.

The Warrants may be exercised upon prior written notice of such election, payment of the applicable exercise price (together with any applicable taxes and governmental charges) and, with respect to Warrants held through the book-entry facilities of the Depository (as defined in the Warrant Agreement), surrender of the warrant certificate on or prior to the settlement date.

The Tranche 2 Warrants may be exercised on a cashless basis, pursuant to which the holder shall be entitled to receive a number of shares of New Common Stock equal to one share of New Common Stock multiplied by a fraction equal to (x) the fair market value (as of the business day immediately preceding the date on which the exercise notice was delivered) of one share of New Common Stock, minus the applicable exercise price, divided by (y) such fair market value. Holders of Warrants do not have the rights or privileges of holders of New Common Stock or any voting rights until they exercise their Warrants and receive shares of New

Common Stock. After the issuance of shares of New Common Stock upon exercise of the Warrants, each holder will be entitled to the same rights as holders of New Common Stock.

Pursuant to the Warrant Agreement, holders of Warrants may exercise their Warrants only for a whole number of shares of New Common Stock. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, such fractional interest will be rounded to the next higher whole number of the number of shares of New Common Stock to be issued to the holder.

Effective January 24, 2024, the Tranche 1 Warrants and Tranche 2 Warrants began trading on the Nasdaq Global Select Market under the symbols "CORZW" and "CORZZ," respectively.

During the year ended December 31, 2024, 0.6 million Tranche 1 Warrants were exercised, which resulted in cash receipts of $4.4 million.

The Tranche 2 Warrants became exercisable as of the close of trading on July 11, 2024, when the daily volume weighted average trading price of the Company's New Common Stock exceeded $8.72 per share for the 20th consecutive trading day pursuant to the Warrant Agreement. During the year ended December 31, 2024, 60.9 million Tranche 2 Warrants were exercised, which resulted in cash receipts of $0.6 million.

10.   FAIR VALUE MEASUREMENTS

The Company measures certain assets and liabilities at fair value on a recurring or non-recurring basis in certain circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company uses observable market data when determining fair value whenever possible and relies on unobservable inputs only when observable market data is not available.

Recurring Fair Value Measurements

Prior to the Petition Date, the Public Warrants and Private Placement Warrants were recognized as derivative liabilities in accordance with ASC 815, *Derivatives and Hedging*. Accordingly, the Company recognized the warrant instruments as liabilities at fair value and adjusted the instruments to fair value at each reporting period. The liabilities were subject to remeasurement at each balance sheet date until exercised, and any change in fair value were recognized in the Company's Consolidated Statements of Operations. The initial and subsequent fair value estimates of the Public Warrants and Private Placement Warrants are based on the listed price in an active market for such warrants. After the Petition Date, the Public Warrants and Private Placement Warrants were transferred to Liabilities subject to compromise at the expected allowed amount of zero dollars. A gain of $0.3 million from the derecognition of the prior fair value is reported in Reorganization items, net for the year ended December 31, 2022.

The Company had elected prior to the Petition Date to measure its Convertible Notes at fair value on a recurring basis because the Company believed it better reflected the underlying economics of the Convertible Notes, which contain multiple embedded derivative features. The fair value of the Company's convertible notes payable is determined using a market approach based on observable market prices for similar securities when available.

Prior to the three months ended June 30, 2022, when observable market data was not available, the Company used an as-converted value plus risk put option model that included certain unobservable inputs that were significant to the fair value measurement such as probability of a financing event occurring (e.g., a SPAC merger or qualified financing), expected term, volatility and the negotiation discount. The fair value of the Secured Convertible Notes considered the minimum payoff at maturity of two times the face value of the note plus accrued interest, as well as the opportunity for appreciation if the value of the Company's stock increased 60% or more relative to the pricing at the financing event (since the conversion price is set at 80% of the stock price at the financing event, a stock price appreciation of 60% would match the minimum payoff of two times the face value plus accrued interest). The fair value of the Other Convertible Notes considered the minimum payoff at maturity of one times the face value of the note plus accrued interest, as well as the opportunity for appreciation if the value of the Company's stock were to fall no more than 20% relative to the pricing at the financing event (since the conversion price is set at 80% of the stock price at the financing event, a stock price decline of 20% would match the minimum payoff of one times the face value plus accrued interest). Upon the closing of the Merger Agreement with XPDI in January 2022, the conversion price for the Convertible Notes became fixed at 80% of the financing price ($8.00 per share of common stock) and the holders now have the right to convert at any time until maturity.

Due to the occurrence of the SPAC merger and the subsequent significant decline in the Company's stock price below the conversion price, the fair value of the Company's convertible notes beginning with the three months ended June 30, 2022 was determined using a discounted cash flow model that considered the principal and interest payments, including the minimum payoff at maturity of two times the face value of the note plus accrued interest for the Secured Convertible Notes and the value of the call option that includes certain unobservable inputs that may be significant to the fair value measurement such as expected term and volatility of the call option.

The CVRs, GUC CVRs and Warrants are recognized as derivative liabilities in accordance with ASC 815 and are initially and subsequently measured at fair value with changes in fair value reflected in Net loss. When these instruments were recognized on the Effective Date, observable market data was not available. As of December 31, 2024, observable Level 1 market data was available for the CVRs and Warrants.

On the Effective Date, the CVRs and GUC CVRs were recognized at their fair value of $86.3 million. During the year ended December 31, 2024, a decrease in fair value of $82.1 million was included in Change in fair value of warrant and contingent value rights on the Company's Consolidated Statements of Operations.

On the Effective Date, the warrants were recognized at their fair value of $345.9 million. During the year ended December 31, 2024, an increase in fair value of $1.45 billion was included in Change in fair value of warrant and contingent value rights on the Company's Consolidated Statements of Operations.

The following presents the levels of the fair value hierarchy for the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 (in thousands):

		Fair Value Hierarchy		
	Level 1	Level 2	Level 3	Fair value
Assets:				
Cash and cash equivalents				
Money market funds	$ 832,213	$ —	$ —	$ 832,213
Digital assets	23,893	—	—	23,893
Total assets measured at fair value on a recurring basis	$ 856,106	$ —	$ —	$ 856,106
Liabilities:				
Contingent value rights	$ 4,272	$ —	$ —	$ 4,272
Warrants	1,097,285	—	—	1,097,285
Total liabilities measured at fair value on a recurring basis	$ 1,101,557	$ —	$ —	$ 1,101,557

Level 2 Recurring Fair Value Measurements

In October 2023, the Company entered into an energy forward purchase contract to fix a specified component of the energy price related to forecasted energy purchases at the Cottonwood 1 facility from November 1, 2023 through May 31, 2024 (the "Energy Derivatives"). The energy forward purchase contract is not designated as a hedging instrument for accounting. The Energy Derivatives are recognized as derivatives in accordance with ASC 815 initially and subsequently measured at fair value with changes in value reflected in Netloss. The Company measures the fair value of its energy forward purchase contract using the discounted cash flow model and uses Intercontinental Exchange forward curves and risk-free rates as observable market inputs.

The following table summarizes the fair value of the energy forward purchase contract on the Company's Consolidated Balance Sheets (in thousands):

		Fair Value (Level 2)	
	Financial statement line item	December 31, 2024	December 31, 2023
Energy forward purchase contract	Accrued expenses and other current liabilities	$ —	$ 2,262

The Company recorded the following losses related to the energy forward purchase contract on the Company's Consolidated Statements of Operations (in thousands):

		Year Ended December 31,	
	Financial statement line item	2024	2023
Energy forward purchase contract	Change in fair value of energy derivatives	$ (2,757)	$ (3,918)

Nonrecurring Fair Value Measurements

The Company's non-financial assets, including property, plant and equipment, and intangible assets (other than digital assets) are measured at estimated fair value on a nonrecurring basis and are adjusted only upon impairment or when held for sale. Prior to the adoption of ASU 2023-08, digital assets were subject to nonrecurring fair value adjustments only when impairment was recognized.

Refer to Note 2 — Summary of Significant Accounting Policies and Note 5 — Property, Plant, and Equipment, for more information regarding fair value considerations when measuring impairment.

No non-financial assets were classified as Level 3 as of December 31, 2024 or December 31, 2023.

The Company's financial instruments, that are not subject to recurring fair value measurements, include cash and cash equivalents (other than money market funds), restricted cash, accounts receivable, accounts payable, leases, notes payable and certain accrued expenses and other liabilities. Except for the 2029 Convertible Notes and 2031 Convertible Notes, the carrying amount of these financial instruments materially approximate their fair values. As of December 31, 2024, the fair value of the 2029 Convertible Notes and 2031 Convertible Notes using Level 1 active market price was $703.1 million and $615.8 million, respectively.

11.   COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2024, the Company was contractually committed for approximately $1.14 billion of capital expenditures, primarily related to infrastructure modifications, equipment procurement, and labor associated with the conversion of a significant portion of its data centers to deliver hosting services for HPC. Of this amount, $899.3 million is reimbursable by our customer under our agreements. These capital expenditures are expected to occur over the next year.

Legal Proceedings

The Company is subject to legal proceedings arising in the ordinary course of business. The Company accrues losses for a legal proceeding when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to reasonably estimate the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from amounts accrued and could materially adversely affect the Company's business, cash flows, results of operations, financial condition and prospects. Unless otherwise indicated, the Company is unable to estimate reasonably possible losses in excess of any amounts accrued.

Purported Shareholder Class Action ("Pang")

On November 14, 2022, Plaintiff Mei Pang filed a purported class-action complaint against Core Scientific, Inc., its former chief executive officer, Michael Levitt, and others in the United States District Court, Western District (Austin) of Texas asserting that the Company violated the Securities and Exchange Act by allegedly failing to disclose to investors that among other things the Company was vulnerable to litigation given its decision to pass power costs to its customers, that certain clients had breached their contracts, and that this impacted the Company's profitability and ability to continue as a going concern. The complaint seeks monetary damages. Core filed a notice of suggestion of bankruptcy stating that its petition for bankruptcy—filed on December 21, 2022—operates as a stay to the continuation of this matter. Plaintiff subsequently withdrew its claims against Core. A lead plaintiff was appointed in April 2023 and proofs of claim were filed in the Company's Chapter 11 Cases. After the Company filed its motion to dismiss and a subsequent motion for consideration with respect to remaining claims not dismissed, all remaining claims in the complaint against the individual defendants were subsequently dismissed without prejudice in April 2024.

On December 7, 2023, the United States Bankruptcy Court for the Southern District of Texas in Houston, sustained the Company's objection to the filed class proof of claim without prejudice to re-file a proof of claim on an individual basis by December 20, 2023; and denied plaintiff's Motion for Class Treatment under Fed. R. Bankr. P. 7023. No individual proof of claim was filed by any of the class representatives of the purported class action by December 20, 2023, and a separately filed objection to confirmation of Debtors' Fourth Amended Chapter 11 Plan and Disclosure Statement was overruled by the Bankruptcy Court on January 16, 2024. On January 29, 2024, plaintiff filed a notice of appeal of the order confirming the Company's Plan of Reorganization.

On June 7, 2024, Plaintiff refiled its complaint asserting that the individual defendants violated the Securities Exchange Act by allegedly failing to disclose to investors that among other things the Company failed to disclose known trends or uncertainties that would have an impact on the Company's financial performance. The Company's motion to dismiss the refiled complaint is pending with the United States District Court in Austin, Texas.

Purported Shareholder Class Action ("Ihle")

On July 24, 2023, Plaintiff Brad Ihle filed a purported class action complaint against certain officers and directors of Power & Digital Infrastructure Acquisition Corp. (the former name of the current corporate entity operating our business, or "XPDI") and XMS Sponsor LLC et al, in the Court of Chancery State of Delaware. The complaint alleges breach of fiduciary duties arising out of the merger of XPDI and the entity that conducted our business operations prior to the merger ("Legacy Core") and the marketing and solicitation of shareholders pursuant to that merger agreement dated July 20, 2021. Certain of the defendants have notified the Company of their intention to seek defense and indemnification in this matter pursuant to Delaware law and the Company's bylaws.

Employment Claim

On September 30, 2022, Harlin Dean, a former executive of Blockcap, Inc. (n/k/a Core Scientific Acquired Mining, LLC) sent a demand letter to the Company, seeking approximately $9.8 million. Along with the demand letter, Mr. Dean enclosed a complaint that had been filed in the 419th Judicial District Court, Travis County, Texas, which asserted the following causes of action: (1) breach of employment agreement; (2) quantum meruit; (3) promissory estoppel; (4) conversion; (5) declaratory relief; (6) equitable relief/specific performance; (7) imposition of constructive trust; (8) accounting; and (9) attorneys' fees and costs. According to Mr. Dean, the Company failed to honor the terms of his employment agreement upon his resignation.

Following the Company's filing of the Chapter 11 Cases, Mr. Dean filed proofs of claim in the Chapter 11 Cases alleging the Company breached Mr. Dean's employment agreement and various equity award agreements. Mr. Dean seeks a total recovery of approximately $8 million. The Debtors filed an objection to Mr. Dean's proofs of claim on September 19, 2023. Mr. Dean filed a reply in support of his claim and moved for summary judgment on October 19. As a general unsecured creditor under the Plan of Reorganization, any amount determined to be owed to plaintiff will be paid in common shares of the Company as provided in the Plan of Reorganization.

On January 24, 2025, the Company reached a settlement with Mr. Dean for $2.8 million and agreed to issue 561,866 shares of common stock to resolve the matter. The shares issued in settlement were drawn from the shares of New Common Stock held in reserve for disputed claims as described in Note 12 — Stockholders' Deficit and do not represent a new issuance of shares.

Contract Claims

GEM Mining 1, LLC, GEM Mining 2, LLC, GEM Mining 2B, LLC, and GEM Mining 4, LLC (together "GEM") have filed proofs of claim in the Chapter 11 Cases alleging the Company breached its hosting agreements with GEM and are seeking to recover approximately $4.1 million. The Debtors filed an initial objection to GEM's proofs of claim on May 4, 2023, and filed a supplemental objection on May 6, 2023. GEM filed a response in opposition to Debtors' objections on September 6, 2023. Additionally, GEM 1 and GEM 4 filed proofs of claim in the Chapter 11 Case asserting approximately $8 million in rejection damages. The Debtors are currently preparing an objection to these claims along with a reply to GEM's response to the Debtors' earlier filed objections. As a general unsecured creditor under the Plan of Reorganization, any amount determined to be owed to plaintiff will be paid in common shares of the Company as provided in the Plan of Reorganization.

On January 28, 2025, the Company reached a settlement with GEM for $4.0 million and agreed to issue 817,775 shares of common stock to resolve the matter. The shares issued in settlement were drawn from the shares of New Common Stock held in reserve for disputed claims as described in Note 12 — Stockholders' Deficit and do not represent a new issuance of shares.

As of December 31, 2024 and December 31, 2023, there were no other material loss contingency accruals for legal matters.

Leases—See Note 7 — Leases for additional information.

12. STOCKHOLDERS' DEFICIT

Pre-emergence from Bankruptcy

Authorized Capital

As of December 31, 2023, the Company was authorized to issue 10.0 billion shares of common stock, $0.0001 par value. The holders of the Company's common stock were entitled to one vote per share.

As a result of the Business Combination, all of XPDI's Class A Common Stock and Class B Common Stock automatically converted into 30.8 million shares of Core common stock on a one-for-one basis. XPDI's 8.6 million public warrants issued in its initial public offering (the "Public Warrants") and 6.3 million warrants issued in connection with private placement at the time of XPDI's initial public offering (the "Private Placement Warrants") became warrants for Core common stock.

Following the Business Combination with XPDI, each share of common stock or warrant was converted to shares of Core common stock or a warrant to purchase shares of Core common stock based on an exchange ratio of 1.60015286880.

Equity Line of Credit

In July 2022, the Company entered into a common stock purchase agreement (the "Equity Line of Credit") and a Registration Rights Agreement (the "Registration Rights Agreement") with B. Riley. Pursuant to the Equity Line of Credit, the Company had the right to sell to B. Riley, up to $100.0 million of shares of the Company's common stock, par value $0.0001 per share (the "ELOC Common Stock"), subject to certain limitations and conditions set forth in the Equity Line of Credit, from time to time during the term of the Equity Line of Credit. Sales of ELOC Common Stock pursuant to the Equity Line of Credit, and the timing of any sales, were solely at the Company's option, and the Company was under no obligation to sell any securities to B. Riley under the Equity Line of Credit. The Equity Line of Credit was terminated as a result of the Plan of Reorganization and the obligations of the parties under the Equity Line of Credit were extinguished.

As consideration for B. Riley's commitment to purchase shares of Common Stock at the Company's direction upon the terms and subject to the conditions set forth in the Equity Line of Credit, upon execution of the Equity Line of Credit in July 2022, the Company issued 0.6 million shares to B. Riley with a fair value of $1.1 million at issuance which was recorded within other non-operating expenses, net on the Company's Consolidated Statements of Operations and presented as equity line of credit expenses on the Consolidated Statements of Cash Flows. In addition, the Company reimbursed $0.1 million of reasonable legal fees and disbursements of B. Riley's legal counsel in connection with the transactions contemplated by the Equity Line of Credit and the Registration Rights Agreement.

During the year ended December 31, 2022, the Company issued 13.4 million shares under the Equity Line of Credit for a total sales price to B. Riley of $20.7 million is net of $0.6 million for the fixed 3.0% discount to the VWAP described above which was recorded within other non-operating expenses, net on the Company's Consolidated Statements of Operations and presented as equity line of credit expenses on the Consolidated Statements of Cash Flows. During the year ended December 31, 2023, the Company did not issue any shares under the Equity Line of Credit. No shares of common stock were available to be issued under the Equity Line of Credit as of December 31, 2023, and the Equity Line of Credit was terminated as a result of the Plan of Reorganization.

Warrant Exercises

In March 2020, the Company issued warrants to the Company's President and Chief Executive Officer and a member of the Board of Directors to purchase up to 6.4 million shares of the Company's common stock at an exercise price of $0.84 per share (as amended). In March 2022, a warrant holder exercised their warrant to purchase 3.2 million shares in a cashless exercise resulting in 2.9 million net shares issued to the warrant holder after withholding 0.3 million shares for the exercise price.

In March 2020, the Company issued warrants to service providers in exchange for services provided related to the issuance of Series A Convertible Preferred Stock. The warrants were for an aggregate of 0.2 million shares at an exercise price of $4.27 per share.

During the year ended December 31, 2022, 4.4 million of the warrants were exercised in a cashless exercise resulting in 3.0 million net shares issued to the warrant holders.

There were no warrant exercises during the year ended December 31, 2023.

Convertible Note Exercises

As discussed in Note 8 — Convertible and Other Notes Payable, the Company issued $514.8 million of Convertible Notes in 2021 along with issuing an additional $31.4 million from issuance through December 31, 2022, as payment-in-kind interest on convertible notes outstanding. The Convertible Notes became convertible into common shares at the option of the holder at a conversion price equal to $8.00 per share upon the closing of the Merger Agreement with XPDI in January 2022. During the year ended December 31, 2022, $1.6 million of Convertible Notes were exercised resulting in 0.2 million shares issued to the holders of the Convertible Notes that were exercised. There were no exercises of Convertible Notes during the year ended December 31, 2023.

SPAC Vesting Shares

1.7 million common shares are subject to vesting requirements, as described further in Note 4 — Business Combination and Restructuring. These contingently issuable shares do not require future service in order to vest and do not result in stock-based compensation expense. The SPAC Vesting Shares are accounted for as an equity contract, and meet the criteria for equity classification. The Company has recorded the SPAC Vesting Shares within additional paid-in capital on the Company's Consolidated Balance Sheets as of December 31, 2023.

Vendor Settlement

In March 2022, the Company issued 1.6 million shares of the Company's common stock related to a vendor liability that had been assumed by the Company in July 2021 as part of the Blockcap acquisition. In addition, the vendor liability required settlement in cash based on the difference between the weighted average of the closing price of the Company's common stock for each day there was a closing price during the thirty consecutive days immediately prior to the expiration of the lockup period (defined in the agreement as 180 days from the date from the closing of the XPDI merger) and the $21.3 million contractual amount of the liability. During the year ended December 31, 2022, we recorded $9.5 million, within Other non-operating expenses, net on the Consolidated Statements of Operations related to changes in the fair value of the vendor liability. There were no changes in the fair value of the vendor liability during the year ended December 31, 2023. As of December 31, 2023, the fair value of the liability of $18.1 million was recorded within Liabilities subject to compromise on the Consolidated Balance Sheets.

Equity Incentive Plans

At the Special Meeting in connection with the XPDI Merger, the stockholders of XPDI approved the Core Scientific, Inc. 2021 Equity Incentive Plan (the "2021 Plan"). Awards granted under the 2021 Plan may be incentive stock options (subject to satisfaction of applicable statutory requirements), non-qualified stock options, stock appreciation rights, restricted stock and stock units, performance awards and other cash-based or stock-based awards. Awards granted under the 2021 Plan are subject to a minimum vesting period of at least one year commencing from the date of grant. Additionally, options granted under the plan must expire within ten years of the grant date and must be granted with exercise prices of no less than the fair value of the common stock on the grant date, as determined by the Company's Board of Directors. Following the consummation of the Business Combination, the Company expects that its Board of Directors will make grants of awards under the 2021 Plan to eligible participants. The maximum number of shares of the Company's common stock that may be issued under the 2021 Plan is 45.0 million shares. As of the Effective date of the Plan of Reorganization, the Company no longer grants equity incentive awards under the 2021 Plan.

Equity Rights Offering

On November 20, 2023, the Company commenced an equity rights offering (the "Equity Rights Offering") of common shares of the reorganized Company (the "ERO Shares") in an aggregate amount of $55 million. On the Effective Date, the Company issued 15,648,896 shares on account of the Equity Rights Offering in exchange for the cash proceeds. Also, on November 16, 2023, the Company entered into an agreement (the "Backstop Commitment Letter") with the parties named therein (the "Commitment Parties"), pursuant to which the Commitment Parties agreed to severally and not jointly backstop $37.1 million of the Equity Rights Offering (the "Backstop Commitment"), subject to the terms and conditions of the Backstop Commitment Letter. The subscription period for the ERO expired on January 5, 2024. The Equity Rights Offering was oversubscribed and the aggregate subscriptions (including over subscriptions) exceeded the number of ERO Shares offered to be purchased as part of the Equity Rights Offering. The results of the Equity Rights Offering rendered the previously arranged Backstop Commitment unnecessary, however, on the Effective Date, the Company issued 2,111,178 New Common Stock shares on account of the underlying backstop fee associated with the Backstop Commitment.

Emergence from Bankruptcy

As disclosed in Note 1 — Organization and Description of Business, on December 21, 2022, the Debtors filed the Chapter 11 Cases in the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code.

On January 15, 2024, the Debtors filed with the Bankruptcy Court the Plan of Reorganization, and on January 16, 2024, the Bankruptcy Court entered the Confirmation Order.

On the Effective Date, the Plan of Reorganization became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases. On the Effective Date, in connection with the effectiveness of, and pursuant to the terms of, the Plan of Reorganization and the Confirmation Order, the Company's common stock outstanding immediately before the Effective Date was canceled and is of no further force or effect, and the new organizational documents of the Company became effective, authorizing the issuance of shares of common stock, par value $0.00001 per share (the "New Common Stock"). In accordance with the foregoing, on the Effective Date, the Company, as reorganized on the Effective Date and in accordance with the Plan of Reorganization, issued the: (i) New Common Stock, (ii) Warrants, (iii) CVRs, (iv) New Secured Convertible Notes, (v) Secured Notes and (vi) the GUC CVRs (each, as defined below). Such securities, rights, or interests were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") provided by section 1145 of the Bankruptcy Code.

On the Effective Date, all equity interests in the Company that existed immediately prior to the Effective Date were cancelled, including the Company's then-existing common stock and warrants, and the Company issued or caused to be issued the New Common Stock in accordance with the terms of the Plan of Reorganization.

On the Effective Date, pursuant to the Plan of Reorganization, the Company issued or held in reserve as issuable:

- 176,266,782 shares of New Common Stock;

- 4,725,091 shares of New Common Stock held in reserve for disputed claims;

- 180,241,211 Warrants, composed of 98,313,313 Tranche 1 Warrants and 81,927,898 Tranche 2 Warrants;

- 51,783,625 CVRs; and

- GUC CVRs.

The 4,725,091 shares of New Common Stock held in reserve for disputed claims will be distributed in settlement of previously disputed claims which become allowed by the Bankruptcy Court. On the one-year anniversary from the Effective Date, or at such earlier date as all disputed claims are considered resolved, any reserved shares not distributed in settlement of previously disputed claims which become allowed will be issued to holders of the common stock immediately prior to the Effective Date. As these shares will be issued and only the recipient is contingent, the Company accounts for these shares as outstanding in its Consolidated Balance Sheets and in the Basic and Diluted Weighted average shares outstanding in its Consolidated Statements of Operations. Shares estimated by the Company to be issued to disputed claims are included in the gain on satisfaction of the GUC claims reported in Reorganization items, net.

New Common Stock and Preferred Stock

The Company is authorized to issue 10,000,000,000 shares of New Common Stock and 2,000,000,000 shares of preferred stock (the "Preferred Stock"), each having a par value of $0.00001 per share. The rights and preferences of the New Common Stock shall at all times be subject to the rights of the Preferred Stock as may be set forth in one or more certificates of designations filed with the Secretary of State of the State of Delaware from time to time in accordance with the Delaware General Corporation Law and the Charter.

The Charter authorized the Board of Directors to provide for the issuance of a share or shares of Preferred Stock in one or more series and to fix for each such series (i) the number of shares constituting such series and the designation of such series, (ii) the voting powers (if any) of the shares of such series, (iii) the powers, preferences, and relative, participating, optional or other special rights of the shares of each such series, and (iv) the qualifications, limitations, and restrictions thereof. The authority of the Board of Directors with respect to the Preferred Stock shall include, but not be limited to, determination of (i) the number of shares constituting any series, (ii) the dividend rate or rates on the shares of any series, (iii) the voting rights, if any, of such series and the number of votes per share, (iv) conversion privileges, (v) whether the shares of any series shall be redeemable, (vi) whether any series shall have a sinking fund for the redemption or purchase of shares of such series, (vii) the rights of the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company and (viii) any other powers, preferences, rights, qualifications, limitations and restrictions of any series.

Incentive Plan

In accordance with the Plan of Reorganization, the Company adopted an equity-based management incentive plan on April 26, 2024 (the "Incentive Plan"). The Incentive Plan provides for the grant of non-qualified stock options, stock appreciation rights, shares of restricted stock, restricted stock units, performance awards, dividend equivalent rights and other stock-based awards.

The Incentive Plan provides for grants of up to 40,000,000 shares of the Company's Common Stock in respect of awards, subject to adjustment as provided in the Incentive Plan, and limits the aggregate compensation that may be paid to the Company's non-employee directors in respect of any single fiscal year (including awards under the Incentive Plan) to a total of $800,000.

The form of outstanding grants under the Incentive Plan currently includes RSUs and MSUs. The participants in the Incentive Plan, the timing and allocations of the awards to participants, and the other terms and conditions of such awards (including, but not limited to, vesting, exercise prices, base values, hurdles, forfeiture, repurchase rights and transferability) is determined by the Compensation Committee of the Board of Directors in its discretion, as plan administrator.

Under the Incentive Plan, certain executives have been granted MSUs which are subject to the achievement of market-based share price goals and the executives' continued service until the relevant vesting date. The number of shares which vest as of the end of each measurement period on each vesting date are conditioned on the highest 20-day volume weighted average price of the Company's share price achieved during the tranche's measurement vesting period since grant. The MSU vesting schedule is proportionate over a three-year service period where such proportions are identified as tranches with separate service conditions and measurement periods for the market conditions. If certain market-based share price goals are not met during certain tranche measurement periods, the ability to satisfy such goals apply in subsequent measurement periods and permit vesting if such market conditions are then met (and the service conditions are then satisfied). The following table presents additional information relating to each MSU award:

Share Price Goal	Incremental Units	Tranche Cumulative Units
December 31, 2024 Vesting:		
$ 3.14	144,041	144,041
$ 5.00	144,041	288,082
$ 8.00	144,041	432,123
$ 10.00	144,041	576,164
$ 12.00	144,041	720,205
$ 14.00	144,041	864,246
December 31, 2025 Vesting:		
$ 3.14	144,041	144,041
$ 5.00	144,041	288,082
$ 8.00	144,041	432,123
$ 10.00	144,041	576,164
$ 12.00	144,041	720,205
$ 14.00	144,041	864,246
December 31, 2026 Vesting:		
$ 3.14	144,041	144,041
$ 5.00	144,041	288,082
$ 8.00	144,041	432,123
$ 10.00	144,041	576,164
$ 12.00	144,041	720,205
$ 14.00	144,041	864,246

Stock-Based Compensation

Stock Options—Stock options granted under the 2018 Plan were granted at a price per share not less than the fair value at the date of grant. Options granted vest over 4 years and are exercisable for up to 10 years. No stock options were granted during the years ended December 31, 2024, and 2023. Determining the fair value of stock options at the grant date required judgment, including estimating the expected term, expected volatility, risk-free interest rate, and expected dividends.

Expected Term—The Company's expected term was determined using the simplified method and represents the midpoint between the vesting period and the contractual term of the awards.

Expected Volatility—The Company's volatility factor was estimated using comparable public company volatility for similar terms.

Risk-Free Interest Rate—The Company based the risk-free interest rate used in the Black-Scholes option-pricing model on the implied yield currently available on US Treasury zero coupon issues with an equivalent remaining term. Where the expected term of the Company's stock-based awards did not correspond with the term for which an interest rate was quoted, the Company performed a straight-line interpolation to determine the rate from the available term maturities.

Expected Dividends—The Company has no history of paying cash dividends and has no present intention to pay common stock cash dividends in the future; as a result, the expected dividend yield was 0% for the stock options that were granted.

A summary of stock option activity for the year ended December 31, 2024, is as follows (amounts in thousands, except per share amounts):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding - December 31, 2023	22,575	8.88	6.9 $	—
Cancellation of common stock in connection with emergence	(22,575)	8.88		
Issuance of new common stock in connection with emergence	2,257	88.84		
Options outstanding - Effective Date	2,257	88.84		
Granted	—	—		
Exercised	—	—		
Forfeited or cancelled	(1,888)	94.09		
Expired	—	—		
Options outstanding - December 31, 2024	369 $	62.12	3.6 $	372
Options expected to vest as of December 31, 2024	— $	127.39	3.2 $	—
Options exercisable as of December 31, 2024	369 $	61.61	3.6 $	372

No options were granted or vested during the years ended December 31, 2024 and 2023. As of December 31, 2024, total unrecognized stock-based compensation expense related to unvested stock options was immaterial.

Restricted Stock Units — RSUs granted in 2024 generally vest over a 3-year service period.

Market Condition Restricted Stock Units — See Incentive Plan above for the vesting conditions of the Market condition restricted stock units ("MSUs").

A summary of RSU and MSU activity for the year ended December 31, 2024, is as follows (amounts in thousands, except per share amounts):

	Restricted Stock Units		Market Condition Restricted Stock Units	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested - December 31, 2023	38,358	2.69	—	—
Cancellation of common stock in connection with emergence	(38,358)	2.69	—	—
Issuance of new common stock in connection with emergence	3,836	26.93	—	—
Unvested - Effective Date	3,836	26.93	—	—
Granted	20,914	6.70	2,843	6.07
Vested	(3,857)	15.71	(879)	6.11
Forfeited	(2,552)	16.42	(236)	3.99
Unvested - December 31, 2024	18,341 $	7.68	1,728 $	6.11

As of December 31, 2024, the Company had approximately $111.7 million of unrecognized stock-based compensation expense related to RSUs, which is expected to be recognized over a weighted average time period of 2.4 years, and an additional $7.4 million of unrecognized stock-based compensation expense related to MSUs for which some or all of the requisite service has been provided under the service conditions but had market conditions that had not yet been achieved. The unrecognized stock-based compensation expense related to MSUs is expected to be recognized over a weighted average time period of 2.0 years.

Stock-based compensation expense for the years ended December 31, 2024, 2023 and 2022, is included in the Company's Consolidated Statements of Operations as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Cost of revenue	$ 7,950	$ 5,050	$ 25,779
Research and development	2,810	1,337	22,093
Sales and marketing	5,846	4,929	9,401
General and administrative	35,318	47,576	125,621
Stock-based compensation expense, net of amounts capitalized	51,924	58,892	182,894
Capitalized stock-based compensation[1]	487	—	—
Total stock-based compensation cost	$ 52,411	$ 58,892	$ 182,894

[1] Represents the amounts of stock-based compensation capitalized to property, plant, and equipment.

13.   INCOME TAXES

Current income tax expense represents the amount expected to be reported on the Company's income tax returns, and deferred tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered likely to be realized. The Company had $0.9 million and $0.7 million of income tax expense, and $17.1 million of income tax benefit for the years ended December 31, 2024, 2023 and 2022, respectively.

The income tax expense and effective income tax rate for the years ended December 31, 2024, 2023 and 2022 were as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
Current tax:			
Federal	$ —	$ —	$ 74
State	859	683	1,356
Total current tax	859	683	1,430
Deferred tax:			
Federal	—	—	(18,532)
State	—	—	11
Total deferred tax	—	—	(18,521)
Total income tax expense (benefit)	$ 859	$ 683	$ (17,091)

The reconciliation between the U.S. statutory tax rate and the Company's effective tax is presented as follows (in thousands):

		Year Ended December 31,				
		2024		2023		2022
U.S. federal statutory income tax benefit applied to loss before income taxes	$	(275,971)	$	(51,619)	$	(454,316)
State income taxes, net of federal benefit		6,673		12,325		(31,667)
Stock compensation		14,319		16,578		4,789
Non-deductible interest		2,875		11,659		11,366
Fair value adjustment - convertible notes		287,523		—		(10,942)
Reorganization costs		1,508		40,572		—
Non-deductible expenses		—		—		288
Valuation allowance		(36,230)		(29,195)		241,892
Goodwill impairment		—		—		221,499
Other permanent items		162		363		—
Total income tax expense (benefit)	$	859	$	683	$	(17,091)

The Company's deferred tax assets and liabilities are detailed as follows (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Deferred tax assets:						
Net operating loss carryforward	$	70,530	$	73,272	$	79,729
Capital loss carryforward		48,007		50,313		52,765
Deferred interest carryforward		23,858		18,438		11,289
Research tax credit carryforward		1,005		483		404
Reserves and accruals		4,773		2,440		4,248
Stock-based compensation		6,705		17,614		16,917
Derivatives		228		—		—
Property, plant and equipment, net		21,857		53,334		75,349
Digital asset impairment loss		—		6		—
Debt extinguishment loss		—		2,446		2,561
Intangibles (other than goodwill)		2,266		2,660		2,301
Leases		23,455		2,099		7,062
Capitalized research and development expenses		4,872		4,226		801
Other		470		6		169
Gross deferred tax assets		208,026		227,337		253,595
Valuation allowance		(183,123)		(219,515)		(248,710)
Deferred tax assets, net of valuation allowance		24,903		7,822		4,885
Deferred tax liabilities:						
Deferred settlement		—		(6,031)		—
Operating lease ROU assets		(24,903)		(1,791)		(4,885)
Deferred tax liabilities, net		(24,903)		(7,822)		(4,885)
Total net deferred tax assets (liabilities)	$	—	$	—	$	—

The changes in the Company's valuation allowance were as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Beginning Balance	$ 219,515	$ 248,710	$ 6,781
Change related to current net operating losses and impairments	16,612	(561)	241,892
Change related to deferred tax adjustments	(29,217)	(37,485)	37
Change related to prior period adjustments	6,409	8,851	—
Change related to restructuring	(30,196)	—	—
Ending Balance	$ 183,123	$ 219,515	$ 248,710

Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. The assessment regarding whether a valuation allowance is required on deferred tax assets considers the evaluation of both positive and negative evidence when concluding whether it is more likely than not that deferred tax assets are realizable. After reviewing the positive and negative evidence available, the Company has recorded a valuation allowance of $183.1 million. The valuation allowance primarily relates to deferred tax assets for fixed assets, deferred interest carryforwards, net operating loss carryforwards and capital loss carryforwards.

As of December 31, 2024, the Company has federal and state net operating loss carryforwards in the amount of $312.4 million and $128.1 million, respectively. As of December 31, 2023, the Company had federal and state net operating loss carryforwards in the amount of $330.2 million and $106.6 million, respectively. The federal net operating loss can be carried forward indefinitely, however the utilization of the federal net operating loss for a tax year is equal to the lesser of (1) the aggregate of the net operating loss carryovers to such year, plus the net operating carrybacks to such tax year, or (2) 80% of taxable income determined without regard to the deduction. The Company's state net operating loss carryforwards expiration periods range from 2035 to indefinite. As of December 31, 2024, the Company had U.S. federal and state capital loss carryforwards of $220.7 million and $42.4 million, respectively. The capital loss carryforwards begin to expire in 2028.

In addition, the Company's net operating loss may be subject to utilization limitations due to changes of control, as defined by tax law under Internal Revenue Code Sections 382. Similar provisions may subject the capital loss carryforwards to utilization limitation.

At December 31, 2024 and 2023, the Company had an unrecognized tax benefit of $0.6 million and $0.3 million, respectively. Accrued interest and penalties related to unrecognized tax benefits are recorded as income tax expense. The Company continues to believe its positions are supportable; however, due to uncertainties in any tax audit outcome, the Company's estimates of the ultimate settlement of uncertain tax positions may change and the actual tax benefits may differ from the estimates.

The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company's 2020 through 2024 tax years are subject to U.S. federal and state examination.

14. **NET LOSS PER SHARE**

Basic earnings per share ("EPS") is measured as the income or loss available to common stockholders divided by the weighted average common shares outstanding for the period. Upon exercise of the Tranche 2 Warrants, shares are issuable for little or no consideration, sometimes referred to as "penny warrants". Under ASC 260-10-45-13, those issuable shares are considered outstanding in the computation of basic EPS whether or not related warrants have been exercised. At December 31, 2024, approximately 21.1 million shares of common stock remain issuable upon the exercise of the Tranche 2 Warrants and are included in the number of outstanding shares used for the computation of basic EPS for the year then ended. Additionally, the basic EPS numerator includes an adjustment to eliminate the changes in fair value that have been recognized in Net loss from the close of trading on July 11, 2024 through December 31, 2024, the period in which the Tranche 2 Warrants were exercisable and therefore included in weighted average share calculations. Changes in fair value from Emergence through the close of trading on July 11, 2024 remain in Net loss for the year ended December 31, 2024.

Diluted EPS includes and presents the dilutive effect on EPS from the potential issuance of shares from unvested restricted stock units, conversion of convertible securities, or the exercise of options and/or warrants. The potentially dilutive effect of convertible securities are calculated using the if-converted method. The potentially dilutive effect of options or warrants are computed using the treasury stock method. When potentially dilutive securities have an anti-dilutive effect (i.e., increase income per share or decrease loss per share), they are excluded from the diluted EPS calculation.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted loss per share (in thousands, except per share amounts):

| | Year Ended December 31, | | |
	2024	2023	2022
Numerator:			
Net loss	$ (1,315,005)	$ (246,487)	$ (2,146,318)
Add: Change in fair value of Tranche 2 Warrants	192,585	—	—
Basic and diluted net loss	$ (1,122,420)	$ (246,487)	$ (2,146,318)
Denominator:			
Weighted average shares outstanding - basic and diluted	255,832	379,863	340,647
Net loss per share - basic and diluted	$ (4.39)	$ (0.65)	$ (6.30)

Potentially dilutive securities include securities excluded from the calculation of diluted EPS because to do so would be anti-dilutive. Shares which may be issued from potentially dilutive securities are as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Stock options	369	22,575	23,915
Tranche 1 Warrants	97,673	—	—
Restricted stock units	18,341	38,358	45,217
Market condition restricted stock units	1,728	—	—
Warrants	—	14,892	18,311
Convertible Notes	69,611	69,998	69,998
SPAC Vesting Shares	—	1,725	1,725
Total shares issuable from potentially dilutive securities	187,722	147,548	159,166

15. SEGMENT REPORTING

The Company's operating segments are aggregated into reportable segments only if they exhibit similar economic characteristics and have similar business activities.

The Company now has three operating segments: "Digital Asset Self-Mining", consisting of performing digital asset mining for its own account; "Digital Asset Hosted Mining", consisting of providing hosting services to third-parties for digital asset mining; and "HPC Hosting", consisting of providing hosting services to third parties for GPU-based HPC operations. The Company's HPC operations met the criteria to be considered a new segment during the second quarter of 2024. The Digital Asset Self-Mining segment generates revenue from operating owned digital infrastructure and computer equipment as part of a pool of users that process transactions conducted on one or more blockchain networks. In exchange for these services, the Company receives digital assets. The Digital Asset Hosted Mining business generates revenue through the sale of consumption-based contracts for its digital asset hosted mining services which are recurring in nature. The HPC Hosting business generates revenue through licensing agreements and orders with licensees that include fixed and variable payments on a recurring basis.

The Company's Chief Executive Officer is the chief operating decision maker ("CODM"). The CODM uses gross profit to evaluate performance and allocate resources. Gross profit is used to evaluate actual results against expectations, which are based on comparable prior results, current budget, and current forecast. Gross profit is also used in deciding how profits and cash flows will be reinvested or otherwise deployed. The Company adopted ASU 2023-07 on January 1, 2024. The most significant provision was for the Company to disclose significant segment expenses that are regularly provided to the CODM. Power fees, depreciation expense, employee compensation and facility operations expense were determined to be significant segment expenses. The CODM does not evaluate performance or allocate resources based on segment asset or liability information; accordingly, the Company has not presented a measure of assets by segment. The segments' accounting policies are the same as those described in the summary of significant accounting policies. The Company excludes certain operating expenses and other expenses from the allocations to operating segments.

The following table presents revenue and gross profit by reportable segment for the periods presented (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Digital Asset Self-Mining Segment	(in thousands, except percentages)		
Digital asset self-mining revenue	$ 408,740	$ 390,333	$ 397,796
Cost of digital asset self-mining:			
Power fees	160,833	165,848	144,117
Depreciation expense	108,499	88,628	212,944
Employee compensation	26,129	16,853	23,574
Facility operations expense	13,274	14,055	9,554
Other segment items	5,600	6,312	4,893
Total cost of digital asset self-mining	314,335	291,696	$ 395,082
Digital Asset Self-Mining gross profit	$ 94,405	$ 98,637	$ 2,714
Digital Asset Self-Mining gross margin	23 %	25 %	1 %
Digital Asset Hosted Mining Segment			
Digital asset hosted mining revenue from customers	$ 77,554	$ 112,067	$ 242,517
Cost of digital asset hosted mining services:			
Power fees	35,408	62,366	125,859
Depreciation expense	3,604	6,806	10,630
Employee compensation	4,933	6,337	20,587
Facility operations expense	2,765	5,285	8,344
Other segment items	6,848	6,451	71,411
Total cost of digital asset hosted mining services	53,558	87,245	$ 236,831
Digital Asset Hosted Mining gross profit	$ 23,996	$ 24,822	$ 5,686
Digital Asset Hosted Mining gross margin	31 %	22 %	2 %
HPC Hosting Segment			
HPC hosting revenue:			
License fees	$ 17,498	$ —	$ —
Maintenance and other	73	—	—
Licensing revenue	17,571	—	—
Power fees passed through to customer	6,807	—	—
Total HPC hosting revenue	24,378	—	—
Cost of HPC hosting services:			
Depreciation expense	3	—	—
Employee compensation	2,514	—	—
Facility operations expense	11,907	—	—
Other segment items	478	—	—
Cost of licensing revenue	14,902	—	—
Power fees passed through to customer	6,807	—	—
Total cost of HPC hosting services	21,709	—	—
HPC Hosting gross profit	$ 2,669	$ —	$ —
HPC Hosting licensing gross margin	15 %	— %	— %
HPC Hosting gross margin	11 %	— %	— %
Consolidated			
Consolidated total revenue	$ 510,672	$ 502,400	$ 640,313
Consolidated cost of revenue	$ 389,602	$ 378,941	$ 631,913
Consolidated gross profit	$ 121,070	$ 123,459	$ 8,400
Consolidated gross margin	24 %	25 %	1 %

Concentrations of Revenue and Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Credit risk with respect to accounts receivable is concentrated with a small number of customers. The Company places its cash and cash equivalents with major financial institutions, which management assesses to be of high credit quality, in order to limit the exposure to credit risk. As of December 31, 2024 and December 31, 2023, all of the Company's fixed assets were located in the United States. For the years ended December 31, 2024, 2023 and 2022, all of the Company's revenue was generated in the United States. For the years ended December 31, 2024, 2023 and 2022, 80%, 78% and 62%, respectively, of the Company's total revenue was generated from digital asset mining of bitcoin from one customer. As of December 31, 2024 and 2023, substantially all of our digital assets were held by one third-party digital asset service.

For the years ended December 31, 2024, 2023 and 2022, the concentration of customers comprising 10% or more of the Company's Digital Asset Self-Mining, Digital Asset Hosted Mining, and HPC Hosting segment revenue were as follows:

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**	**2024**	**2023**	**2022**
	Percent of Digital Asset Self-Mining segment revenue:			Percent of Digital Asset Hosted Mining segment revenue:			Percent of HPC Hosting segment revenue:		
Customer									
E (related party)	N/A	N/A	N/A	N/A	N/A	38 %	N/A	N/A	N/A
F[1]	N/A	N/A	N/A	61 %	49 %	N/A	N/A	N/A	N/A
G	100 %	100 %	100 %	N/A	N/A	N/A	N/A	N/A	N/A
H	N/A	N/A	N/A	21 %	15 %	N/A	N/A	N/A	N/A
J	N/A	N/A	N/A	N/A	N/A	N/A	100 %	N/A	N/A

[1] On the Effective Date, Customer F became a minority shareholder of the Company.

A reconciliation of the reportable segment gross profit to loss before income taxes included in the Company's Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022, is as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Reportable segment gross profit	$ 121,070	$ 123,459	$ 8,400
Change in fair value of digital assets	(1,052)	—	—
Gain from sale of digital assets	—	3,893	44,298
Impairment of digital assets	—	(4,406)	(231,315)
Change in fair value of energy derivatives	(2,757)	(3,918)	—
Impairment of goodwill and other intangibles	—	—	(1,059,265)
Impairment of property, plant and equipment	—	—	(590,673)
Losses on exchange or disposal of property, plant and equipment	(4,210)	(1,956)	(28,025)
Operating expenses:			
Research and development	11,830	7,184	26,962
Sales and marketing	9,969	7,019	12,731
General and administrative	110,448	93,908	213,280
Total operating expenses	132,247	108,111	252,973
Operating (loss) income	(19,196)	8,961	(2,109,553)
Non-operating expenses (income), net:			
Loss (gain) on debt extinguishment	487	(20,065)	287
Interest expense, net	37,070	86,238	96,826
Fair value adjustment on convertible notes	—	—	186,853
Fair value adjustment on derivative warrant liabilities	—	—	(37,937)
Reorganization items, net	(111,439)	191,122	(197,405)
Change in fair value of warrants and contingent value rights	1,369,157	—	—
Other non-operating (income) expense, net	(325)	(2,530)	5,232
Total non-operating expenses, net	1,294,950	254,765	53,856
Loss before income taxes	$ (1,314,146)	$ (245,804)	$ (2,163,409)

16. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company from time to time has entered into various transactions with related parties.

The Company previously had agreements to provide digital asset hosted services to various entities that are managed and invested in by individuals that were directors and executives of the Company. For the years ended December 31, 2023 and 2022, the Company recognized digital asset hosted revenue from the contracts with these entities of $10.1 million and $29.5 million, respectively. In addition, for the years ended December 31, 2023 and 2022, there was equipment sales revenue recognized of nil and $71.4 million to these same various entities. There were no such transactions during the year ended December 31, 2024. Receivables from these entities were nil as of December 31, 2024 and 2023.

During the year ended December 31, 2022, the Company reimbursed its former chief executive officer, and its co-founder and director, for use of a personal aircraft for flights taken on Company business. The Company did not make such reimbursements in fiscal 2024 and 2023. For the year ended December 31, 2022, the Company incurred reimbursements of $1.9 million. Nominal amounts were payable at December 31, 2023.

17. SUBSEQUENT EVENT

On February 26, 2025, the Company announced a new agreement with CoreWeave to deliver an additional 70 MW of infrastructure at the Company's Denton, Texas facility. Under the terms of this agreement, the Company is contractually committed to approximately $104 million in capital expenditures.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, have evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) prior to the filing of this annual report.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Management's Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting consists of policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed and operated to provide reasonable assurance regarding the reliability of our financial reporting and our process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Based on our management's evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report included below.

Remediation of Prior Year Material Weaknesses

At December 31, 2023, the Company disclosed material weaknesses related to management's inability to design and implement program change management controls for certain financially relevant systems, related to user access provisioning controls over appropriate segregation of duties and related to controls to ensure transactions were recorded timely and in accordance with GAAP.

Throughout 2024, management executed the following actions to fully remediate the prior year material weaknesses:

- improved IT application-specific and general controls to manage access and program changes across our key systems;
- increased the depth, experience and communication within our accounting and finance organization;
- enhanced the design, coordination and documentation of controls over transactions, financial reporting, and inputs into period-end disclosures; and
- updated internal reporting procedures, including enhancing the analytical procedures used to assess period-end balances, to add depth to our review process and improve our segregation of duties.

To support our conclusion, management designed processes and controls in support of these remediation activities that were implemented and tested throughout the year and determined to be effective.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, except for the remediation actions described above, there was no change in Core Scientific, Inc.'s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving the desired control objectives. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Stockholders and Board of Directors of
Core Scientific, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Core Scientific Inc.'s (the "Company") internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, changes in contingently redeemable convertible preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes of the Company (collectively referred to as the "financial statements"), and our report dated February 26, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Marcum LLP

Marcum LLP
Los Angeles, CA
February 26, 2025

Item 9B. Other Information

2025 Annual Meeting

The Company has set May 12, 2025 as the date for its 2025 annual meeting of stockholders (the "Annual Meeting"). In accordance with the requirements set forth in our Second Amended and Restated Bylaws (the "Bylaws"), any stockholder seeking to raise a proposal or to make a nomination for consideration at the Annual Meeting must comply with the requirements set forth in our Bylaws, including by delivering a notice of their proposal or nomination to the Company's Secretary at 838 Walker Road, Suite 21-2105, Dover, Delaware 19904, no later than March 8, 2025. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide in their notice any additional information required by Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended.

Trading Arrangements

During the year ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders which will be filed with the SEC no later than 120 days after December 31, 2024 pursuant to Regulation 14A (the "2025 Proxy Statement"). For the relevant information within the 2025 Proxy Statement, see information included under the principal headings "Information Regarding Director Nominees and Directors"; "Executive Officers"; "Section 16(a) Beneficial Ownership Reporting Compliance"; and the sub-headings "Code of Business Conduct and Ethics"; "Audit Committee"; and "Insider Trading and Hedging Policy" under the principal heading "Corporate Governance and Related Matters."

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the 2025 Proxy Statement under the principal headings "Compensation Discussion and Analysis"; "Report of the Compensation Committee of the Board of Directors"; "Executive Compensation"; "Non-Employee Director Compensation"; "Pay versus Performance"; and the sub-heading "Compensation Committee Interlocks and Insider Participation" under the principal heading "Corporate Governance and Related Matters."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to the 2025 Proxy Statement under the principal headings "Securities Authorized for Issuance under Equity Compensation Plans"; "Security Ownership of Certain Beneficial Owners and Management"; and, with respect to the narrative description of the 2024 Stock Incentive Plan, the sub-heading "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" under the principal heading "Compensation Discussion and Analysis.".

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to the 2025 Proxy Statement Statement under the principal heading "Transactions with Related Persons" and the sub-heading "Board of Directors Independence" and, with respect to determining whether the members of a committee of the Board of Directors are independent, the sub-headings "Audit Committee"; "Compensation Committee"; and "Nominating and Corporate Governance Committee" under the heading "Corporate Governance and Related Matters."

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference to the 2025 Proxy Statement under the sub-headings "Principal Accountant Fees and Services" and "Pre-Approval Policies and Procedures" within the "Proposal 8 — Ratification of Selection of Independent Registered Public Accounting Firm."

Part IV

Item 15. Exhibits and Financial Statement Schedules.

1. **Consolidated Financial Statements**

The following consolidated financial statements of Core Scientific, Inc. are filed as part of this report.

Contents	Page
Report of Independent Registered Public Accounting Firm (PCAOB 688); Marcum LLP, Los Angeles, CA	82
Consolidated Balance Sheets as of December 31, 2024 and 2023	84
Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022	85
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2024, 2023 and 2022	86
Consolidated Statements of Changes in Contingently Redeemable Convertible Preferred Stock and Stockholders' Deficit for the years ended December 31, 2024, 2023 and 2022	87
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	89
Notes to Consolidated Financial Statements	92

2. **Consolidated Financial Statement Schedules**

All schedules are omitted as the information required is inapplicable or the information is presented in the consolidated financial statements or the related notes.

3. Exhibits

Exhibit No.	Exhibit Description
2.1††	Agreement and Plan of Merger and Reorganization by and among Power & Digital Infrastructure Acquisition Corp., XPDI Merger Sub Inc., XPDI Merger Sub 2, LLC, and Core Scientific Holding Co. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No, 001-40046), filed with the SEC on July 21, 2021).
2.2††	First Amendment to Agreement and Plan of Merger and Reorganization by and among Power & Digital Infrastructure Acquisition Corp., XPDI Merger Sub Inc., XPDI Merger Sub 2, LLC, and Core Scientific Holding Co. (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-4/A filed with the SEC on October 4, 2021).
2.3††	Second Amendment to Agreement and Plan of Merger and Reorganization, by and among Power & Digital Infrastructure Acquisition Corp., XPDI Merger Sub Inc., and Core Scientific Holding Co. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on December 30, 2021).
2.4	Confirmation Order, dated January 16, 2024 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on January 17, 2024).
3.1	Third Amended and Restated Certificate of Incorporation of Core Scientific, Inc., dated January 23, 2024 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K/A (File No.: 001-40046) filed with the SEC on January 25, 2024).
3.2	Second Amended and Restated Bylaws of Core Scientific, Inc., dated January 23, 2024 (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K/A (File No.: 001-40046) filed with the SEC on January 25, 2024).
4.1	Assignment, Assumption and Amendment Agreement, by and among Power & Digital Infrastructure Acquisition Corp., Core Scientific Holding Co., Continental Stock Transfer & Trust Company, Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the SEC on January 24, 2022).
4.2	Form of Bridge Promissory Note, by, between the Company and B. Riley Commercial Capital, LLC (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-40046) for the period ended March 31, 2022 filed with the SEC on May 13, 2022).
4.3	Form of Bridge Promissory Note, by, and between the Company and BRF Finance Co., LLC (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-40046) for the period ended March 31, 2022 filed with the SEC on May 13, 2022).
4.4	Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on February 12, 2021).
4.5††	Secured Convertible Note Purchase Agreement, dated as of April 19, 2021, by and among Core Scientific Holding Co., the Guarantors thereto, the Purchasers thereto and U.S. Bank National Association as note agent and collateral agent (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-1 (File No. 333-262596), filed with the SEC on February 9, 2022).
4.6	First Amendment to Secured Convertible Note Purchase Agreement, dated as of April 22, 2021, by and among Core Scientific Holding Co., the Guarantors thereto, the Purchasers thereto and U.S. Bank National Association as note agent and collateral agent (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-1 (File No. 333-262596), filed with the SEC on February 9, 2022).
4.7	Form of Secured Convertible Promissory Note (incorporated by reference to Exhibit A to Exhibit 4.5 to the Company's Registration Statement on Form S-1 (File No. 333-262596), filed with the SEC on February 9, 2022).
4.8††	Convertible Note Purchase Agreement by and among Core Scientific Holding Co., the Guarantors thereto, the Purchasers thereto and U.S. Bank National Association as note agent and collateral agent, dated August 20, 2021 (incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-4/A (File No. 333-258720), filed with the SEC on November 19, 2021).
4.9	First Amendment to Convertible Note Purchase Agreement by and among Core Scientific Holding Co., the Guarantors thereto, the Purchasers thereto and U.S. Bank National Association as note agent and collateral agent dated September 23, 2021 (incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-4/A (File No. 333-258720), filed with the SEC on November 19, 2021).

Exhibit No.	Exhibit Description
4.10	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-4/A (File No. 333-258720), filed with the SEC on November 19, 2021).
4.11	Description of registered securities (incorporated by reference to Exhibit 4.13 to the Company's Annual Report on Form 10-K (File No. 001-40046), filed with the SEC on March 30, 2022).
4.12††	Secured Convertible Notes Indenture, dated as of January 23, 2024, by and among the Company, as issuer, the guarantors named therein and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K/A (File No.: 001-40046) filed with the SEC on January 25, 2024).
4.13††	Secured Notes Indenture, dated as of January 23, 2024, by and among the Company, as issuer, the guarantors named therein and Wilmington Trust, National Association as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K/A (File No.: 001-40046) filed with the SEC on January 25, 2024).
4.14	Warrant Agreement, dated as of January 23, 2024, by and among the Company, Computershare Inc., a Delaware corporation and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, as Warrant Agent (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K/A (File No.: 001-40046) filed with the SEC on January 25, 2024).
4.15	Indenture, dated as of August 19, 2024, by and between the Company and U.S. Bank Trust Company, National Association, as Trustee (including the form of Global Note, representing the Company's 3.00% Convertible Senior Notes due 2029 included as Exhibit A therein) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on August 19, 2024).
4.16	Indenture, dated as of December 5, 2024, by and between the Company and U.S. Bank Trust Company, National Association, as Trustee (including the form of the Global Note, representing the Company's 0.00% Convertible Senior Notes due 2031 included as Exhibit A therein) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on December 5, 2024).
10.1	Sponsor Agreement, dated as of July 20, 2021, among Power & Digital Infrastructure Acquisition Corp., XPDI Sponsor LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on July 21, 2021).
10.2	Form of Support Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on July 21, 2021).
10.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.23 the Company's Registration Statement on Form S-4/A (File No. 333-258720), filed with the SEC on October 4, 2021).
10.4	Registration and Stockholder Rights Agreement between Power & Digital Infrastructure Acquisition Corp., XPDI Sponsor LLC, the Anchor Investors and certain directors of Power & Digital Infrastructure Acquisition Corp (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on February 12, 2021).
10.5	Amended and Restated Registration Rights Agreement by and among Power & Digital Infrastructure Acquisition Corp., XPDI Sponsor LLC, Core Scientific Holding Co., and other parties thereto, dated January 19, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on January 24, 2022).
10.6#	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.30 to the Company's Registration Statement on Form S-4/A (File No. 333-258720), filed with the SEC on November 19, 2021).
10.7#	Core Scientific, Inc. (f/k/a MineCo Holdings, Inc.) 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-4 (File No. 333-258720), filed with the SEC on August 11, 2021).
10.8#	First Amendment to Core Scientific, Inc. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-4 (File No. 333-258720), filed with the SEC on August 11, 2021).
10.9#	Second Amendment to Core Scientific, Inc. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-4 (File No. 333-258720), filed with the SEC on August 11, 2021).

Exhibit No.	Exhibit Description
10.10#	Third Amendment to Core Scientific, Inc. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-4 (File No. 333-258720), filed with the SEC on August 11, 2021).
10.11#	Restricted Stock Unit Award Agreement underlying the Core Scientific, Inc. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-4 (File No. 333-258720), filed with the SEC on August 11, 2021).
10.12#	Restricted Stock Unit Award Agreement underlying the Core Scientific, Inc. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-4 (File No. 333-258720), filed with the SEC on August 11, 2021).
10.13#	Nonqualified Option Award Agreement underlying the Core Scientific, Inc. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-4 (File No. 333-258720), filed with the SEC on August 11, 2021).
10.14#	Core Scientific, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on January 24, 2022).
10.15#	Form of Restricted Stock Unit Award Agreement underlying the Core Scientific, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-4/A (File No. 333-258720), filed with the SEC on October 4, 2021).
10.16#	Form of Stock Option Agreement underlying the Core Scientific, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company's Registration Statement on Form S-4/A (File No. 333-258720), filed with the SEC on October 4, 2021).
10.17#	Core Scientific, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on January 24, 2022).
10.18#	Letter Agreement by and between Todd DuChene and Core Scientific, Inc., dated December 15, 2018 (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-4 (File No. 333-258720), filed with the SEC on August 11, 2021).
10.19#	Amended and Restated Employment Agreement by and between Michael J. Levitt and Core Scientific Holding Co., dated October 10, 2021 (incorporated by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-4/A (File No. 333-258720), filed with the SEC on November 19, 2021).
10.20#	Employment Agreement by and between Darin Feinstein and Core Scientific Holding Co., dated October 10, 2021 (incorporated by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-4/A (File No. 333-258720), filed with the SEC on November 19, 2021).
10.21#	Non-Employee Director Compensation Policy of Core Scientific, Inc (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-4/A (File No. 333-258720), filed with the SEC on November 19, 2021).
10.22#††	Separation Agreement, dated as of April 18, 2022, by and between the Company and Michael Trzupek (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-40046), for the period ended March 31, 2022 filed with the SEC on May 13, 2022).
10.23#	Employment Agreement, dated as of April 7, 2022, by and between the Company and Denise Sterling (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-40046), for the period ended March 31, 2022 filed with the SEC on May 13, 2022).
10.24++	Industrial Power Contract by and between Murphy Electric Power Board and BCV 77, LLC, dated December 15, 2017, as assigned and assumed on February 19, 2018 (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4, filed with the SEC on August 11, 2021).
10.25††	Interruptible Power Product Agreement by and between Murphy Electric Power Board and Core Scientific Holding Co., dated August 30, 2018 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-4, filed with the SEC on August 11, 2021).

Exhibit No.	Exhibit Description
10.26++	Investment Credit Agreement by and among Core Scientific Holding Co., Murphy Electric Power Board and the Tennessee Valley Authority, dated October 10, 2018 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-4, filed with the SEC on August 11, 2021).
10.27++	Master Services Agreement by and between Core Scientific Holding Co. and Duke Energy Carolinas, LLC, dated June 25, 2018 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-4 filed with the SEC on August 11, 2021).
10.28††++	Electric Service Agreement by and between Core Scientific Holding Co. and Duke Energy Carolinas, LLC, dated June 10, 2019 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-4, filed with the SEC on August 11, 2021).
10.29††++	Amended and Restated Electric Service Agreement by and between American Property Acquisitions VII, LLC and The Board of Water, Light and Sinking Fund Commissioners of the City of Dalton, Georgia, dated October 11, 2018 (Industrial South Premises) (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-4, filed with the SEC on August 11, 2021).
10.30††++	Amended and Restated Electric Service Agreement by and between American Property Acquisitions VII, LLC and The Board of Water, Light and Sinking Fund Commissioners of the City of Dalton, Georgia, dated October 11, 2018 (Boring Drive Property) (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-4, filed with the SEC on August 11, 2021).
10.31	Firm Power Contract by and between Core Scientific Holding Co. and the Tennessee Valley Authority, dated March 12, 2019, as amended on April 30, 2020 and February 25, 2021 (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-4, filed with the SEC on August 11, 2021).
10.32	Interruptible Power Product Agreement by and between Core Scientific Holding Co. and the Tennessee Valley Authority, dated April 28, 2020 (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-4, filed with the SEC on August 11, 2021).
10.33††++	Bridge Promissory Note, dated as of April 7, 2022, by and between the Company and B. Riley Commercial Capital, LLC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-40046), for the period ended June 30, 2022 filed with the SEC on August 22, 2022).
10.34††++	Bridge Promissory Note, dated as of April 7, 2022, by and between the Company and BRF Finance Co., LLC (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-40046), for the period ended June 30, 2022 filed with the SEC on August 22, 2022).
10.35++	Amended and Restated Bridge Promissory Note, dated as of August 1, 2022, by and between the Company and B. Riley Commercial Capital, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on August 4, 2022).
10.36++	Amended and Restated Bridge Promissory Note, dated as of August 1, 2022, by and between the Company and BRF Finance Co., LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on August 4, 2022).
10.37	Senior Secured Super-Priority Debtor-in-Possession Loan and Security Agreement, dated as of December 22, 2022, by and among the Company, Wilmington Savings Fund Society, FSB as the administrative agent and collateral agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on December 22, 2022).
10.38	Restructuring Support Agreement, dated as of December 22, 2022, by and among the Company and the Ad Hoc Noteholder Group (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on December 22, 2022).
10.39	Common Stock Purchase Agreement, dated as of July 20, 2022, by and between Core Scientific, Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on July 21, 2022).
10.40	Registration Rights Agreement, dated as of July 20, 2022, by and between Core Scientific, Inc. and B. Riley (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-40046), filed with the SEC on July 21, 2022).

Exhibit No.	Exhibit Description
10.41	Commitment Letter, dated as of January 29, 2023, by and between Core Scientific, Inc. and B. Riley Commercial Capital LLC (incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K (File No.: 001-40046), filed with the SEC on February 7, 2023).
10.42	Replacement DIP Credit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No.: 001-40046), filed with the SEC on March 2, 2023).
10.43	First Amendment to Replacement DIP Credit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No.: 001-40046), filed with the SEC on July 6, 2023).
10.44	Resignation of Michael Levitt from his role as Chief Executive Office and appointment of Adam Sullivan to serve as interim Chief Executive Officer, as filed in the Company's Current Report on Form 8-K (File No.: 001-40046) filed with the SEC on August 7, 2023.
10.45	Purchase and Sale Agreement, by and between Core Scientific Operating Company and Celsius Mining LLC, date (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No.: 001-40046) filed with the SEC on September 20, 2023).
10.46	Agreement in principle with the Ad Hoc Noteholder Group and the Equity Committee regarding the terms of a chapter 11 plan of reorganization, subject to the finalization of the Debtors' Third Amended Joint Chapter 11 Plan of Reorganization of Core Scientific, Inc. and its Debtor Affiliates, as filed in the Company's Current Report of From 8-K (File No.: 001-40046) filed with the SEC on October 30, 2023.
10.47††	Restructuring Support Agreement, dated November 16, 2023, by and among the Debtors, the Consenting Creditors and the Equity Committee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No.: 001-40046) filed with the SEC on November 22, 2023).
10.48††	Backstop Commitment Letter, dated November 16, 2023, by and among the Company and the Commitment Parties (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No.: 001-40046) filed with the SEC on November 22, 2023).
10.49††	Asset Purchase Agreement, dated as of September 5, 2023, by and between Bitmain and the Company (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K/A (File No.: 001-40046) filed with the SEC on January 25, 2024).
10.50††	Amendment to Asset Purchase Agreement, dated as of November 6, 2023 by and between Bitmain and the Company (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K/A (File No.: 001-40046) filed with the SEC on January 25, 2024).
10.51††	Exit Credit Agreement, dated as of January 23, 2024, by and the Company, as borrower, the guarantors named therein, the lenders party (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K/A (File No.: 001-40046) filed with the SEC on January 25, 2024).
10.52††	Equipment Loan and Security Agreement, dated as of January 23, 2024, by and between Blockfi Lending LLC, as lender, and the Company (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K/A (File No.: 001-40046) filed with the SEC on January 25, 2024).
10.53††	Equipment Loan and Security Agreement, dated as of January 23, 2024, by and between Stonebriar Commercial Finance LLC, as lender (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K/A (File No.: 001-40046) filed with the SEC on January 25, 2024).
10.54	Contingent Value Rights Agreement, dated as of January 23, 2024, by and among the Company, Computershare Inc., a Delaware corporation and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K/A (File No.: 001-40046) filed with the SEC on January 25, 2024).
10.55#	Letter Agreement by and between Adam Sullivan and Core Scientific Holding Co., dated April 5, 2023 (incorporated by reference to Exhibit 10.97 of the Company's Annual Report on Form 10-K filed with the SEC on March 13, 2024)

Exhibit No.	Exhibit Description
10.56#	Core Scientific, Inc., 2024 Stock Incentive Plan, dated as of April 26, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 2, 2024).
10.57#	Employment Agreement, by and between Adam Sullivan and Core Scientific, Inc., dated June 14, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 17, 2024).
10.58#	Form of Restricted Stock Unit Award Agreement pursuant to Core Scientific, Inc. 2024 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 17, 2024).
10.59#	Form of Performance Share Unit Award Agreement pursuant to Core Scientific, Inc. 2024 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on June 17, 2024).
10.60#	Employment Agreement, by and between Todd M. DuChene and Core Scientific, Inc., dated July 19, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2024).
10.61#	Form of Restricted Stock Unit Award Agreement pursuant to Core Scientific, Inc. 2024 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2024).
10.62#	Form of Performance Share Unit Award Agreement pursuant to Core Scientific, Inc. 2024 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2024).
10.63#	Transition and Separation Agreement, by and between Denise Sterling and Core Scientific, Inc., dated September 5, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 6, 2024).
10.64#	Form of Restricted Stock Unit Award Agreement pursuant to Core Scientific, Inc. 2024 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 6, 2024).
16.1	Letter regarding Change in Certifying Accountant, dated as of October 28, 2022 (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K (File No. 001-40046) filed with the SEC on October 28,
16.2	Letter regarding Change in Certifying Accountant, dated as of November 23, 2022 (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K (File No. 001-40046) filed with the SEC on November 23, 2022.
19*	Core Scientific, Inc. Insider Trading Policy
21.1*	List of Subsidiaries
23.1*	Consent of Marcum LLP
31.1*	Certifications of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certifications of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (the cover page XBRL tags)

*   Filed herewith.

\#   Indicates management contract or compensatory plan.

††   Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

++   Portions of this Exhibit (indicated by asterisks) have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

Item 16. Form 10-K Summary

Not applicable.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Core Scientific, Inc.**

By:	/s/ Adam Sullivan
Name:	Adam Sullivan
Title:	Chief Executive Officer
Date:	February 26, 2025

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Position	Date
/s/ Adam Sullivan Adam Sullivan	Chief Executive Officer and Director (*Principal Executive Officer*)	February 26, 2025
/s/ Denise Sterling Denise Sterling	Chief Financial Officer (*Principal Accounting and Financial Officer*)	February 26, 2025
/s/ Todd Becker Todd Becker	Director	February 26, 2025
/s/ Jeff Booth Jeff Booth	Director	February 26, 2025
/s/ Jordan Levy Jordan Levy	Director	February 26, 2025
/s/ Jarrod Patten Jarrod Patten	Director	February 26, 2025
/s/ Yadin Rozov Yadin Rozov	Director	February 26, 2025
/s/ Eric Weiss Eric Weiss	Director	February 26, 2025